Form 40-F
period 2002-12-31
NOVA GAS TRANSMISSION LTD
filed 2003-04-29
CIK 831909

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended       December 31, 2002              Commission File Number       1-9912

NOVA Gas Transmission Ltd.

(Exact Name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Not Applicable

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

TransCanada PipeLines Limited, 450 - 1st Street S.W.

Calgary, Alberta, Canada, T2P 5H1

(403) 920-2000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation, Suite 2610, 520 Pike Street

Seattle, Washington, 98101 (206) 622-4511; 1-800-456-4511

 (Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
7 7/8% Debentures due	New York Stock Exchange
April 1, 2023

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this Form:

                    ☒     Annual Information Form                                          ☒     Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2002, 100,004 New Common Shares and 100,002 New Senior Preferred Shares were issued and outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                    Yes      ☐                                                                               No     ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                    Yes      ☒                                                                               No      ☐

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS

A.                Audited Annual Financial Statements

                    The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto is attached.

B.                Management's Discussion & Analysis

                    For management's discussion and analysis, see pages 8 through 19 of the NOVA Gas Transmission Ltd. 2002 Annual Information Form attached hereto and under the heading “Management's Discussion and Analysis of Financial Condition and Results of Operations”.

CONTROLS AND PROCEDURES

                    The conclusions of the Registrant's management with respect to the effectiveness of the Registrant's disclosure controls and procedures are contained on pages 15 and 16 of the NOVA Gas Transmission Ltd. 2002 Annual Information Form attached hereto and under the heading “Disclosure Controls and Procedures, and Internal Controls”.

UNDERTAKING

                    Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

SIGNATURES

                    Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

NOVA Gas Transmission Ltd.

Per:	“Russell K. Girling”
RUSSELL K. GIRLING, Executive Vice-President
and Chief Financial Officer

Date: April 28, 2003

Certificate Pursuant to Section 302
Of the Sarbanes-Oxley Act

I, Harold N. Kvisle, certify that:

1.                                       I have reviewed this annual report on Form 40-F of NOVA Gas Transmission Ltd.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated April 24, 2003

/s/ Harold N. Kvisle
Harold N. Kvisle
Chief Executive Officer

Certificate Pursuant to Section 302
Of the Sarbanes-Oxley Act

I, Russell K. Girling, certify that:

1.               I have reviewed this annual report on Form 40-F of NOVA Gas Transmission Ltd.;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)          designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)         evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)          presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)          all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)         any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.               The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated April 24, 2003

/s/ Russell K. Girling
Russell K. Girling
Executive Vice-President
and Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS REPORT

1.               NOVA Gas Transmission Ltd. Consolidated Audited Annual Financial Statements for the year ended December 31, 2002.

2.               NOVA Gas Transmission Ltd. Annual Information Form for the year ended December 31, 2002, which includes Management's Discussion and Analysis.

3.               Certification of Chief Executive Officer under Section 906 of Sarbanes-Oxley.

4.               Certification of Chief Financial Officer under Section 906 of Sarbanes-Oxley.

EXHIBITS

1.              Auditor’s Report to Shareholder, dated February 25, 2003.

2.     Consent of KPMG llp Chartered Accountants, dated April 28, 2003.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED

FINANCIAL STATEMENTS

(AUDITED)

DECEMBER 31, 2002

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED INCOME

Year ended December 31 (millions of dollars)	2002	2001	2000

Revenues	1,358	1,345	1,299

Expenses
Operating expenses	356	348	352
Depreciation	295	292	251
	651	640	603

Operating Income	707	705	696

Other Expenses/(Income)
Financial charges (Note 3)	299	312	310
Allowance for funds used during construction	(3)	(2)	(4)
Other	—	13	12
	296	323	318

Income before Income Taxes	411	382	378
Income Taxes (Note 8)	191	180	170
Net Income	220	202	208

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED CASH FLOWS

Year ended December 31 (millions of dollars)	2002	2001	2000

Cash Generated From Operations
Net income	220	202	208
Depreciation	295	292	251
Future income taxes	9	(10)	8
Other	3	12	48
Funds generated from operations	527	496	515
Increase in operating working capital	(60)	(19)	(43)
Net cash provided by operating activities	467	477	472

Investing Activities
Capital expenditures	(170)	(128)	(143)
Deferred amounts and other assets	(17)	(13)	70
Net cash used in investing activities	(187)	(141)	(73)

Financing Activities
Long-term debt issued	300	—	302
Reduction of long-term debt	(486)	(254)	(211)
Common share dividends	(79)	(202)	(273)
(Decrease)/increase in amounts due to parent and affiliates	(15)	120	(217)
Net cash used in financing activities	(280)	(336)	(399)

Change in Cash	—	—	—
Cash at Beginning of Year	—	—	—
Cash at End of Year	—	—	—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED BALANCE SHEET

December 31 (millions of dollars)	2002	2001

ASSETS
Current Assets
Accounts receivable	130	84
Inventories	32	26
	162	110

Plant, Property and Equipment (Note 2)	4,942	5,066
Deferred Amounts and Other Assets	50	37
Future Income Taxes (Note 8)	35	44

	5,189	5,257

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accounts payable	12	19
Due to parent (Note 4)	363	378
Accrued interest	44	45
Long-term debt due within one year (Note 3)	296	186
	715	628

Long-Term Debt (Note 3)	2,625	2,921
Preferred Shares (Note 5)	—	—
Common Shareholder’s Equity
Common shares (Note 6)	1,706	1,706
Retained earnings	143	2
	1,849	1,708

	5,189	5,257

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the board:

(Signed)	(Signed)
Director	Director

4

NOVA GAS TRANSMISSION LTD.
CONSOLIDATED RETAINED EARNINGS

Year ended December 31 (millions of dollars)	2002	2001	2000

Balance at beginning of year	2	2	67
Net income	220	202	208
Common share dividends	(79)	(202)	(273)
Balance at end of year	143	2	2

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOVA GAS TRANSMISSION LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVA Gas Transmission Ltd. (NGTL or the company), a wholly-owned subsidiary of TransCanada PipeLines Limited (TransCanada), owns and operates an Alberta-wide natural gas transportation system (the Alberta System).  The Alberta System collects and transports natural gas for use in Alberta and delivery to connecting pipelines at the provincial borders for export to Eastern Canada and to the United States.

TransCanada Pipeline Ventures Limited Partnership (“Ventures LP”) is a business created to provide energy solutions for customers operating in the Western Canada Sedimentary Basin.  It currently owns two natural gas pipelines providing service from the Alberta System, one to the Fort McMurray oil sands region in northern Alberta, and the other to a large petrochemical complex at Joffre, Alberta.  Ventures LP is wholly-owned by NGTL, 99.99% directly and the remaining .01% through a wholly-owned subsidiary, TransCanada Pipeline Ventures Ltd.

NOTE 1                Accounting Policies

The consolidated financial statements of the company have been prepared by Management in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences are described in Note 10.  Amounts are stated in Canadian dollars unless otherwise indicated.  Certain comparative figures have been reclassified to conform with the current year’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgement.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Basis of Presentation

The consolidated financial statements include the accounts of NGTL and its wholly-owned subsidiaries.

Regulation

The Alberta System is regulated by the Alberta Energy and Utilities Board (EUB) primarily under the provisions of the Gas Utilities Act (Alberta) (GUA) and the Pipeline Act (Alberta).  Under the GUA, the rates, tolls and other charges, and terms and conditions of service are subject to the approval of the EUB.

In May 2001, the EUB approved the rates, tolls and charges resulting from the Alberta System Rate Settlement 2001 — 2002 (ASRS).  The ASRS provides a formula based on negotiated fixed revenue requirements for each year, to establish the company’s recoverable costs through its transportation tolls from January 1, 2001 to December 31, 2002.  Prior to this, the company’s recoverable costs were established by the Cost-efficiency Incentive Settlement (CEIS).  The CEIS was effective January 1, 1996 to December 31, 2000.

In order to achieve a proper matching of revenue and expenses, the timing of recognition of certain revenue and expenses may differ from that otherwise expected under generally accepted accounting principles.

Inventories

Inventories are carried at the lower of average cost or net realizable value.

Plant, Property and Equipment

Plant, property and equipment are carried at cost and consist primarily of pipeline, compression and metering facilities used in the transmission of natural gas.  Depreciation is calculated on a straight-line basis.  The various rates used for the Alberta System resulted in a composite depreciation rate of 4.00 per cent for 2002 (2001 — 4.00  per cent, 2000 — 3.50  per cent).  Removal and site restoration costs are not determinable and will be recorded when reasonably estimable and when approved by the EUB.  An allowance for funds used during construction is capitalized and included in the cost of plant, property and equipment.

Income Taxes

As prescribed by the regulator, the taxes payable method of accounting for income taxes is used for tollmaking purposes for regulated natural gas transmission operations.  Under the taxes payable method it is not necessary to provide for future income taxes. This method is also used for accounting purposes, since there is reasonable expectation that future taxes payable will be included in future costs of service and recorded in revenues at that time.  The liability method of accounting for income taxes is used for other operations.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Changes to these balances are recognized in income in the period in which they occur.

Foreign Currency Translation

Exchange gains or losses on the principal amounts of foreign currency debt are deferred until they are recovered in tolls.

Derivative Financial Instruments

The company utilizes derivative financial instruments to manage its exposure to changes in foreign currency exchange rates and interest rates.  Gains and losses on derivatives used as hedges for regulated operations are recognized as they are recovered through the toll making process.

NOTE 2      Plant, Property and Equipment

December 31 (millions of dollars)	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Alberta System

Pipeline	4,922	1,755	3,167	4,810	1,607	3,203
Compression	1,517	479	1,038	1,489	413	1,076
Metering and other	919	237	682	964	258	706
	7,358	2,471	4,887	7,263	2,278	4,985
Under construction	4	—	4	33	—	33
	7,362	2,471	4,891	7,296	2,278	5,018
Other	58	7	51	52	4	48
	7,420	2,478	4,942	7,348	2,282	5,066

NOTE 3                      Long-Term Debt

		2002		2001
	Maturity Dates	Outstanding December 31(1)	Weighted Average Interest Rate(2)	Outstanding December 31(1)	Weighted Average Interest Rate(2)

Debentures and Notes
Canadian dollars	2003-2024	798	11.0%	819	11.0%
U.S. dollars (2002 — US $500 and 2001 — US$625)	2004-2023	790	8.3%	995	8.2%
Medium-Term Notes
Canadian dollars(3)	2005-2030	1,067	7.4%	1,074	7.4%
U.S. dollars (2002 and 2001 — US$233)(4)	2026-2029	368	7.7%	371	7.7%
Unsecured Loans
U.S. dollars (2002 and 2001 — US$107)	2003	169	2.1%	170	2.3%
		3,192		3,429
Foreign exchange differential recoverable through the tollmaking process		(271)		(322)
		2,921		3,107
Less: Long-Term Debt Due Within One Year		296		186
		2,625		2,921

(1)          Amounts outstanding are stated in millions of Canadian dollars; amounts denominated in U.S. dollars are stated in millions.

(2)          Weighted average interest rates are stated as at the respective outstanding dates.  The effective weighted average interest rates resulting from swap agreements are as follows: U.S. dollar unsecured loans — 8.3 per cent (2001 — 8.3 per cent).

(3)          $300 million  (2001 — $300 million) of this is in the form of a Promissory Note to TransCanada.  This note has an interest rate of 7.52 per cent and matures in 2010.

(4)          $316 million (US$200 million) (2001 — $319 million (US$200 million)) of this is in the form of a Promissory Note to TransCanada.  This note has an interest rate of 7.7 per cent and matures in 2029.

Debentures

Debentures amounting to $225 million have retraction provisions that entitle the holders to require redemption of up to 8 per cent of the then outstanding principal plus accrued and unpaid interest on repayment dates.  No redemptions have been made to December 31, 2002.

Medium-Term Notes

Medium-term notes amounting to $50 million have a provision entitling the holders to extend the maturity of the medium-term notes from the initial repayment date of 2007 to 2027.  If extended, the interest rate would increase from 6.1 percent to 7.0 per cent and the medium term notes would become redeemable at the option of the company.

Financial Charges

Year ended December 31 (millions of dollars)	2002	2001	2000

Interest on long-term debt	294	303	305
Short-term interest and other financial charges	3	7	3
Amortization of debt discount	2	2	2
	299	312	310

The company made interest payments of $278 million, $299 million, and $296 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Mandatory Retirements

Mandatory retirements resulting from maturities and sinking fund obligations of the long-term debt of the company approximate: 2003 — $296 million; 2004 — $218 million; 2005 — $124 million; 2006 — $76 million; 2007 — $111 million.

NOTE 4                Due to Parent

Short-term borrowings from TransCanada are unsecured, payable on demand and interest is charged at the prevailing short-term commercial paper rates.

NOTE 5              Preferred Shares

The company is authorized to issue an unlimited number of New Senior Preferred Shares, Class A Preferred Shares, Class B Preferred Shares, and Senior Preferred Shares, all of which are without par value.

At December 31, 2002 and 2001, 100,002 New Senior Preferred Shares with a carrying value of $1 per share were issued and outstanding.

NOTE 6                Common Shares

The company is authorized to issue an unlimited number of New Common Shares of no par value.

At December 31, 2002 and 2001, 100,004 common shares with a total carrying value of $1,706 million were issued and outstanding.

NOTE 7                Risk Management

Foreign Exchange and Interest Rate Management Activity

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures through the use of foreign currency and interest rate derivatives.  These derivatives are comprised of contracts for periods up to 10 years.  Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. The table below provides information on derivatives held but not on the corresponding position that has been hedged.

Asset/(Liability) at December 31 (millions of dollars)	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign exchange risk
Cross-currency swaps	46	46	88	88

Interest rate risk and interest impact of Cross-currency swaps
Interest rate swaps
Canadian dollars	—	16	1	15
U.S. dollars	(1)	(8)	(1)	(11)

The principal amounts of the cross-currency swaps are US$162 million (2001 — US$287 million).  Notional principal amounts for interest rate swaps are nil  (2001 — $6 million) and US$75 million (2001 — US$75 million).

Notional Amounts

Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the company and its counterparties and are not a measure of the company’s exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

Carrying Values of Derivatives

The carrying amounts of cross-currency swaps represent the net unrealized gains or losses on those swaps.  The carrying amounts for interest rate swaps represent the net accrued interest from the last payment date to the reporting date.  The carrying amounts shown in the table above are recorded in the Consolidated Balance Sheet.

Fair Values

The fair values of long-term debt are determined using market prices for the same or similar issues.  The fair values of foreign exchange and interest rate derivatives have been estimated using year-end market rates. These fair values approximate the amount that the company would receive or pay if the instruments were closed out at these dates.

The fair value of long-term debt, including the current portion, is $3,775 million (2001 — $3,941 million).

These fair values are provided solely for information purposes and are not recorded in the Consolidated Balance Sheet.

Credit Risk

Credit risk results from the possibility that a counterparty to a derivative in which the company has an unrealized gain fails to perform according to the terms of the contract.  Credit exposure is minimized by dealing with creditworthy counterparties in accordance with established credit approval practices. At December 31, 2002, total credit risk and largest credit exposure to a single counterparty is $61 million for foreign currency and interest rate derivatives.

NOTE 8                Income Taxes

Provision for Income Taxes

Year ended December 31 (millions of dollars)	2002	2001	2000

Current	182	190	162
Future	9	(10)	8
	191	180	170

Reconciliation of Income Tax Expense

Year ended December 31 (millions of dollars)	2002	2001	2000

Income before income taxes	411	382	378
Amounts not subject to tax currently	62	31	(24)
	473	413	354
Federal and provincial statutory income tax rate	39.2%	42.1%	44.6%
Expected income tax expense	185	174	158
Large corporations tax	6	7	9
Adjustment to future tax assets and liabilities for enacted changes in tax laws and rates	—	—	5
Other	—	(1)	(2)
Actual income tax expense	191	180	170

Income Tax Payments

Income tax payments of $203 million, $215 million, and $171 million were made during the years ended December 31, 2002, 2001, and 2000, respectively.

Future Income Taxes

The company follows the taxes payable method of accounting for income taxes related to its regulated operations.  If the liability method of accounting had been used, additional future income tax liabilities in the amount of $522 million at December 31, 2002 (2001 — $563 million) would have been recorded and would be recoverable through future revenues.

NOTE 9                      Related Party Transactions

All transactions with related parties occurred in the normal course of operations under normal commercial terms.

TransCanada

During 2002, NGTL made interest payments to TransCanada in the amount of $50 million  (2001 — $51 million; 2000 — $46 million).

TransCanada Energy Ltd.

NGTL invoiced TransCanada Energy Ltd. (a subsidiary of TransCanada) $0.2 million in 2002 (2001 — $176 million; 2000 — $210 million) for gas transportation services.

Foothills Pipe Lines (Alta.) Ltd.

TransCanada both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 74.5 per cent interest in Foothills Pipe Lines (Alta.) Ltd.  During 2002, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $75 million for gas transportation services (2001 — $83 million; 2000 — $74 million).

NOTE 10         Significant Differences Between Canadian and U.S. GAAP

Net Income Reconciliation

Year ended December 31 (millions of dollars except per share amounts)	2002	2001	2000
Net income from continuing operations as reported in accordance with Canadian GAAP	220	202	208
Income taxes from substantively enacted tax rates(1)	—	5	(5)
Net income in accordance with U.S. GAAP	220	207	203

(1)          Under U.S. GAAP, only enacted rates can be used in measuring deferred tax assets and liabilities; use of substantively enacted rates is not permitted.  The February 2000 and October 2000 Federal budgets would not be considered enacted until the proposals were completely enacted into law in June 2001 and, accordingly, the related tax recoveries are recognized in 2001.

Condensed Statement of Consolidated Income in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2002	2001	2000
Revenues	1,358	1,345	1,299
Other costs and expenses	356	348	352
Depreciation	295	292	251
	651	640	603
Operating income	707	705	696
Other (income)/expenses
Other expenses	296	323	318
Income taxes	191	175	175
	487	498	493
Net income in accordance with U.S. GAAP	220	207	203

Comprehensive Income in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2002	2001	2000
Net income in accordance with U.S. GAAP	220	207	203
Adjustments affecting comprehensive income under U.S. GAAP
Unrealized gain/(loss) on derivatives(2)	2	(3)	—
Tax impact of gain/(loss) on derivatives(2)	(1)	1	—
Comprehensive income before cumulative effect of the application of SFAS No. 133 in accordance with U.S. GAAP	221	205	203
Cumulative effect of the application of SFAS No. 133, net of tax(2)	—	(4)	—
Comprehensive income in accordance with U.S. GAAP	221	201	203

Condensed Balance Sheet in Accordance with U.S. GAAP

December 31 (millions of dollars)	2002	2001
Current assets	162	110
Plant, property and equipment	4,942	5,066
Deferred amounts and other(2)	111	139
Regulatory asset(3)	806	879
	6,021	6,194

Current liabilities	715	628
Deferred amounts(2)	8	10
Future income taxes(3)	768	831
Long-term debt(2)	2,686	3,023
Shareholders’ equity(2)	1,844	1,702
	6,021	6,194

(2)          In 2001, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivatives and Hedging Activities”.  SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings.

On initial adoption of SFAS No. 133 on January 1, 2001, additional assets of $72 million and liabilities of $78 million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges and the corresponding change in the fair value of items designated as hedges.  A charge of $4 million, after tax, relating to the fair value of derivatives designated as cash flow hedges was recognized in other comprehensive income as the cumulative effect of application of SFAS No. 133.

As at December 31, 2002, additional assets of $61 million (2001 — $102 million) and liabilities of $66 million (2001 - $108 million) were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges and the corresponding change in the fair value of items designated as hedges.

No amounts were included in income in 2002 and 2001 with respect to cash flow hedges.  For amounts included in other comprehensive income as at December 31, 2002, $1 million (2001 — $(2) million), after tax, relates to the hedge of foreign exchange rate risk.  Of these amounts, none are expected to be recorded in earnings during 2003.

(3)          Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses.  As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

December 31 (millions of dollars)	Cash Flow Hedges (FAS 133)

Balance at December 31, 2000	—

Unrealized (loss)/gain on derivatives, net of tax	(2)
Cumulative effect of adoption of FAS 133, net of tax	(4)
Balance at December 31, 2001	(6)

Unrealized (loss)/gain on derivatives, net of tax	1
Balance at December 31, 2002	(5)

Income Taxes

The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

December 31 (millions of dollars)	2002	2001
Deferred Tax Liabilities
Difference in accounting and tax bases of plant and equipment	490	529
Taxes on future revenue requirement	284	316
Other	4	3
	778	848
Deferred Tax Assets
Deferred amounts	9	15
Other	1	2
	10	17
Net deferred tax liabilities	768	831

Other

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with asset retirement costs.  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.  The Company is required and plans to adopt the provisions of SFAS No. 143 for the quarter ending March 31, 2003.  The initial adoption of the new standard is not expected to have a significant impact on the company’s financial statements.

NOVA Gas Transmission Ltd.

RENEWAL ANNUAL INFORMATION FORM

for the year ended December 31, 2002

April 24, 2003

TABLE OF CONTENTS

REFERENCE INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
FORWARD-LOOKING INFORMATION
THE CORPORATION
PIPELINE OPERATIONS
HEALTH, SAFETY AND ENVIRONMENT
PATENTS, LICENCES AND TRADEMARKS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
LEGAL PROCEEDINGS
ADDITIONAL INFORMATION

Date of Information

Unless otherwise noted, the information contained in this Annual Information Form is given as at December 31, 2002.

REFERENCE INFORMATION

Metric Conversion Table

The conversion factors set out below are approximate factors.  To convert from Metric to Imperial multiply by the factor indicated.  To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor
Kilometres	miles	0.62
Millimetres	inches	0.04
Gigajoules	million British thermal units (“MMBtu”)	0.95
Cubic metres *	cubic feet	35.3
Kilopascals	pounds per square inch (“psi”)	0.15

*  The conversion is based on natural gas at a base pressure of 101.325 kilopascals and at a base temperature of 15° Celsius.

CONSOLIDATED FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of NOVA Gas Transmission Ltd. (the “Financial Statements”) for the year ended December 31, 2002 are incorporated herein by reference.

FORWARD-LOOKING INFORMATION

Certain written statements made or incorporated by reference from time to time by NOVA Gas Transmission Ltd. or its representatives in this Annual Information Form and other reports and filings made with the securities regulatory authorities, news releases or otherwise, are forward-looking information and relate to, among other things, anticipated financial performance, business prospects, strategies, targeted cost savings, new services, market forces, commitments and technological developments.  Much of this information appears in the Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operation included herein.  By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause NOVA Gas Transmission’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this Annual Information Form. NOVA Gas Transmission undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NOVA Gas Transmission to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, the regulatory environment, competitive factors in the pipeline industry sector and prevailing economic conditions in North America.

THE CORPORATION

NOVA Gas Transmission Ltd.

NOVA Gas Transmission Ltd. (“NOVA Gas Transmission”, “NGTL” or the “Corporation”), a wholly-owned subsidiary of TransCanada PipeLines Limited (“TransCanada”), is a major Canadian natural gas transmission corporation headquartered in Calgary, Alberta.  NOVA Gas Transmission owns and operates an Alberta-based regulated pipeline business for the transportation of natural gas (the “Alberta System”).

NOVA Gas Transmission was incorporated in 1954 by Special Act of the Legislative Assembly of the Province of Alberta (the “Incorporating Act”), which was amended from time to time and then repealed in two stages in 1994 and early 1995.

On September 1, 1987, NOVA Gas Transmission was continued under the Business Corporations Act (Alberta) (“ABCA”) pursuant to an amendment to the Incorporating Act with the result that both the Incorporating Act (as amended to reflect the continuance) and the ABCA applied to NOVA Gas Transmission until the eventual repeal of the Incorporating Act.  NOVA Gas Transmission’s Articles of Incorporation have been amended 10 times over the years. The most significant change was effected in 1998 and was undertaken to facilitate a plan of arrangement under which and effective July 2, 1998, TransCanada entered into a business combination with NOVA Corporation, the then parent of NOVA Gas Transmission.  Under the terms of the plan of arrangement (the “Arrangement”), the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company.  As a result of the Arrangement, NOVA Gas Transmission became an indirect wholly owned subsidiary of TransCanada.  Effective August 30, 1999, NOVA Gas Transmission became a direct wholly owned subsidiary of TransCanada.

PIPELINE OPERATIONS

NOVA Gas Transmission owns and operates an Alberta-wide natural gas transmission system, which collects and transports natural gas for use in Alberta and for delivery to connecting pipelines at the Alberta border for delivery to eastern Canada, British Columbia and the United States. The Alberta System includes approximately 22,700-kilometres of mainlines and laterals.

Capital expenditures, which are dependent in part upon requests for increased transportation service by customers, were $165 million in 2002. The Corporation anticipates approximately $121 million of capital spending on the Alberta System in 2003.  These capital expenditures will be primarily related to capacity expansion.

Delivery Volumes

The following table sets forth the annual volumes delivered on the Alberta System for the years ended December 31, 2002 and 2001.

	2002		2001
Delivery Points	Volume(1)	Per cent	Volume(2)	Per cent
	(Bcf)	(Bcf)
Alberta	475	11	423	10
Eastern Canada and Eastern United States	1,738	42	1,665	41
Western United States	750	18	833	21
Midwestern United States	1,156	28	1,097	27
British Columbia	28	1	41	1
Total	4,146	100	4,059	100

Notes:

(1)                      Of the total volumes transported in 2002, 2.09 Tcf of natural gas was delivered to TransCanada’s Canadian Mainline System, 773 Bcf of natural gas was delivered to TransCanada’s BC System (including Foothills South B.C.) and 779 Bcf of natural gas was delivered to the Foothills System.

                                                (2)       Of the total volumes transported in 2001, 1.99 Tcf of natural gas was delivered to TransCanada’s Canadian Mainline, 855 Bcf of natural gas was delivered to TransCanada’s BC System (including Foothills South B.C.) and 762 Bcf of natural gas was delivered to the Foothills System.

Alberta System Contracted Firm Transportation Services

As of December 31, 2002, the Alberta System was providing transportation for 232 shippers pursuant to approximately 17,240 firm service transportation contracts.

As of December 31, 2002, the weighted average remaining term of transportation contracts was approximately 3 years.  Currently, these contracts are renewable by the customer by providing notice to NOVA Gas Transmission at least 12 months prior to the expiry of the current contract term.  The Alberta System has seen a 21 percent decrease in firm contracted capacity since the 1998/99 contract year.  For further information on the Alberta System please refer to the headings “Outlook and Business Risks” in the MD&A.

Regulation of the Alberta System

The construction and operation of the Alberta System is regulated by the Alberta Energy and Utilities Board (the “EUB”) primarily under the provisions of the Gas Utilities Act (Alberta) (“GUA”), and the Pipeline Act (Alberta).  NOVA Gas Transmission requires EUB approval to construct and operate pipeline facilities.  Additionally, NOVA Gas Transmission requires EUB approval for rates, tolls and charges, and the terms and conditions under which it provides its services.  Under the provisions of the Pipeline Act, the EUB oversees matters relating to economic, orderly and efficient development of the pipeline and certain related pollution and environmental issues.  In addition to requirements under the Pipeline Act, the construction and operation of natural gas pipelines in Alberta is subject to certain provisions of, and requires certain approvals under, other provincial legislation, such as, the Environmental Protection and Enhancement Act (Alberta).

Alberta System tolls are designed to generate sufficient revenues for NOVA Gas Transmission Ltd. to recover operating expenses, depreciation, taxes and financing costs of the Alberta System, including interest on debt and payments on securities attributable to the Alberta System, together with a return on deemed common equity.

In 2001, the Alberta System Rate Settlement (“ASRS”), was negotiated with shippers and other interested parties for the years 2001 and 2002. Under the ASRS, approved by the EUB on May 29, 2001, the revenue to be collected for services provided is fixed for each year, subject to a number of adjustments, including adjustments for taxes, variances from previous agreements, pipe integrity spending and the costs associated with providing service to the Fort McMurray area. The rates are determined by the fixed revenue (subject to the adjustments above) and throughput. The ASRS also enabled the Alberta System to offer two new services: a service to meet shippers’ one-year firm service requirements, and another to meet short-haul, point-to-point transportation needs within the province. The ASRS also provides an incentive to reduce costs below the fixed revenue requirement as any savings accrue to NOVA Gas Transmission’s account.

On December 31, 2002, the EUB approved interim rates effective January 1, 2003, which will remain in place until final 2003 rates are determined. On January 23, 2003, NGTL filed a tariff application with the EUB requesting modifications to intra-Alberta delivery service tolls to reflect better the actual costs that such deliveries impose on the Alberta System, and new services to enhance the Alberta System’s competitive position. On February 7, 2003, TransCanada announced a one year settlement with NOVA Gas Transmission’s customers and other interested parties regarding NGTL’s 2003 revenue requirements. NGTL filed an application for approval of the revenue requirement settlement with the EUB on February 28, 2003. On March 14, 2003, NGTL reached a tariff settlement with customers which resulted in certain changes to the previously filed tariff application. An amended tariff application was filed on March 31, 2003.

Tolling Methodology for the Alberta System

The current tolling methodology was approved by the EUB and took effect April 1, 2000. It replaced a postage-stamp tolling methodology. This methodology and rate design features differentiated pricing for each gas receipt-point on the Alberta System. The receipt-point price is dependent on geographic location, the diameter of the pipe through which the customer’s gas travels and the term of the transportation contract.

Other Regulation

In addition to requiring application to the EUB for orders fixing and approving its rates and terms of service, the GUA requires that gas utilities must apply to the EUB for orders authorizing, among other things, any issuance of any shares or debt securities.  An order exempting NOVA Gas Transmission from the application of these provisions of the GUA was granted on June 17, 1996, and further amended November 5, 1998 and June 7, 1999, to allow the issuance of shares to TransCanada, and the issuance of intercompany indebtedness between TransCanada and the Corporation as it may relate to the Alberta System.

The EUB, pursuant to the Gas Resources Preservation Act (Alberta), also regulates the production of natural gas and, with the approval of the Government of Alberta, its removal from Alberta.  Furthermore, the National Energy Board regulates the removal of natural gas from Canada.  While NOVA Gas Transmission is not a natural gas producer, requests for service on the Alberta System could be affected by the ability of its customers to obtain production and removal permits.

The GUA also restricts NOVA Gas Transmission from being continued to another jurisdiction outside of the Province of Alberta.

Competition

NOVA Gas Transmission is the primary transporter of natural gas within the province of Alberta and to provincial boundary points. However, a number of alternative pipelines have been constructed which seek to offer price advantage and provide competition to the Corporation’s Alberta System. The largest of these is the Alliance Pipeline which went into service in December 2000 and resulted in significant volumes of natural gas being diverted from the Alberta System. AltaGas Services Inc.’s short-haul South Suffield and North Suffield bypass pipelines went into service in 2000 and 2001, respectively, and both connect with TransCanada’s Canadian Mainline. These short-haul bypasses account for less than five percent of the Alberta System’s throughput. The Alberta System also faces increased competition from other pipelines.

In anticipation of and in response to these developments, the Alberta System’s current tolling methodology was designed to enhance the Corporation’s ability to provide competitive pricing and service flexibility and to enhance the Corporation’s ability to respond to potential future bypass pipelines through the offering of load retention services.

Research and Development

In 2002, TransCanada spent approximately $1.9 million on research and development related to NOVA Gas Transmission's Alberta System. In 2003 it is anticipated spending on research and development will be approximately $3.3 million.

HEALTH, SAFETY AND ENVIRONMENT

NOVA Gas Transmission is committed to providing a safe and healthy environment for its employees and the public, and to the protection of the environment.  Health, safety and environment (“HS&E”) is a priority in all of the Corporation’s businesses.  The HS&E Committee of the Board of Directors of TransCanada monitors compliance by all of TransCanada’s businesses, including NOVA Gas Transmission with the TransCanada HS&E corporate policy through regular reporting by TransCanada’s department of Community, Safety & Environment.  TransCanada’s senior executives are also committed to ensuring TransCanada is in compliance with its policies and is an industry leader.  Senior executives are regularly advised of all important operational issues and initiatives relating to HS&E.

TransCanada has a HS&E Management System modelled after “ISO 14001”, to facilitate the focus of resources on the areas of greatest risk to the organization’s business activities relating to health, safety and environment.  It highlights opportunities for improvement, enables the company to work towards defined HS&E expectations and objectives, and provides a competitive business advantage.

HS&E audits, management system assessments and planned inspections are used to assess the effectiveness of implementation of HS&E programs, processes and procedures, as well as compliance with regulatory requirements.

HS&E policies and principles are incorporated into the planning, development, construction and operation of all the Corporation’s projects. Environmental protection requirements have not had a material impact on the Corporation’s capital expenditures to date; however there can be no assurance that such requirements will not have a material impact on NGTL’s financial or operating results in future years. Such requirements can be dependent on a variety of factors including the regulatory environment in which the Corporation operates.

Climate Change

Environmental initiatives related to climate change are a strategic issue for NGTL, particularly in light of the Canadian government’s ratification of the Kyoto Protocol in December 2002. TransCanada, the Corporation’s parent has had a comprehensive climate change strategy in place since 1999, which includes five key areas of activity:

•         Participation in policy forums;

•         Direct emissions reduction;

•         Long term technology development;

•         Emissions offset analysis; and

•         Pursuit of business opportunities.

Activities in each of these areas occurred in 2002 and will continue in 2003.

In 2002, TransCanada received a fourth consecutive gold level reporting status for its 2002 Voluntary Challenge and Registry (“VCR”) report. To achieve gold level status, VCR reports are rated in several categories. Gold level reporters must attain a score of at least 90/100 and must also meet mandatory criteria. Approximately twelve percent of the submissions to the registry have received gold level reporting recognition.

The Kyoto Protocol, ratified by the Canadian Federal Government in December 2002, requires Canada to reduce its greenhouse gas emissions significantly. The Canadian government has not yet provided details on how it intends to meet these reduction targets, and until it does so, the Corporation cannot predict the degree to which it will be affected.

PATENTS, LICENCES AND TRADEMARKS

NOVA Gas Transmission is the beneficial owner and, in some cases, the licensee of a number of trademarks, patents and licences.  While these trademarks, patents and licences constitute valuable assets, NOVA Gas Transmission does not regard any single patent, trademark or licence as being material to its operations as a whole.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis should be read in conjunction with the audited Consolidated Financial Statements of NOVA Gas Transmission Limited and the notes thereto for the year ended December 31, 2002 — see “Additional Information.”

Financial Review

Net earnings of $220 million in 2002 are $18 million higher than in 2001 and $12 million higher than in 2000.  The increase over 2001 was primarily due to an interest refund of $4 million relating to a prior year income tax reassessment and the expiry of NGTL’s transition support costs with respect to the products and receipt point pricing structure introduced in 2000.  As well, 2002 earnings included $6 million from TransCanada Pipeline Ventures Limited Partnership (Ventures LP), up significantly from $1 million in 2001.  This increase was due to increased contracted natural gas shipping volumes and tolls.  NGTL’s earnings in 2001 were lower than 2000 earnings primarily as a result of a lower implicit rate of return on equity in the 2001/2002 Alberta System Rate Settlement (ASRS) compared to the Cost Efficiency Incentive Settlement that expired at the end of 2000.  Under the ASRS, NGTL’s revenue requirement for 2001 and 2002 was fixed, excluding the impact of regulatory deferral accounts, at negotiated amounts of $1.390 billion and $1.347 billion, respectively.

NGTL owns the Alberta System, which is one of the largest volume carriers of natural gas in North America.  The Alberta System delivered 4,146 billion cubic feet (Bcf) of natural gas in 2002, as compared to deliveries of 4,059 Bcf in 2001 and 4,490 Bcf in 2000.  The volumes transported by the Alberta System in 2002 represented approximately 17 per cent of total North American natural gas production and about 68 per cent of the natural gas produced in the Western Canada Sedimentary Basin (WCSB).

The Alberta System is regulated by the EUB under the provisions of the GUA and the Pipeline Act (Alberta).  Under the GUA, the rates, tolls and other charges, and terms and conditions of service are subject to the approval of the EUB.

Ventures LP, 100 per cent owned by NGTL, owns a 110 kilometre pipeline and related facilities which transport natural gas to the oil sands region of northern Alberta, and a 27 kilometre pipeline which transports natural gas to a petrochemical complex at Joffre, Alberta.  The rates, tolls and other charges, and terms and conditions of service by Ventures LP are not subject to the approval of the EUB.

Incentive Regulation

The ASRS was approved by the EUB in May 2001 and was in effect for the period of January 1, 2001 to December 31, 2002.  This settlement established the Alberta System’s fixed revenue requirement for 2001 and 2002, which provided an incentive to reduce costs overall.  The ASRS included a provision for the sharing of savings achieved on most operating, maintenance and administrative costs in 2001 relative to 2000 costs.  As a result, in 2001, the Corporation shared pre-tax operating cost savings of approximately $20 million equally with its customers.  NGTL obtained the full benefit of operating cost savings in 2002, as there was no cost-savings sharing mechanism for this year under the ASRS.

Outlook

NGTL is the major gatherer and transporter of natural gas within the WCSB.  Its strength is derived from its service to major North American gas markets, operating efficiency, capability to respond to requests for connection to new supply and markets, and the expertise of its people.

In 2003, NGTL will focus on achieving additional efficiency improvements in all aspects of the business, by maintaining focus on operational excellence and leveraging on technological advancements.  The Corporation will also continue to work collaboratively with all stakeholders on resolving jurisdictional issues, advancing regulated business model changes and addressing fair return challenges.

Looking forward, in order to replace declines in production, producers will continue to explore and develop other fields that are geologically similar to the Ladyfern project and unconventional supply such as the recently connected initial gas production from coal bed methane reserves to the Alberta System.  As new reserves are developed in the WCSB, NGTL will seek to connect these additional natural gas supplies to the Alberta System.

NGTL’s net income is not directly affected by fluctuations in the commodity price of natural gas, but such fluctuations may influence both production levels and the natural gas basin from which North American users elect to purchase natural gas supplies.  Under the current regulatory model, net income from the Alberta System is not materially affected by fluctuations in throughput.

Earnings

In February 2003, NGTL announced a settlement with the customers on its Alberta System.  This settlement, if approved by the EUB, will result in a decline in the fixed revenue requirement from $1.347 billion in 2002 to $1.277 billion in 2003.  A reduction in 2003 net earnings as a result of this settlement is expected to be approximately $40 million after tax.  NGTL worked with its customers to negotiate a settlement that represented a balance of customer and shareholder interests.  However, the Fair Return decision rendered by the National Energy Board upon NGTL’s parent, TransCanada PipeLines Limited (TransCanada), on the Canadian Mainline System had a significant impact on the terms of reaching the settlement, as it provided a benchmark for negotiations on the Alberta System.

Capital Expenditures

Total capital spending for the Corporation during 2002 was $165 million, including approximately $65 million spent to expand transmission capacity to serve growing markets in California and the Pacific Northwest.  Capital spending in 2003 is expected to decrease by approximately $43 million from 2002, primarily due to lower spending requirements to increase capacity.  In 2001 and 2002, NGTL experienced excess pipeline capacity and has seen lower demand for projects to increase delivery capabilities.

Business Risks

Supply Risk

NGTL's Alberta System transports natural gas from the WCSB to two large mainline systems for domestic and export deliveries.  Continuing use of the Alberta System is dependent on a number of factors including the level of exploration and development within the basin, the price of natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems, the development of northern gas reserves, and the regulatory environment for producers, transporters and consumers of natural gas.

Based on NGTL's year-end 2001 estimates, the WCSB had remaining reserves of 56 trillion cubic feet and a reserves-to-production ratio of approximately nine years at current levels of production.  Additional reserves are continually being discovered to maintain the reserves-to-production ratio at close to nine years.  Gas prices in the future are expected to be higher than long-term historical averages due to a tighter supply/demand balance, which should stimulate exploration and production in the WCSB.

NGTL is also currently involved in efforts to connect northern gas reserves to the Alberta System.  The Corporation's success in this endeavour will mitigate the effects of lower production in the WCSB on the Alberta System's tolls.

Competition

The Corporation faces competition primarily from the Alliance Pipeline, which connects to some of the same gas plants.  The maximum receipt capacity of the Alliance Pipeline is approximately 1.7 Bcf per day (Bcf/d) compared to NGTL’s average 2002 receipt volumes of 11.2 Bcf/d.  Two bypass pipelines in southern Alberta connect to TransCanada’s Canadian Mainline System and have a combined capacity of 0.4 Bdf/d.  In addition, NGTL has faced, and will continue to face, increasing competition from other pipelines.

The increased competitive environment has resulted in contract non-renewals for the Corporation.  Over the past three years, the Alberta System has seen receipt contract non-renewals of 2.8 Bcf/d, or approximately 21 per cent of its 1998/99 firm contracted receipt capacity.  The decrease in flow volumes due to the reduction in firm contracts has put upward pressure on tolls on a per unit volume basis.  However, the toll increases due to contract non-renewals have been mitigated by volumes flowed under interruptible contracts, along with decreases in the total revenue requirement.

One of the responses by NGTL towards increased competition has been to focus on changes to the regulated business model.  NGTL will continue to work with stakeholders in 2003 to advance various aspects of the Corporation’s competitive business model for the Alberta System.

The EUB has decided to hold a generic cost of capital hearing for all Alberta utilities.  NGTL will use this opportunity to fully advance its views on the level of returns that are required to induce investment in pipelines.  While this hearing is expected to start in the latter part of 2003, a decision is not expected until 2004.

Incentive Agreement

NGTL successfully negotiated with its Alberta System customers a one-year agreement, the 2003 Alberta System Revenue Requirement Settlement (2003 Settlement), which was filed with the EUB on February 27, 2003.  The 2003 Settlement provides for a fixed revenue requirement of $1.277 billion to be recovered through tolls for the year 2003.  Also to be recovered through tolls in 2003 are:

•         amortization of foreign exchange losses on long-term debt principal; and

•         costs associated with NGTL’s CO2 management service.

Other major features of the 2003 Settlement include:

•         a composite depreciation rate of 4.0 per cent, unchanged from 2002 levels;

•         amortization of severance costs over two years;

•         the continuation of a reserve account to allow for the recovery of foreign exchange gains or losses on long-term debt principal; and

•         a provision of an incentive to reduce costs through a continued focus on operational excellence.

The 2004 revenue requirement for the Alberta System may be adjusted to account for 2003 revenue or cost variances due to:

•         variances in firm service volumes;

•         variances in non-firm service revenue;

•         pipeline integrity spending;

•         revenues and costs associated with NGTL’s CO2 Management Service;

•         capacity capital additions; and

•         changes in federal and provincial income tax rates.

Safety

NGTL has worked closely with its regulators, customers and communities during 2002 to ensure the continued safety of employees and the public.  In 2002, a line break occurred in a relatively remote area of Alberta, resulting in minimal impact.  Pipeline integrity expenditures, including increased spending as a result of this line break, are anticipated to be approximately $15 million in 2003 compared to $13 million in 2002.  NGTL continues to use a rigorous risk management system that focuses spending on issues and areas that have the largest impact on maintaining or improving the reliability and safety of the pipeline system.

Environment

In 2002, NGTL continued efforts to minimize the impact of operations on the environment through continuous improvements to the leak detection and repair program and blowdown emissions management program.  Through the use of innovative technology, NGTL is able to quantify leaks and prioritize them for repair.  NGTL also tested a new technology for minimizing the impacts from pipeline blowdowns.  This technology incinerates gas that would have normally been vented after the use of a portable transfer compressor and, as a result, significantly reduces the amount of greenhouse gases emitted to the atmosphere.

Liquidity and Capital Resources

Funds Generated From Operations

Funds generated from operations were $527 million for 2002, compared to $496 million for 2001 and $515 million for 2000.  NGTL’s ability to generate adequate amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth, remained as strong at December 31, 2002 as in the past few years.

Investing Activities

Net capital expenditures totalled $170 million in 2002, compared to $128 million in 2001 and $143 million in 2000.  Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

Financing Activities

During 2002, all required financing was provided by TransCanada.  NGTL anticipates that future financing requirements will be obtained from TransCanada or from third parties.

Obligations and Commitments

Total long-term debt at December 31, 2002 was $2.921 billion compared to $3.107 billion at December 31, 2001.  At December 31, 2002, mandatory retirements resulting from maturities and sinking fund obligations related to long-term debt are as follows:  2003 — $296 million; 2004 — $218 million; 2005 — $124 million; 2006 — $76 million; 2007 — $111 million; and 2008 and beyond — $2.096 billion.

The Corporation had no outstanding guarantees related to the long-term debt of unrelated third parties at December 31, 2002.  NGTL has long-term natural gas transportation arrangements as well as other purchase obligations, all of which are or were transacted at market prices and in the normal course of business.

Contingencies

The Corporation and its subsidiary are subject to various legal proceedings and actions arising in the normal course of business.  While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material impact on the Corporation’s consolidated financial position or results of operations.

Risk Management

All elements of the Corporation’s financial risks are managed on its behalf by TransCanada.  NGTL and its subsidiary, Ventures LP, are exposed to market, financial, and counterparty risks in the normal course of their business activities.  The risk management function assists in managing these various business activities and the risks associated with these activities.  A strong commitment to a risk management culture by management supports this function.  TransCanada’s primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.

The processes within TransCanada’s risk management function are designed to ensure that risks are properly identified, quantified, reported and managed.  Risk management strategies, policies and limits are designed to ensure TransCanada’s risk-taking is consistent with its business objectives and risk tolerance.  Risks are managed within limits ultimately established by TransCanada’s Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market risk exposures in accordance with its corporate market risk policy and position limits.  NGTL’s primary market risks result from volatility in interest rates, foreign currency exchange rates and the failure of counterparties to meet contractual financial obligations.

Financial Risk Management

NGTL monitors the financial market risk exposures relating to its long-term debt portfolios and its foreign currency exposure on transactions.  The market risk exposures created by these business activities are managed by establishing offsetting positions or through the use of derivative financial instruments.

The Corporation’s financial risk management practices are described in Note 7 to the Consolidated Financial Statements.

Counterparty Risk Management

Counterparty risk entails a counterparty’s ability to meet its obligations in a timely manner as outlined under the terms and conditions of its contracts.  Counterparty risk is mitigated by conducting financial assessments to establish a counterparty’s creditworthiness, setting exposure limits and monitoring exposures against these limits, and, where warranted, obtaining financial assurances.

The Corporation’s counterparty risk management practices and positions are further described under Credit Risk in Note 7 to the Consolidated Financial Statements.

Risks and Risk Management Related to the Kyoto Protocol

Once the details of the Canadian government’s implementation plans with respect to the Kyoto protocol are clarified, NGTL will be better able to assess the degree of impact to the Corporation’s business.  Anything that adds costs to the Corporation’s services and products increases NGTL's cost of service.  Studies suggest there could be a significant drop in WCSB oil and gas activity, thereby reducing throughput on the Corporation’s pipeline system and substantially increasing the per unit cost of service.

Over the past few years, working in partnership with energy producers and consumers on a voluntary basis, NGTL’s focus has been, and continues to be, on developing options for reducing greenhouse gas (GHG) emissions.  This is being achieved through technical and operational improvements, driven in large part by improved fuel efficiency, cleaner combustion and the elimination of methane emissions.  NGTL’s current position is that operating initiatives that reduce GHG at the source are more appropriate than other mechanisms.

Disclosure Controls and Procedures, and Internal Controls

Pursuant to the Sarbanes - Oxley Act as adopted by the U.S. Securities and Exchange Commission, management evaluates the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (disclosure controls) and internal controls for financial reporting (internal controls).  This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and that management, including the Chief Executive Officer and the Chief Financial Officer, can make timely decisions utilizing such information.  Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  The risk management controls provide significant support to the disclosure and internal controls.

Within 90 days prior to the filing of this annual report, management evaluated the effectiveness of disclosure controls and internal controls.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that:

•         NGTL’s disclosure controls are effective in ensuring that material information relating to NGTL is made known to management on a timely basis, and is included in this annual report; and

•         NGTL’s internal controls are effective in providing assurance that the consolidated financial statements for 2002 are fairly presented.

To the best of these officers’ knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this annual report.

Critical Accounting Policy

The Corporation accounts for the impacts of rate regulation in accordance with generally accepted accounting principles (GAAP) as outlined in Note 1 to the Consolidated Financial Statements.  Three criteria must be met to use these accounting principles: the rates for regulated services or activities must be subject to approval by a regulator; the regulated rates must be designed to recover the cost of providing the services or products; and it must be reasonable to assume that rates set at levels to recover the cost can be charged to and will be collected from customers in view of the demand for services or products and the level of direct and indirect competition.  Management believes that all three of these criteria have been met.  The most significant impact of the use of these accounting principles is that, in order to achieve a proper matching of revenues and expenses, the timing of recognition of certain expenses and revenues may differ from that otherwise expected under GAAP.  The two most significant examples of this relate to the recording of income taxes on the taxes payable basis and the deferral of foreign exchange losses as outlined in the Consolidated Financial Statements’ Note 8 and Note 3, respectively.

Critical Accounting Estimate

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Corporation’s consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgement.  NGTL’s most significant critical accounting estimate is depreciation expense.  NGTL’s plant, property and equipment are depreciated on a straight-line basis over their estimated useful lives.  Depreciation expense for the year ending December 31, 2002 was $295 million.  However, depreciation rates for the Alberta System are approved by the EUB and depreciation expense is recoverable as part of the cost of providing the service or products.  A change in the estimation of the useful lives of the Alberta System’s plant, property and equipment would have no material impact on NGTL’s net income but would directly impact the funds generated from operations.

Accounting Changes

Foreign Currency Translation

In 2002, NGTL adopted the amendment to the CICA Handbook Section “Foreign Currency Translation.”  The amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.  The impact on NGTL’s financial statements of implementing this amendment was not significant due to the Corporation’s regulatory accounting policies and hedging practices.

Disclosure of Guarantees

In 2002, NGTL adopted the new Accounting Guideline “Disclosure of Guarantees” issued by the Accounting Standards Board of the CICA, that requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees.  The adoption of this accounting standard had no impact on NGTL.

Hedging Relationships

In November 2001, the Accounting Standards Board of the CICA issued an Accounting Guideline “Hedging Relationships,” that establishes standards for the documentation and effectiveness of hedging relationships.  These standards are substantially similar to the corresponding requirements under Statement of Financial Accounting Standards No. 133 which was adopted by the Corporation for U.S. GAAP purposes, effective January 1, 2001.  NGTL does not expect the new Canadian requirement to have a significant impact on its financial statements.

Impairment on Long-Lived Assets

In November 2002, the CICA issued a new Handbook Section “Impairment on Long-Lived Assets.”  This Section establishes new standards for the recognition, measurement and disclosure of the impairment of long-lived assets and establishes new write-down provisions.  This Section will be effective for the Corporation as of January 1, 2004 and is not expected to have a significant impact on the Corporation’s financial statements.

Asset Retirement Obligations

In January 2003, the CICA issued a new Handbook Section “Asset Retirement Obligations”.  The new section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.  The Section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.  This Section will be effective for the Corporation as of January 1, 2004 and is not expected to have a significant impact on the Corporation’s financial statements.

Selected Quarterly Consolidated Financial Data

The following sets forth selected quarterly financial data for the four quarters of 2002 and 2001 in millions of dollars except for per share amounts.

Three months ended (unaudited)	March 31	June 30	September 30	December 31
2002
Operating Results
Revenues	334	335	339	350
Net income (1)	51	54	56	59

Share Statistics
Net income per share — Basic and Diluted	$510	$540	$560	$590

2001
Operating Results
Revenues	336	338	338	333
Net income (1)	43	48	53	58

Share Statistics
Net income per share — Basic and Diluted	$430	$480	$530	$580

(1)  There were no discontinued operations during these periods.

Forward-Looking Information

Certain information in this Management’s Discussion and Analysis is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America.  For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission.  NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dividends

TransCanada as the sole shareholder of NOVA Gas Transmission receives all dividends declared on the 100,004 New Common Shares. In 2001 and 2002 TransCanada received dividends of $273 million and $79 million respectively.

Revenue by Segment and Geographic Location

For the year ended December 31, 2002, 100 per cent of NOVA Gas Transmission’s revenue came from providing natural gas transmission and related services with all revenues being obtained by providing these services in the Province of Alberta, Canada.

MARKET FOR SECURITIES

None of NOVA Gas Transmission’s securities are listed, posted for trading or quoted on any exchange or quotation system except for the 7 7/8 per cent Debentures due April 1, 2023 which are listed on the New York Stock Exchange.  As of December 31, 2002 all of NOVA Gas Transmission’s issued and outstanding common shares were owned by TransCanada.

DIRECTORS AND OFFICERS

The following table and associated notes set forth, in alphabetical order, the names of each director and officer of NOVA Gas Transmission at April 24, 2003, their municipalities of residence, their respective principal occupations within the past five years and, where applicable, the period during which each director has served as director of NOVA Gas Transmission and when each director’s term of office expires.

Name and Municipality of Residence	Period during which a director of NOVA Gas Transmission(1)	Present principal occupation (including all positions currently held with NOVA Gas Transmission)(2)
Directors(2):
BELLSTEDT, Albrecht W. A. Calgary, Alberta	Since March 31, 1999	Executive Vice-President, Law and General Counsel, TransCanada and Executive Vice-President, NOVA Gas Transmission
GIRLING, Russell K. Calgary, Alberta	Since August 1, 1999	Executive Vice-President, Corporate Development and Chief Financial Officer, TransCanada and Executive Vice-President and Chief Financial Officer, NOVA Gas Transmission
KVISLE, Harold N. Calgary, Alberta	Since December 12, 2000	President and Chief Executive Officer, TransCanada and Chief Executive Officer, NOVA Gas Transmission
MCCONAGHY, Dennis J. Calgary, Alberta	Since December 31, 2001	Executive Vice-President, Gas Development, TransCanada and Executive Vice-President, NOVA Gas Transmission
TURNER, Ronald J. Calgary, Alberta	Since October 22, 1999	Executive Vice-President, Gas Transmission, TransCanada and President, NOVA Gas Transmission
Officers:
BELLSTEDT, Albrecht W. A. Calgary, Alberta		Executive Vice-President, Law and General Counsel, TransCanada and Executive Vice-President, NOVA Gas Transmission
COOK , Ronald L.		Vice-President, Taxation, TransCanada and Vice-President, Taxation, NOVA Gas Transmission

Name and Municipality of Residence	Period during which a director of NOVA Gas Transmission(1)	Present principal occupation (including all positions currently held with NOVA Gas Transmission)(2)
Officers:
FELDMAN, Max Calgary, Alberta		Senior Vice-President, Customer Sales and Service, Operations and Engineering Division, TransCanada and Senior Vice-President, Customer Sales and Service, NOVA Gas Transmission
GIRLING, Russell K. Calgary, Alberta		Executive Vice-President, Corporate Development and Chief Financial Officer, TransCanada and Executive Vice-President and Chief Financial Officer, NOVA Gas Transmission
GRANT, Rhondda E.S. Calgary, Alberta		Vice-President and Corporate Secretary, TransCanada and Vice-President and Corporate Secretary, NOVA Gas Transmission
KVISLE, Harold N. Calgary, Alberta		President and Chief Executive Officer, TransCanada and Chief Executive Officer, NOVA Gas Transmission
McCONAGHY, Brian J. Calgary, Alberta		Vice-President, Health, Safety and Environment, Operations and Engineering Division, TransCanada and Vice-President, Health, Safety and Environment, NOVA Gas Transmission
MCCONAGHY, Dennis J. Calgary, Alberta		Executive Vice-President, Gas Development, TransCanada and Executive Vice-President, NOVA Gas Transmission
POURBAIX, Alexander J.		Executive Vice-President, Power, TransCanada and Executive Vice-President, NOVA Gas Transmission
POCHMURSKY, Alexander J. Calgary, Alberta		Vice-President, Procurement and Shared Services, Operations and Engineering Division, TransCanada and Vice-President, Procurement, NOVA Gas Transmission
RAISS, Sarah E.		Executive Vice-President, Corporate Services, TransCanada and Executive Vice-President, NOVA Gas Transmission

Name and Municipality of Residence	Period during which a director of NOVA Gas Transmission(1)	Present principal occupation (including all positions currently held with NOVA Gas Transmission)(2)
Officers:
SAMUEL, Murray J. Calgary, Alberta		Vice-President, Law, Operations and Engineering, Corporate Services Division, TransCanada and Vice-President, Operations and Engineering, Law, NOVA Gas Transmission
SCHOCK, Steven C. Calgary, Alberta		Senior Vice-President, Engineering and Technical Services, Operations and Engineering Division, TransCanada and Senior Vice-President, Engineering and Technical Services, NOVA Gas Transmission
TURNER, Ronald J. Calgary, Alberta		Executive Vice President, Gas Transmission, TransCanada and President, NOVA Gas Transmission
WISHART, Donald M. Calgary, Alberta		Executive Vice-President, Operations and Engineering, TransCanada and Executive Vice-President, Operations and Engineering, NOVA Gas Transmission

___________

Notes:

(1)          The directors of the Corporation are elected annually for a term of one year. Officers are appointed by the Board of Directors of NOVA Gas Transmission and serve at the discretion of the Board of Directors.

(2)          No Director or Officer has any interest in the voting securities of NOVA Gas Transmission.

(3)          Information provided with respect to the principal occupation of each director is based on information furnished to NOVA Gas Transmission by such director. All of the above directors and officers have held their present principal occupations or held executive positions with the same or associated firms for the past five years, except as indicated as follows:

A.W.A. Bellstedt

Prior to June 2000, Senior Vice-President, Law and General Counsel, TransCanada.  Prior to April 2000, Senior Vice-President, Law and Administration, TransCanada. Prior to August 1999, Senior Vice-President, Law and Chief Compliance Officer, TransCanada.  Prior to February 1999, Partner of Fraser Milner, a law firm, and prior to October 1998, Partner of Milner Fenerty, a predecessor law firm to Fraser Milner.

R.L. Cook	Prior to April 2002, Director of Taxation, TransCanada.
M. Feldman

Prior to June 2000, Senior Vice-President, Customer, Sales and Service, Transmission Division, TransCanada. Prior to September 1999, Vice-President, Customer Service, TransCanada Energy Transmission Ltd.

R.K. Girling

Prior to March 15, 2003, Executive Vice-President and Chief Financial Officer, TransCanada. Prior to June 2000, Senior Vice-President and Chief Financial Officer, TransCanada. Prior to September 1999, Vice-President, Finance, TransCanada. Prior to January 1999, Executive Vice-President, Power (TransCanada Energy). Prior to July 1998, Senior Vice-President, North American Power (TransCanada Energy).

R. E. S. Grant

Prior to September 1999, Corporate Secretary and Associate General Counsel, Corporate, TransCanada. Prior to July 1998, Corporate Secretary and Associate General Counsel, Corporate, NOVA Corporation (energy services and commodity chemicals).

Harold N. Kvisle

Prior to May 2001, Executive Vice-President, Trading and Business Development, TransCanada. Prior to June 2000, Senior Vice-President, Trading and Business Development, TransCanada. Prior to April 2000, Senior Vice-President and President, Energy Operations, TransCanada. Prior to September 1999, President, Fletcher Challenge Energy Canada (oil and gas).

B.J. McConaghy	Prior to June 2000, Director Operations, TransCanada International. Prior to December 1999, General Manager GasAndes, TransCanada International.
D.J. McConaghy

Prior to May 2001, Senior Vice-President, Business Development, TransCanada. Prior to October 2000, Senior Vice-President, Midstream/Divestments, TransCanada. Prior to June 2000, Vice-President, Corporate Strategy and Planning, TransCanada. Prior to July 1998, Vice-President, Strategy and Corporate Development, NOVA Corporation (energy services and commodity chemicals).

A.J. Pochmursky	Prior to January 2001, Vice-President, Procurement, TransCanada. Prior to May 2000, Vice-President, E-Business, TransCanada. Prior to August 1999, Director, Customer Service Innovation, TransCanada.
A.J. Pourbaix

Prior to March 15, 2003, Executive Vice-President, Power Development. Prior to May 2001, Senior Vice-President, Power Ventures, TransCanada. Prior to June 2000, Executive Vice-President, TransCanada Energy Ltd. Prior to September 1999, Senior Vice-President Corporate Development, TransCanada Energy Ltd. Prior thereto Vice-President, Corporate Development, TransCanada Energy Ltd.

S.E. Raiss

Prior to January 2002, Executive Vice President, Human Resources and Public Sector Relations.  Prior to June 2000, Senior Vice-President, Human Resources and Public Sector Relations.  Prior to February 2000, Senior Vice-President, Human Resources.  Prior to March 1999, President of SE Raiss Group, Inc. (organizational consulting).

M.J. Samuel	Prior to August 2001, Associate General Counsel, Gas Marketing, TransCanada Energy Ltd.
S.C. Schock

Prior to June 2000, Senior Vice-President, Engineering, Transmission Division, TransCanada. Prior to December 1999, Vice-President, Technology for Enbridge International Inc. (pipeline and energy company).

R.J. Turner

Prior to March 15, 2003, Executive Vice-President, Operations and Engineering, TransCanada. Prior to December 2000, Senior Vice-President and President, TransCanada International.  Prior to September 1999, Senior Vice-President and President, Transmission West, TransCanada. Prior to July 1998, Vice-President Value Process West, NOVA Chemicals Ltd. (commodity chemicals) and Executive Vice-President, NOVA Gas Transmission.

D.M. Wishart

Prior to March 15, 2003, Senior Vice-President, Field Operations, Operations and Engineering Division, TransCanada. Prior to June 2000, Senior Vice-President, Operations, Transmission Division, TransCanada. Prior to September 1999, Senior Vice-President, TCI Project Development, TransCanada International.  Prior to June 1998 Senior Vice-President, Project Development, TransCanada International Ltd.

Committees of the Board of Directors

The Board of Directors of NOVA Gas Transmission does not have an Executive Committee and the Corporation is not required to have an Audit Committee.  The Board of Directors performs all the functions of an audit committee.

LEGAL PROCEEDINGS

NOVA Gas Transmission is a party to legal proceedings and actions arising in the normal course of business.  Management considers the aggregate liability, if any, to NOVA Gas Transmission in respect of these proceedings and actions not to be material.

ADDITIONAL INFORMATION

                (i)            TransCanada will provide to any person or company upon request to the Corporate Secretary of NOVA Gas Transmission:

(a)           when the securities of NOVA Gas Transmission are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(I)            one copy of NOVA Gas Transmission’s latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(II)           one copy of the comparative consolidated financial statements of NOVA Gas Transmission for NOVA Gas Transmission’s most recently completed financial year in respect of which such financial statements have been filed, together with the report of the auditor thereon, Management’s Discussion and Analysis, and one copy of any interim financial statements of TransCanada which have been filed subsequent to the last filed annual financial statements;

(III)         one copy of the annual filing of NOVA Gas Transmission as a Reporting Issuer; and

(IV)         one copy of any other document or report which is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (I), (II) or (III) above; or

(b)           at any other time, one copy of any other document referred to in paragraphs (i) (a) (I), (II) and (III) above, provided that NOVA Gas Transmission may require the payment of a reasonable charge from such person or company who is not a security holder of NOVA Gas Transmission.

(c)           additionally, information on executive compensation is contained in NOVA Gas Transmission’s Annual Filing of Reporting Issuer and additional financial information is contained in the Corporation’s Consolidated Financial Statements for the period ended December 31, 2002.

The address for requests relating to the above paragraphs is:

NOVA Gas Transmission Ltd.

c/o TransCanada PipeLines Limited

450 1st Street SW

Calgary, Alberta

T2P 5H1

Attention:  Corporate Secretary

NOVA GAS TRANSMISSION LTD.

450 — 1st Street S.W.

Calgary, Alberta, Canada

T2P 5H1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

UNDER SECTION 906 OF SARBANES-OXLEY

I, Harold N. Kvisle, the Chief Executive Officer of NOVA Gas Transmission Ltd. (the “Company”), in compliance with 18 U.S.C.  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify, in connection with the Company’s Annual Report as filed on Form 40-F for the fiscal year ending December 31, 2002 with the Securities and Exchange Commission (the “Report”), that:

1.                                       The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                       The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Harold N. Kvisle
Harold N. Kvisle
Chief Executive Officer
April 24, 2003

NOVA GAS TRANSMISSION LTD.

450 — 1st Street S.W.

Calgary, Alberta, Canada

T2P 5H1

CERTIFICATION OF CHIEF FINANCIAL OFFICER

UNDER SECTION 906 OF SARBANES-OXLEY

I, Russell K. Girling, the Chief Financial Officer of NOVA Gas Transmission Ltd. (the “Company”), in compliance with 18 U.S.C.  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certify, in connection with the Company’s Annual Report as filed on Form 40-F for the fiscal year ending December 31, 2002 with the Securities and Exchange Commission (the “Report”), that:

1.                                       The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.                                       The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Russell K. Girling
Russell K. Girling
Chief Financial Officer
April 24, 2003