Form 40-F
period 2003-12-31
NOVA GAS TRANSMISSION LTD
filed 2004-03-31
CIK 831909

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE
      ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                                                           Commission
      For the fiscal year ended  December 31, 2003         File Number  1-9912
                                -------------------                    --------

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

              TRANSCANADA PIPELINES LIMITED, 450 - 1ST STREET S.W.
                        CALGARY, ALBERTA, CANADA, T2P 5H1
                                 (403) 920-2000
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

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

  [ X ] Annual Information Form      [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

AT DECEMBER 31, 2003, 100,004 NEW COMMON SHARES AND 100,002 NEW SENIOR PREFERRED SHARES WERE ISSUED AND OUTSTANDING

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                         Yes                 No   X
                             -----              -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes   X             No
                             -----              -----


              CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                       MANAGEMENT'S DISCUSSION & ANALYSIS

A.   AUDITED ANNUAL FINANCIAL STATEMENTS

     The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto are attached (see pages F-1 through F-15).

B.   MANAGEMENT'S DISCUSSION & ANALYSIS

     For management's discussion and analysis, see pages 8 through 19 of the NOVA Gas Transmission Ltd. 2003 Renewal Annual Information Form attached hereto and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

                       DISCLOSURE CONTROLS AND PROCEDURES

     Pursuant to the Sarbanes-Oxley Act of 2002 as adopted by the U.S. Securities and Exchange Commission, the Registrant's management evaluates the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     As of the end of the period covered by this Annual Report, the Registrant's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Registrant's disclosure controls are effective in ensuring that material information relating to the Registrant is made known to management on a timely basis, and is included in this Form 40-F.

     No change in the Registrant's internal control over financial reporting occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant does not have an audit committee financial expert as under applicable corporate law, the Registrant is not required to have an audit committee.

                                 CODE OF ETHICS

     The Registrant is a wholly owned subsidiary of TransCanada PipeLines Limited ("TCPL"). The Registrant's employees, officers and directors, as employees of TCPL, are subject to TCPL's code of business ethics for employees and officers. The code is available at www.transcanada.com. There has been no waiver of the code granted during the 2003 fiscal year.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees for professional services rendered by KPMG LLP for NOVA Gas Transmission Ltd. and its subsidiaries for the 2003 and 2002 fiscal years are shown in the table below:

     -----------------------------------------------------------------------
     Fees in millions of dollars                     2003              2002
     -----------------------------------------------------------------------
     Audit Fees                                    $ 0.25            $ 0.25
     -----------------------------------------------------------------------
     Audit-Related Fees                                 -                 -
     -----------------------------------------------------------------------
     Tax Fees                                        0.03              0.01
     -----------------------------------------------------------------------
     All Other Fees                                     -                 -
     -----------------------------------------------------------------------
     Total                                         $ 0.28            $ 0.26
     -----------------------------------------------------------------------

     The nature of each category of fees is described below.

AUDIT FEES

     Audit fees were incurred for professional services rendered by the independent auditors for the audit of the Registrant's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

TAX FEES

     Tax fees were incurred for sales tax compliance and advice.

PRE-APPROVAL POLICIES AND PROCEDURES

     The Registrant is a wholly owned subsidiary of TCPL. The Registrant under applicable corporate law is not required to have an Audit Committee. The Registrant's accounting fees are reviewed by TCPL's Audit Committee. TCPL's Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services which includes the Registrant. Under the policy, the TCPL Audit Committee has granted pre-approval for engagements of $25,000 CDN or less and within management's annual pre-approved limit. For engagements of $25,000 CDN or less which are not within management's annual pre-approved limit, and for engagements between $25,000 CDN and $100,000 CDN, approval of the TCPL Audit Committee Chairman is required and the TCPL Audit Committee is to be informed of the engagement at its next scheduled meeting. In all cases, regardless of dollar amount involved, where there is a potential for conflict of interest for the independent auditor to arise on an engagement, the TCPL Audit Committee Chairman shall pre-approve the assignment.

     No approvals have been granted for non-audit services on the basis of the de-minimis exemptions. All non-audit services are pre-approved by the TCPL Audit Committee in accordance with the pre-approval policy referenced herein.

                         OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has no off-balance sheet arrangements, as defined in this Form.

                 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                                            TOTAL   LESS THAN   1-3 YEARS  3-5 YEARS   MORE THAN
CONTRACTUAL OBLIGATIONS                                                                1 YEAR                            5 YEARS
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations                                                  2,625         184         200        278       1,963
Capital (Finance) Lease Obligations                                             -           -           -          -           -
Operating Lease Obligations                                                     -           -           -          -           -
Purchase Obligations                                                          213          75         138          -           -
Other Long-Term Liabilities Reflected on the Company's Balance Sheet            -           -           -          -           -
under the GAAP of the primary financial statements
                                                                       ----------------------------------------------------------
                                                                 Total      2,838         259         338        278       1,963
                                                                       ==========================================================

     For further information on purchase obligations see "Management's Discussion and Analysis - Contractual Obligations - Purchase Obligations", which is incorporated herein by reference.

                      IDENTIFICATION OF THE AUDIT COMMITTEE

     Under applicable corporate law, the Registrant is not required to have an audit committee. The Registrant is a wholly owned subsidiary of TCPL. TCPL's Audit Committee, to the extent it deems it necessary or appropriate reviews the annual and quarterly financial statements and annual disclosure documents of the Registrant.

                           FORWARD-LOOKING INFORMATION

     Documents and statements herein and documents herein incorporated by reference, and other reports and filings made with the securities regulatory authorities, are forward-looking. All forward looking statements are based on NGTL's current beliefs as well as assumptions made by and information currently available to NGTL and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause NGTL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date hereof, and NGTL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

                              NOVA GAS TRANSMISSION LTD.


                              Per:  /s/ Russell K. Girling
                                    --------------------------------------------
                                    RUSSELL K. GIRLING, Executive Vice-President
                                    and Chief Financial Officer

                                    Date: March 31, 2004

DOCUMENTS FILED AS PART OF THIS REPORT

1. NOVA Gas Transmission Ltd. Consolidated Audited Annual Financial Statements for the year ended December 31, 2003.

2. NOVA Gas Transmission Ltd. Renewal Annual Information Form for the year ended December 31, 2003, which includes Management's Discussion and Analysis.


EXHIBITS

1.   Auditors' Report to the Shareholder, dated February 23, 2004.

2.   Consent of KPMG LLP Chartered Accountants, dated March 29, 2004.

3. Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

4. Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5. Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

6. Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

                           NOVA GAS TRANSMISSION LTD.


                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                    (AUDITED)


                                DECEMBER 31, 2003





NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-1

                           NOVA GAS TRANSMISSION LTD.
                               CONSOLIDATED INCOME

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                 2003               2002               2001
---------------------------------------------------     -------------      ------------       ------------

REVENUES                                                    1,315              1,358              1,345

EXPENSES
Operating expenses                                            378                362                350
Depreciation                                                  296                295                292
                                                        -------------      ------------       ------------
                                                              674                657                642
                                                        -------------      ------------       ------------

OPERATING INCOME                                              641                701                703
                                                        -------------      ------------       ------------

OTHER EXPENSES/(INCOME)
Financial charges  (Note 3)                                   266                299                312
Allowance for funds used during construction                   (1)                (3)                (2)
Other                                                           6                 (6)                11
                                                        -------------      ------------       ------------
                                                              271                290                321
                                                        -------------      ------------       ------------

INCOME BEFORE INCOME TAXES                                    370                411                382
INCOME TAXES  (Note 8)                                        177                191                180
                                                        -------------      ------------       ------------
NET INCOME                                                    193                220                202
                                                        =============      ============       ============


     THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-2

                           NOVA GAS TRANSMISSION LTD.
                             CONSOLIDATED CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                 2003           2002            2001
------------------------------------------------------------------       -----------    -----------     ---------
CASH GENERATED FROM OPERATIONS
Net income                                                                    193            220             202
Depreciation                                                                  296            295             292
Future income taxes                                                            17              9             (10)
Other                                                                         (39)             3              12
                                                                         -----------    -----------     ---------
Funds generated from operations                                               467            527             496
Decrease/(increase) in operating working capital                               23            (60)            (19)
                                                                         -----------    -----------     ---------
Net cash provided by operating activities                                     490            467             477
                                                                         -----------    -----------     ---------

INVESTING ACTIVITIES
Capital expenditures                                                          (78)          (170)           (128)
Deferred amounts and other assets                                              (2)           (17)            (13)
                                                                         -----------    -----------     ---------
Net cash used in investing activities                                         (80)          (187)           (141)
                                                                         -----------    -----------     ---------

FINANCING ACTIVITIES
Reduction of long-term debt                                                  (296)          (486)           (254)
Long-term debt issued                                                          --            300              --
Common share dividends                                                        (75)           (79)           (202)
(Decrease)/increase in amounts due to parent and affiliates                   (39)           (15)            120
                                                                         -----------    -----------     ---------
Net cash used in financing activities                                        (410)          (280)           (336)
                                                                         -----------    -----------     ---------

CHANGE IN CASH                                                                 --             --              --
CASH AT BEGINNING OF YEAR                                                      --             --              --
                                                                         -----------    -----------     ---------
CASH AT END OF YEAR                                                            --             --              --
                                                                         ===========    ===========     =========


      THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE
                     AN INTEGRAL PART OF THESE STATEMENTS.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-3

                           NOVA GAS TRANSMISSION LTD.
                           CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS OF DOLLARS)                                   2003                2002
----------------------------------------------------------     ---------------     --------------
ASSETS
CURRENT ASSETS
   Accounts receivable                                               128                 130
   Inventories                                                        31                  32
                                                               ---------------     --------------
                                                                     159                 162

PLANT, PROPERTY AND EQUIPMENT (Note 2)                             4,724               4,942
DEFERRED AMOUNTS AND OTHER ASSETS                                     91                  50
FUTURE INCOME TAXES (Note 8)                                          18                  35
                                                               ---------------     --------------
                                                                   4,992               5,189
                                                               ===============     ==============

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES
   Accounts payable                                                   39                  12
   Due to parent (Note 4)                                            324                 363
   Accrued interest                                                   37                  44
   Long-term debt due within one year (Note 3)                       184                 296
                                                               ---------------     --------------
                                                                     584                 715

LONG-TERM DEBT (Note 3)                                            2,441               2,625
PREFERRED SHARES (Note 5)                                             --                  --
COMMON SHAREHOLDER'S EQUITY
   Common shares  (Note 6)                                         1,706               1,706
   Retained earnings                                                 261                 143
                                                               ---------------     --------------
                                                                   1,967               1,849
                                                               ---------------     --------------
                                                                   4,992               5,189
                                                               ===============     ==============


      THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE
                     AN INTEGRAL PART OF THESE STATEMENTS.


On behalf of the board:


---------------------------------------         --------------------------------
               (Signed)                                    (Signed)
               Director                                    Director


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-4

                           NOVA GAS TRANSMISSION LTD.
                         CONSOLIDATED RETAINED EARNINGS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                 2003             2002            2001
-----------------------------------------------------     ----------       ----------      ----------
Balance at beginning of year                                  143                2               2
Net income                                                    193              220             202
Common share dividends                                        (75)             (79)           (202)
                                                          ----------       ----------      ----------
Balance at end of year                                        261              143               2
                                                          ==========       ==========      ==========


      THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE
                     AN INTEGRAL PART OF THESE STATEMENTS.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-5

                           NOVA GAS TRANSMISSION LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVA Gas Transmission Ltd. (NGTL or the company), a wholly-owned subsidiary of TransCanada PipeLines Limited (TCPL), owns and operates an Alberta-wide natural gas transportation system (the Alberta System). The Alberta System collects and transports natural gas for use in Alberta and delivery to connecting pipelines at the provincial borders for export to Eastern Canada and to the United States.

TransCanada Pipeline Ventures Limited Partnership ("Ventures LP") is a business created to provide energy solutions for customers operating in the Western Canada Sedimentary Basin. It currently owns two natural gas pipelines, one to the Fort McMurray oil sands region in northern Alberta, and the other to a large petrochemical complex at Joffre, Alberta. Ventures LP is wholly-owned by NGTL,
99.99 per cent directly and the remaining 0.01 per cent through a wholly-owned subsidiary, TransCanada Pipeline Ventures Ltd.

NOTE 1    ACCOUNTING POLICIES

     The consolidated financial statements of the company have been prepared by Management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences are described in Note 10. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

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

     In June 2003, the EUB approved the one year 2003 Alberta System Revenue Requirement Settlement ("2003 Settlement"). Under the 2003 Settlement the revenue to be collected for services provided was fixed at $1.277 billion for 2003, subject to a number of adjustments, including adjustments for variances from previous agreements, CO2 Management Service costs, and the Annual Foreign Exchange amortization amount. In September 2003, the EUB approved the rates, tolls and charges resulting from the 2003 Settlement. Prior to this, the company's recoverable costs were established by the Alberta System Rate Settlement 2001 - 2002 (ASRS). The ASRS was effective January 1, 2001 to December 31, 2002.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-6

     In order to achieve a proper matching of revenue and expenses, the timing of recognition of certain revenue and expenses may differ from that otherwise expected under generally accepted accounting principles.

     INVENTORIES

     Inventories are carried at the lower of average cost or net realizable value and primarily consist of materials and supplies including spare parts.

     PLANT, PROPERTY AND EQUIPMENT

     Plant, property and equipment are carried at cost and consist primarily of pipeline, compression and metering facilities used in the transmission of natural gas. Depreciation is calculated on a straight-line basis. The various rates used for the Alberta System resulted in a composite depreciation rate of 4.00 per cent for 2003, 2002 and 2001. Removal and site restoration costs are not determinable and will be recorded when reasonably estimable and when approved by the EUB. An allowance for funds used during construction is capitalized and included in the cost of plant, property and equipment.

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


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-7

NOTE 2    PLANT, PROPERTY AND EQUIPMENT

DECEMBER 31
(MILLIONS OF DOLLARS)                        2003                                             2002
---------------------  ---------------------------------------------     --------------------------------------------
                                     ACCUMULATED            NET                       Accumulated             Net
                         COST        DEPRECIATION       BOOK VALUE         Cost       Depreciation        Book Value
                       ---------   ----------------   --------------     ---------   ---------------    -------------
Alberta System
   Pipeline              4,934             1,908            3,026          4,922             1,755            3,167
   Compression           1,507               549              958          1,517               479            1,038
   Metering and
   other                   862               211              651            919               237              682
                       ---------   ----------------   --------------     ---------   ---------------    -------------
                         7,303             2,668            4,635          7,358             2,471            4,887
   Under
   construction             13                --               13              4                --                4
                       ---------   ----------------   --------------     ---------   ---------------    -------------
                         7,316             2,668            4,648          7,362             2,471            4,891
Other                       85                 9               76             58                 7               51
                       ---------   ----------------   --------------     ---------   ---------------    -------------
                         7,401             2,677            4,724          7,420             2,478            4,942
                       =========   ================   ==============     =========   ===============    =============


NOTE 3    LONG-TERM DEBT

                                                                  2003                                      2002
                                                 ------------------------------------     -------------------------------------
                                                                        WEIGHTED                                Weighted
                                  MATURITY        OUTSTANDING           AVERAGE             Outstanding          Average
                                    DATES        DECEMBER 31 (1)    INTEREST RATE (2)     December 31 (1)     Interest Rate (2)
                                  ---------      ---------------    -----------------     ---------------     -----------------
DEBENTURES AND NOTES
   Canadian dollars               2007-2024             627              11.6%                798              11.0%
   U.S. dollars
   (2003 and 2002 - US$500)       2004-2023             646               8.3%                790               8.3%
MEDIUM-TERM NOTES
   Canadian dollars (3)           2005-2030           1,067               7.4%              1,067               7.4%
   U.S. dollars
   (2003 and 2002 - US$233) (4)   2026-2029             301               7.7%                368               7.7%
UNSECURED LOANS
   U.S. dollars
   (2002 - US$107)                                       --                                   169               2.1%
                                                 ---------------                       ---------------
                                                      2,641                                 3,192
Foreign exchange differential recoverable
through the tollmaking process                          (16)                                 (271)
                                                 ---------------                       ---------------
                                                      2,625                                 2,921
Less: Long-Term Debt Due Within One Year                184                                   296
                                                 ---------------                       ---------------
                                                      2,441                                 2,625
                                                 ===============                       ===============

(1) Amounts outstanding are stated in millions of Canadian dollars; amounts denominated in U.S. dollars are stated in millions.

(2) Weighted average interest rates are stated as at the respective outstanding dates. The effective weighted average interest rates resulting from swap agreements are as follows: U.S. dollar unsecured loans in 2002 - 8.3 per cent.

(3) $300 million (2002 - $300 million) is in the form of a Promissory Note to TCPL. This note has an interest rate of 7.52 per cent and matures in 2010.

(4) $259 million (US$200 million) (2002 - $316 million (US$200 million)) is in the form of a Promissory Note to TCPL. This note has an interest rate of
     7.7 per cent and matures in 2029.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-8

     DEBENTURES

     Debentures amounting to $225 million have retraction provisions that entitle the holders to require redemption of up to 8 per cent of the then outstanding principal plus accrued and unpaid interest on repayment dates. No redemptions have been made to December 31, 2003.

     MEDIUM-TERM NOTES

     Medium-term notes amounting to $50 million have a provision entitling the holders to extend the maturity of the medium-term notes from the initial repayment date of 2007 to 2027. If extended, the interest rate would increase from 6.1 percent to 7.0 per cent and the medium-term notes would become redeemable at the option of the company.

     FINANCIAL CHARGES

     YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)              2003           2002          2001
     -------------------------------------------------      ---------      ---------     ----------
     Interest on long-term debt                                 250            283           295
     Short-term interest and other financial charges             14             14            15
     Amortization of debt discount                                2              2             2
                                                            ---------      ---------     ----------
                                                                266            299           312
                                                            =========      =========     ==========

     The company made interest payments of $257 million for the year ended December 31, 2003 (2002 - $278 million; 2001- $299 million).

     PRINCIPAL REPAYMENTS

     Principal repayments resulting from maturities and sinking fund obligations of the long-term debt of the company approximate: 2004 - $184 million; 2005
     - $124 million; 2006 - $76 million; 2007 - $111 million; 2008 - $167 million.

NOTE 4    DUE TO PARENT

     Short-term borrowings from TCPL are unsecured, payable on demand and interest is charged at the prevailing short-term commercial paper rates.

NOTE 5    PREFERRED SHARES

     The company is authorized to issue an unlimited number of New Senior Preferred Shares, Class A Preferred Shares, Class B Preferred Shares, and Senior Preferred Shares, all of which are without par value.

     At December 31, 2003 and 2002, 100,002 New Senior Preferred Shares with a carrying value of $1 per share were issued and outstanding.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-9

NOTE 6    COMMON SHARES

     The company is authorized to issue an unlimited number of New Common Shares of no par value.

     At December 31, 2003 and 2002, 100,004 common shares with a total carrying value of $1,706 million were issued and outstanding.


NOTE 7    RISK MANAGEMENT

     FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

     The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. The table below provides information on derivatives held but not on the corresponding position that has been hedged.

     ASSET/(LIABILITY) AT DECEMBER 31                            2003                          2002
      (MILLIONS OF DOLLARS)
     ---------------------------------------------    ---------------------------    -------------------------
                                                        CARRYING          FAIR         Carrying        Fair
                                                         AMOUNT           VALUE         Amount         Value
                                                      ------------     ----------    ------------    ---------
     FOREIGN EXCHANGE RISK
       Cross-currency swaps                               (1)             (1)            46             46

     INTEREST RATE RISK AND INTEREST IMPACT OF
     CROSS-CURRENCY AND INTEREST RATE SWAPS
            Canadian dollars                              --               3             --             16
            U.S. dollars                                  --              --             (1)            (8)

     At December 31, 2003, the notional principal amounts of the cross-currency and interest rate swaps were US$162 million (2002 - US$237 million).

     NOTIONAL AMOUNTS

     Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the company and its counterparties and are not a measure of the company's exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

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


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-10

     The fair value of long-term debt, including the current portion, is $3,239 million (2002 - $3,757 million).

     These fair values are provided solely for information purposes and are not recorded in the Consolidated Balance Sheet.

     CREDIT RISK

     Credit risk results from the possibility that a counterparty to a derivative in which the company has an unrealized gain fails to perform according to the terms of the contract. Credit exposure is minimized by dealing with creditworthy counterparties in accordance with established credit approval practices. At December 31, 2003, total credit risk and largest credit exposure to a single counterparty is $3 million for foreign currency and interest rate derivatives.

NOTE 8    INCOME TAXES

    PROVISION FOR INCOME TAXES

    YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                     2003           2002            2001
    ---------------------------------------------------------    -----------    -----------     -----------
    Current                                                           160            182             190
    Future                                                             17              9             (10)
                                                                 -----------    -----------     -----------
                                                                      177            191             180
                                                                 ===========    ===========     ===========

    RECONCILIATION OF INCOME TAX EXPENSE

    YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                     2003          2002             2001
    ---------------------------------------------------------    -----------    -----------     -----------
    Income before income taxes                                        370           411              382
    Amounts not subject to tax currently                               81            62               31
                                                                 -----------    -----------     -----------
                                                                      451           473              413
                                                                 ===========    ===========     ===========
    Federal and provincial statutory income tax rate                 36.7%         39.2%            42.1%
                                                                 ===========    ===========     ===========
    Expected income tax expense                                       166           185              174
       Large corporations tax                                           6             6                7
       Other                                                            5            --               (1)
                                                                 -----------    -----------     -----------
    Actual income tax expense                                         177           191              180
                                                                 ===========    ===========     ===========

     INCOME TAX PAYMENTS

     Income tax payments of $143 million were made during the year ended December 31, 2003 (2002 - $203 million; 2001 - $215 million).

     FUTURE INCOME TAXES

     The company follows the taxes payable method of accounting for income taxes related to its regulated operations. If the liability method of accounting had been used, additional future income tax liabilities in the amount of $468 million at December 31, 2003 (2002 - $522 million) would have been recorded and would be recoverable from future revenues.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-11

NOTE 9    RELATED PARTY TRANSACTIONS

     All transactions with related parties occurred in the normal course of operations under normal commercial terms.

     TCPL

     During 2003, NGTL made interest payments to TCPL in the amount of $47 million (2002 - $50 million; 2001 - $51 million).

     TRANSCANADA ENERGY LTD.

     NGTL invoiced TransCanada Energy Ltd. (a subsidiary of TransCanada) nil in 2003 (2002 - $0.2 million; 2001 - $176 million) for gas transportation services.

     FOOTHILLS PIPE LINES (ALTA.) LTD.

     TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd. During 2003, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $70 million for gas transportation services (2002 - $75 million; 2001 - $83 million).

NOTE 10   U.S. GAAP

     The company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which in some respects, differ from U.S. GAAP. The effects of these differences on the company's financial statements are as follows.

CONDENSED STATEMENT OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME IN ACCORDANCE WITH U.S. GAAP

     YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                    2003        2002          2001
     -----------------------------------------------------------------------  ------------  ----------  ------------
     Revenues                                                                       1,315       1,358         1,345
                                                                              ------------  ----------  ------------
     Other costs and expenses                                                         384         356           348
     Depreciation                                                                     296         295           292
                                                                              ------------  ----------  ------------
                                                                                      680         651           640
                                                                              ------------  ----------  ------------
     Operating income                                                                 635         707           705
     Other expenses
        Financial charges and other                                                   265         296           323
        Income taxes                                                                  177         191           175
                                                                              ------------  ----------  ------------
                                                                                      442         487           498
                                                                              ------------  ----------  ------------
     Net income in accordance with U.S. GAAP                                          193         220           207
     Adjustments affecting comprehensive income under U.S. GAAP
        Unrealized gain/(loss) on derivatives net of tax(2)                             5           1            (2)
                                                                              ------------  ----------  ------------
     Comprehensive income before cumulative effect of the application
        of accounting changes in accordance with U.S. GAAP                            198         221           205
     Cumulative effect of the application of accounting changes, net of                 -           -            (4)
        tax(2)
                                                                              ------------  ----------  ------------
     Comprehensive income in accordance with U.S. GAAP                                198         221           201
                                                                              ============  ==========  ============


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-12

RECONCILIATION OF INCOME

     YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                    2003        2002          2001
     -----------------------------------------------------------------------  ------------  ----------  ------------
     Net income as reported in accordance with Canadian GAAP                          193         220           202
     Income taxes from substantively enacted tax rates(1)                               -           -             5
                                                                              ------------  ----------  ------------
     Net income in accordance with U.S. GAAP                                          193         220           207
                                                                              ============  ==========  ============


CONDENSED BALANCE SHEET IN ACCORDANCE WITH U.S. GAAP

     DECEMBER 31 (MILLIONS OF DOLLARS)                                               2003        2002
     -----------------------------------------------------------------------  ------------  ----------
     Current assets                                                                   159         162
     Plant, property and equipment                                                  4,724       4,942
     Deferred amounts and other(2)                                                     93         111
     Regulatory asset(3)                                                              716         806
     -----------------------------------------------------------------------  ------------  ----------
                                                                                    5,692       6,021
                                                                              ============  ==========

     Current liabilities                                                              584         715
     Deferred amounts(2)                                                                -           8

     Future income taxes(3)                                                            698        768
     Long-term debt(2)                                                               2,443      2,686
     Shareholders' equity(2)                                                         1,967      1,844
     -----------------------------------------------------------------------  ------------  ----------
                                                                                     5,692      6,021
                                                                              ============  ==========


STATEMENT OF OTHER COMPREHENSIVE INCOME IN ACCORDANCE WITH U.S. GAAP

                                                                                 Cash Flow Hedges
     DECEMBER 31 (MILLIONS OF DOLLARS)                                               (FAS 133)
     -----------------------------------------------------------------------  ------------------------
     Balance at January 1, 2001                                                           -

     Unrealized loss on derivatives, net of tax of $2                                    (2)
     Cumulative effect of adoption of the application of accounting
     changes, net of tax of $3                                                           (4)
                                                                              ------------------------
     Balance at December 31, 2001                                                        (6)

     Unrealized gain on derivatives, net of tax of $(1)                                   1
                                                                              ------------------------
     Balance at December 31, 2002                                                        (5)

     Unrealized gain on derivatives, net of tax of $(3)                                   5
                                                                              ------------------------
     BALANCE AT DECEMBER 31, 2003                                                         -
                                                                              ========================

(1) Under U.S. GAAP, only enacted rates can be used in measuring future tax assets and liabilities; use of substantively enacted rates is not permitted. The February 2000 and October 2000 Federal budgets would not be considered enacted until the proposals were completely enacted into law in June 2001 and, accordingly, the related tax recoveries were recognized in 2001.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-13

(2) In 2001, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivatives and Hedging Activities". SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.

     For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk. For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.

     On initial adoption of SFAS No. 133 on January 1, 2001, additional assets of $72 million and liabilities of $78 million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges and the corresponding change in the fair value of items designated as hedges. A charge of $4 million, after tax, relating to the fair value of interest derivatives designated as cash flow hedges was recognized in other comprehensive income as the cumulative effect of application of SFAS No. 133.

     No amounts were included in income in 2003, 2002 and 2001 with respect to cash flow hedges. For amounts included in other comprehensive income as at December 31, 2003, $5 million (2002 - $1 million; 2001 - $(2) million), after tax, relates to the hedge of foreign exchange rate risk. Of these amounts, none are expected to be recorded in earnings during 2004.

     As at December 31, 2003, additional assets of $2 million (2002 - $61 million) and liabilities of $2 million (2002 - $66 million) were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges and the corresponding change in the fair value of items designated as hedges.

(3) Under U.S. GAAP, the company is required to record a future income tax liability for its cost-of-service regulated businesses. As the company expects these future income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

     INCOME TAXES

     The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

     DECEMBER 31 (MILLIONS OF DOLLARS)                                                  2003           2002
     -----------------------------------------------------------------------  ---------------  -------------
     FUTURE TAX LIABILITIES
     Difference in accounting and tax bases of plant and equipment                       433            490
     Taxes on future revenue requirement                                                 248            284
     Other                                                                                 6              4
                                                                              ---------------  -------------
                                                                                         687            778
                                                                              ---------------  -------------
     FUTURE TAX ASSETS
     Deferred amounts                                                                    (12)             9
     Other                                                                                 1              1
                                                                              ---------------  -------------
                                                                                         (11)            10
                                                                              ---------------  -------------
     Net deferred tax liabilities                                                        698            768
                                                                              ===============  =============


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-14

     OTHER

     Effective January 1, 2003 the company adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

     The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

     Effective January 1, 2003, the company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. Adopting the provisions of FIN 45 has had no impact on the U.S. GAAP financial statements of the company.

     In 2003, the FASB issued FIN 46 (Revised) "Consolidation of Variable Interest Entities" that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) has had no impact on the U.S. GAAP financial statements of the company.

     In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 has had no impact on the U.S. GAAP financial statements of the company. Effective January 1, 2005, in accordance with Canadian GAAP, certain instruments that are currently classified as equity will be classified as liabilities, under new Canadian accounting standards.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                      F-15

                           NOVA GAS TRANSMISSION LTD.

                         RENEWAL ANNUAL INFORMATION FORM

                      FOR THE YEAR ENDED DECEMBER 31, 2003


--------------------------------------------------------------------------------










                                                                  MARCH 29, 2004

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


                             REFERENCE INFORMATION 1

                       CONSOLIDATED FINANCIAL STATEMENTS 1

                          FORWARD-LOOKING INFORMATION 1

                                THE CORPORATION 2

                              PIPELINE OPERATIONS 3

                        HEALTH, SAFETY AND ENVIRONMENT 6

                       PATENTS, LICENCES AND TRADEMARKS 8

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS 8

                           DIRECTORS AND OFFICERS 20

                              LEGAL PROCEEDINGS 22

                            ADDITIONAL INFORMATION 23


DATE OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form is given as at December 31, 2003.

                              REFERENCE INFORMATION

METRIC CONVERSION TABLE

The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

METRIC                      IMPERIAL                                      FACTOR
------                      --------                                      ------
Kilometres                  miles                                           0.62
Millimetres                 inches                                          0.04
Gigajoules                  million British thermal units                   0.95
                            ("MMBtu")
Cubic metres*               cubic feet                                      35.3
Kilopascals                 pounds per square inch ("psi")                  0.15

* THE CONVERSION IS BASED ON NATURAL GAS AT A BASE PRESSURE OF
  101.325 KILOPASCALS AND AT A BASE TEMPERATURE OF 15(DEGREE) CELSIUS.


                        CONSOLIDATED FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of NOVA Gas Transmission Ltd. (the "Financial Statements") for the year ended December 31, 2003 are incorporated herein by reference.

                           FORWARD-LOOKING INFORMATION

Certain written statements made or incorporated by reference from time to time by NOVA Gas Transmission Ltd. or its representatives in this Annual Information Form and other reports and filings made with the securities regulatory authorities, news releases or otherwise, are forward-looking information and relate to, among other things, anticipated financial performance, business prospects, strategies, targeted cost savings, new services, market forces, commitments and technological developments. Much of this information appears in the Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operation included herein. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause NOVA Gas Transmission's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this Annual Information Form. NOVA Gas Transmission undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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

                                 THE CORPORATION

NOVA GAS TRANSMISSION LTD.

NOVA Gas Transmission Ltd. ("NOVA Gas Transmission", "NGTL" or the "Corporation"), a wholly-owned subsidiary of TransCanada PipeLines Limited ("TransCanada"), is a major Canadian natural gas transmission corporation headquartered in Calgary, Alberta. On May 15, 2003, a plan of arrangement between TransCanada and TransCanada Corporation became effective which resulted in TransCanada common shareholders exchanging their common shares for common shares of TransCanada Corporation. TransCanada Corporation is the parent holding company of TransCanada. NOVA Gas Transmission owns and operates an Alberta-based regulated pipeline business for the transportation of natural gas (the "Alberta System").

NOVA Gas Transmission was incorporated in 1954 by Special Act of the Legislative Assembly of the Province of Alberta (the "Incorporating Act"), which was amended from time to time and then repealed in two stages in 1994 and early 1995.

On September 1, 1987, NOVA Gas Transmission was continued under the BUSINESS CORPORATIONS ACT (Alberta) ("ABCA") pursuant to an amendment to the Incorporating Act with the result that both the Incorporating Act (as amended to reflect the continuance) and the ABCA applied to NOVA Gas Transmission until the eventual repeal of the Incorporating Act. NOVA Gas Transmission's Articles of Incorporation have been amended 10 times over the years. The most significant change was effected in 1998 and was undertaken to facilitate a plan of arrangement under which and effective July 2, 1998, TransCanada entered into a business combination with NOVA Corporation, the then parent of NOVA Gas Transmission. Under the terms of the plan of arrangement (the "Arrangement"), the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company. As a result of the Arrangement, NOVA Gas Transmission became an indirect wholly owned subsidiary of TransCanada. Effective August 30, 1999, NOVA Gas Transmission became a direct wholly owned subsidiary of TransCanada.

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

Capital expenditures, which are dependent in part upon requests for increased transportation service by customers, were $78 million in 2003. The Corporation anticipates approximately $90 million of capital spending on the Alberta System in 2004. These capital expenditures will be primarily related to capacity expansion.

DELIVERY VOLUMES

The following table sets forth the annual volumes delivered on the Alberta System for the years ended December 31, 2003 and 2002.

                                                        2003                                 2002
                                            ---------------------------          ---------------------------
DELIVERY POINTS                             VOLUME(1)          PER CENT          VOLUME(2)          PER CENT
---------------                             ------             --------          ------             --------
                                             (Bcf)                                (Bcf)
Alberta                                        539                   14             475                   11
Eastern Canada and                           1,552                   40           1,738                   42
Eastern United States
Western United States
                                               665                   17             750                   18
Midwestern United States                     1,117                   29           1,155                   28

British Columbia                                10                   --              28                    1
                                            ------             --------          ------             --------
TOTAL                                         3883                  100           4,146                  100
                                            ======             ========          ======             ========

NOTES:

(1) OF THE TOTAL VOLUMES TRANSPORTED IN 2003, 1.89 TCF OF NATURAL GAS WAS DELIVERED TO TRANSCANADA'S CANADIAN MAINLINE SYSTEM, 674 BCF OF NATURAL GAS WAS DELIVERED TO TRANSCANADA'S BC SYSTEM (INCLUDING FOOTHILLS SOUTH B.C.) AND 777 BCF OF NATURAL GAS WAS DELIVERED TO THE SASKATCHEWAN PORTION OF THE FOOTHILLS SYSTEM.

(2) OF THE TOTAL VOLUMES TRANSPORTED IN 2002, 2.09 TCF OF NATURAL GAS WAS DELIVERED TO THE CANADIAN MAINLINE, 773 BCF OF NATURAL GAS WAS DELIVERED TO THE BC SYSTEM (INCLUDING THE BC PORTION OF THE FOOTHILLS SYSTEM) AND 779 OF BCF OF NATURAL GAS WAS DELIVERED TO THE SASKATCHEWAN PORTION OF THE FOOTHILLS SYSTEM.


ALBERTA SYSTEM CONTRACTED FIRM TRANSPORTATION SERVICES

As of December 31, 2003, the Alberta System was providing transportation for 182 shippers pursuant to approximately 15,500 firm service transportation contracts.

As of December 31, 2003, the weighted average remaining term of transportation contracts was approximately 2.4 years compared to a weighted average remaining term of 3.0 years as of December 31, 2002. Currently, these contracts are renewable by the customer by providing notice to NOVA Gas Transmission at least 12 months prior to the expiry of the current contract term. The Alberta System has seen a 30 percent decrease in firm contracted capacity since the 1998/99 contract year. For further information on the Alberta System please refer to the headings "Outlook" and "Business Risks" in the MD&A.

REGULATION OF THE ALBERTA SYSTEM

The construction and operation of the Alberta System is regulated by the Alberta Energy and Utilities Board (the "EUB") primarily under the provisions of the GAS UTILITIES ACT (Alberta) ("GUA"), and the PIPELINE ACT (Alberta). NOVA Gas Transmission requires EUB approval to construct and operate pipeline facilities. Additionally, NOVA Gas Transmission requires EUB approval for rates, tolls and charges, and the terms and conditions under which it provides its services. Under the provisions of the PIPELINE ACT, the EUB oversees various matters relating to economic, orderly and efficient development of the pipeline, the operation and abandonment of the pipeline, and certain related pollution and environmental conservation issues. In addition to requirements under the PIPELINE ACT, the construction and operation of natural gas pipelines in Alberta is subject to certain provisions of, and require certain approvals under, other provincial legislation, such as, the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (Alberta).

Alberta System tolls are designed to generate sufficient revenues for NOVA Gas Transmission to recover operating expenses, depreciation, taxes and financing costs of the Alberta System, including interest on debt and payments on securities attributable to the Alberta System, together with a return on deemed common equity.

In February 2003, NOVA Gas Transmission negotiated the Alberta System 2003 Revenue Requirement Settlement ("2003 Settlement") with certain shippers and other interested parties. Under the Alberta System 2003 Settlement, approved by the EUB on June 24, 2003, Nova Gas Transmission's 2003 revenue requirement was fixed at $1.277 billion, subject to certain adjustments, including variances from previous agreements, CO2 management service costs, and annual foreign exchange amortization amounts.

In March 2003, NOVA Gas Transmission negotiated the 2003 Tariff Settlement with certain shippers and interested parties. The 2003 Tariff Settlement, approved by the EUB on June 24, 2003, established NOVA Gas Transmission 2003 rates, tolls and charges for services, certain new services and new terms and conditions for certain existing services.

In July 2003, NOVA Gas Transmission filed evidence in the EUB's generic cost of capital proceeding ("GCOC"). NOVA Gas Transmission is seeking a return of 11 percent on a deemed common equity of 40 percent for the Alberta System. NOVA Gas Transmission has been advised by the EUB that it expects to adopt a standardized approach to determining return and capital structure for utilities under its jurisdiction through the GCOC. NOVA Gas Transmission expects the EUB to issue its decision in the third quarter of 2004.

In September 2003, NOVA Gas Transmission filed Phase I of its Alberta System 2004 General Rate Application ("GRA-Phase 1") with EUB. As part of the GRA-Phase 1, NOVA Gas Transmission applied to increase the composite depreciation rate from 4.00 per cent to 4.13 per cent. NOVA Gas Transmission filed Phase 2 of the GRA, dealing with rate design and services, in November 2003 ("GRA-Phase 2"). The EUB will consider the GRA-Phase 1 and GRA-Phase 2 in hearings scheduled to commence on April 1, 2004 and June 1, 2004, respectively.

On December 16, 2003, the EUB approved interim rates effective January 1, 2004, which will remain in place until final 2004 rates are determined.

TOLLING METHODOLOGY FOR THE ALBERTA SYSTEM

The current tolling methodology and rate design for the Alberta System features differentiated pricing for each gas receipt-point on the Alberta System. The receipt-point price is dependent on geographic location, the diameter of the pipe through which the customer's gas travels and the term of the transportation contract.

OTHER REGULATION

In addition to requiring application to the EUB for orders fixing and approving its rates and terms of service, the GUA requires that gas utilities must apply to the EUB for orders authorizing, among other things, any issuance of any shares or debt securities. An order exempting NOVA Gas Transmission from the application of these provisions of the GUA was granted on June 17, 1996, and further amended November 5, 1998 and June 7, 1999, to allow the issuance of shares to TransCanada, and the issuance of intercompany indebtedness between TransCanada and the NOVA Gas Transmission as it may relate to the Alberta System.

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

COMPETITION

NOVA Gas Transmission is the primary transporter of natural gas within the province of Alberta and to provincial boundary points. However, there a number of alternative pipelines which offer price advantages and which compete with the Alberta System.

In anticipation of and in response to these developments, the Alberta System's current tolling methodology was designed to enhance the NOVA Gas Transmission's ability to provide competitive pricing and service flexibility and to enhance the Alberta System's ability to respond to potential future bypass pipelines through the offering of load retention services.

RESEARCH AND DEVELOPMENT

In 2003, TransCanada spent a total of approximately $9.3 million on research and development of which $3.5 million related to pipeline integrity management. NOVA Gas Transmission's Alberta System is a major beneficiary of this research and development and pays a proportionate share of these costs.

                         HEALTH, SAFETY AND ENVIRONMENT

NOVA Gas Transmission is committed to providing a safe and healthy environment for its employees and the public, and to the protection of the environment. Health, safety and environment ("HS&E") is a priority. The HS&E Committee of the Board of Directors of TransCanada monitors compliance by all of TransCanada's businesses, including NOVA Gas Transmission with the TransCanada HS&E corporate policy through regular reporting by TransCanada's department of Community, Safety & Environment. TransCanada's senior executives are also committed to ensuring TransCanada is in compliance with its policies and is an industry leader. Senior executives are regularly advised of all important operational issues and initiatives relating to HS&E.

TransCanada has a HS&E Management System modelled after "ISO 14001", to facilitate the focus of resources on the areas of greatest risk to the organization's business activities relating to health, safety and environment. It highlights opportunities for improvement, enables the NOVA Gas Transmission to work towards defined HS&E expectations and objectives, and provides a competitive business advantage. HS&E audits, management system assessments and planned inspections are used to assess both the effectiveness of implementation of HS&E programs, processes and procedures, as well as compliance with regulatory requirements.

TransCanada employs full time staff dedicated to HS&E matters and incorporates HS&E policies and principles into the planning, development, construction and operation of all its projects. Environmental protection requirements have not had a material impact on NOVA Gas Transmission's capital expenditures to date; however there can be no assurance that such requirements will not have a material impact on NOVA Gas Transmission's financial or operating results in future years. Such requirements can be dependent on a variety of factors including the regulatory environment in which NOVA Gas Transmission's operates.

CLIMATE CHANGE

Climate change is a strategic issue, particularly in light of the Canadian government's ratification of the Kyoto Protocol in December 2002. TransCanada, NOVA Gas Transmission's parent, has had a comprehensive climate change strategy in place since 1999, which includes five key areas of activity:

     o Participation in policy forums;
     o Direct emissions reduction;
     o Long term technology development;
     o Emissions offset analysis; and
     o Pursuit of business opportunities.

Activities in each of these areas occurred in 2003 and will continue in 2004.

TransCanada received its fifth consecutive gold level reporting status for its 2003 Voluntary Challenge and Registry ("VCR") report. To achieve gold level status, VCR reports are rated in several categories. Only twelve percent of the submissions to the registry have received gold level reporting recognition.

The Kyoto Protocol, ratified by the Canadian Federal Government in December 2002, requires Canada to reduce its greenhouse gas emissions significantly. The Canadian government is currently developing policies relating to how it intends to meet these reduction targets, and until this process is completed, NOVA Gas Transmission cannot predict the degree to which it will be affected.

                        PATENTS, LICENCES AND TRADEMARKS

NOVA Gas Transmission is the beneficial owner and, in some cases, the licensee of a number of trademarks, patents and licences. While these trademarks, patents and licences constitute valuable assets, NOVA Gas Transmission does not regard any single patent, trademark or licence as being material to its operations as a whole.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE MANAGEMENT'S DISCUSSION AND ANALYSIS DATED MARCH 29, 2004 SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NOVA GAS TRANSMISSION LIMITED (NGTL OR THE COMPANY) AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003 - SEE "ADDITIONAL INFORMATION."

FINANCIAL REVIEW

Net earnings of $193 million in 2003 were $27 million lower than in 2002 and $9 million lower than in 2001. The decrease compared to 2002 and 2001 was primarily due to lower earnings resulting from the one year Alberta System Revenue Requirement Settlement (2003 Settlement) reached between NGTL and its customers in February 2003. The 2003 Settlement included a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002 and $1.390 billion in 2001. The company initially expected the lower negotiated 2003 revenue requirement would reduce 2003 earnings by approximately $40 million relative to 2002 earnings. However, higher incentive earnings were realized in 2003, primarily from lower financing and operating costs which partially offset the expected reduction. Earnings in 2003 also included $9 million from TransCanada Pipeline Ventures Limited Partnership (Ventures LP) compared to $6 million in 2002 and $1 million in 2001. These increases were due to increased contracted transportation volumes and tolls.

NGTL owns the Alberta System, which is one of the largest volume carriers of natural gas in North America and delivered 3,883 billion cubic feet (Bcf) of natural gas in 2003, compared to deliveries of 4,146 Bcf in 2002 and 4,059 Bcf in 2001. The volumes transported by the Alberta System in 2003 represented approximately 16 per cent of total North American natural gas production and approximately 66 per cent of the natural gas produced in the Western Canada Sedimentary Basin (WCSB).

The Alberta System is regulated by the Alberta Energy and Utilities Board (EUB) under the provisions of the Gas Utilities Act (Alberta) (GUA) and the Pipeline Act (Alberta). Under the GUA, the rates, tolls and other charges, and terms and conditions of service are subject to the approval of the EUB.

Ventures LP, 100 per cent owned by NGTL, owns a 121 kilometre pipeline and related facilities which supply natural gas to the oil sands region of northern Alberta, and a 27 kilometre pipeline which supplies natural gas to a petrochemical complex at Joffre, Alberta. The rates, tolls and other charges, and terms and conditions of service by Ventures LP are not subject to the approval of the EUB.

DEVELOPMENTS

In 2003, NGTL focused much of its efforts on the evolution of its regulated business model. This evolution includes proposed changes to the Alberta System that would provide the company an opportunity to earn a competitive return and enhance its ability to compete for future market demand and natural gas supply while bringing benefits to customers.

In 2003, NGTL's activities included participation in the EUB's Generic Cost of Capital (GCOC) Proceeding, the filing of the Alberta System General Rate Application (GRA) for 2004, the Alberta System 2003 Tariff Application and 2003 Settlement which were approved by the EUB and continued discussion with industry stakeholders.

Major features of the 2003 Settlement included:

     o A fixed revenue requirement of $1.277 billion, before non-routine adjustments;
     o a composite depreciation rate of 4.00 per cent, unchanged from 2002 levels;
     o amortization of severance costs over two years;
     o the continuation of a reserve account to allow for the recovery of foreign exchange gains or losses on long-term debt principal;
     o costs associated with NGTL's Carbon Dioxide (CO2) management service; and
     o a provision of an incentive to reduce costs through a continued focus on operational excellence.

The 2003 Settlement, approved by the EUB in June 2003, was in effect for the period January 1, 2003 to December 31, 2003. This settlement established a fixed revenue requirement which provided NGTL an incentive to reduce costs overall. In addition, the 2003 Settlement included a provision for the sharing of savings, above an established amount, on most operating, maintenance and administrative costs in 2003. As a result, in 2003, the company shared pre-tax operating cost savings of approximately $5 million equally with its customers.

In July 2003, NGTL, along with other utilities, filed evidence in the GCOC Proceeding. In this application, NGTL requested a return of 11 per cent on a deemed common equity of 40 per cent for the Alberta System in 2004. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. Oral testimony in the hearing concluded January 16, 2004. Written argument and reply argument are to follow with an EUB decision expected in third quarter 2004.

In September 2003, NGTL filed with the EUB Phase I of the Alberta System's 2004 GRA, consisting of evidence in support of the applied-for rate base and revenue requirement. The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. In November 2003, the company filed Phase II of the application, which primarily deals with rate design and services. EUB hearings to consider the 2004 GRA Phase I and Phase II applications are scheduled to commence, in Calgary, on April 1, 2004 and June 1, 2004, respectively.

OUTLOOK

NGTL has a long history of providing pipeline capacity to markets and connecting natural gas supply for the company's customers. As the marketplace has evolved and competition has grown, the company has focused on providing market-responsive products and services, competitive cost-effective structures, and the highest levels of reliability to customers.

In 2004, NGTL will continue to focus on achieving additional efficiency improvements in all aspects of the business by maintaining focus on operational excellence and leveraging technological advancements. NGTL will also continue to work collaboratively with all stakeholders in resolving jurisdictional issues, advancing the evolution of the regulated business model and addressing fair return challenges.

Looking forward, as the supply/demand balance tightens, producers will continue to explore and develop new fields, as well as unconventional supply such as gas production from coal bed methane. In addition, stakeholder support is expected to grow for proposals to access Northern gas from the Mackenzie Delta and Alaska North Slope. NGTL expects to benefit from the involvement of TransCanada Pipelines Limited (TCPL) with the Mackenzie Valley Pipeline and Alaska Highway Pipeline projects and will seek to connect these additional natural gas supplies to the Alberta System.

NGTL's earnings from its Alberta System are primarily determined by the average investment base, return on common equity, deemed common equity and opportunity for incentive earnings. In the short to medium term, the company expects modest growth from these mature assets and therefore anticipates continued decline in the average investment base. Accordingly, without an increase to return on equity, deemed common equity, or incentive opportunities, future earnings are anticipated to decrease. Under the current regulatory model, earnings from the Alberta System are not affected by short term fluctuations in the commodity price of natural gas, changes in throughput volumes or changes in Firm Transportation (FT) contract levels.

EARNINGS

In 2004, NGTL net earnings will depend in large part on the outcome of the GCOC and the 2004 GRA proceedings. In the absence of favorable rulings in these applications, the company expects 2004 earnings to be lower compared to 2003 earnings.

CAPITAL EXPENDITURES

Capital spending is comprised of capital maintenance and construction of new facilities that are dependent on requests from customers for new services. Total capital spending for the company during 2003 was $78 million compared to $170 million in 2002 and $128 million in 2001. The decrease in net capital expenditures in 2003 compared to 2002 and 2001 is primarily attributable to significantly lower spending on construction of new Alberta System facilities partially offset by higher spending on capital projects for Ventures LP. Capital spending in 2004 is expected to increase by approximately $15 million, primarily due to Alberta System facility requirements to service growing markets in Northeastern Alberta.

BUSINESS RISKS

COMPETITION

NGTL faces increased competition for the gathering and transportation of gas from the WCSB. The competition is a result of other pipelines accessing an increasingly mature WCSB. The construction of the Alliance Pipeline, a natural gas pipeline from northeast British Columbia to the Chicago area, and the continuing expiration of transportation contracts have resulted in significant reductions in firm contracted capacity on the Alberta System.

As of December 2002, the WCSB had estimated remaining discovered natural gas reserves of 57 trillion cubic feet and a reserves-to-production ratio of approximately nine years at current levels of production. Additional reserves are continually being discovered to maintain the reserves-to-production ratio at close to nine years. Natural gas prices in the future are expected to be higher than long-term historical averages due to a tighter supply/demand balance which should stimulate exploration and production in the WCSB. However, the WCSB supply is expected to remain essentially flat.

The increased competitive environment has resulted in contract non-renewals for the company. Over the past five years, the Alberta System has seen receipt contract non-renewals of 4.0 Bcf/d, or approximately 30 per cent of its 1998/99 firm contracted receipt capacity. The decrease in flow volumes due to the reduction in firm contracts has put upward pressure on tolls on a per unit volume basis. However, toll increases due to contract non-renewals have been mitigated by volumes flowed under interruptible contracts, along with decreases in the total revenue requirement.

FINANCIAL RISK

The company remains concerned about the long-term implications of a financial return that discourages additional investment in existing Canadian natural gas transmission systems. NGTL has applied to the EUB for a return of 11 per cent on 40 per cent deemed common equity, in its application in the GCOC Proceeding. The outcome of the GCOC Proceeding could have a significant impact on the financial returns for, and future investment in, NGTL's Alberta System.

The company is cognizant of the views and shares the concerns of credit rating agencies regarding the Canadian regulatory environment. Credit ratings and liquidity have risen to the forefront of investor attention. In light of the developments in the Canadian regulatory environment, there exists a view that current Canadian regulatory policy is eroding the credit worthiness of utilities and, over the long term, could make it increasingly difficult for utilities to access capital on reasonable terms.

SAFETY

NGTL has worked closely with regulators, customers and communities during 2003 to ensure the continued safety of employees and the public. In 2003, two line-breaks occurred in a remote area of Alberta resulting in a short-term reduction in natural gas shipments. Neither incident resulted in injuries or damage to public property. Under the current regulatory models, expenditures on pipeline integrity expenditures have no negative impact on earnings. The company expects to spend approximately $25 million in 2004 on pipeline integrity compared to $16 million in 2003. NGTL continues to use a rigorous risk management system that focuses spending on issues and areas that have the largest impact on maintaining or improving the reliability and safety of the pipeline system.

ENVIRONMENT

In 2003, NGTL continued to conduct activities to increase environmental protection through proactive sampling, remediation and monitoring programs. This program of actively assessing and addressing environmental issues will continue into the future. In addition, the decommissioning of four Alberta System compressor station sites was undertaken in 2003, effectively remediating each site.

LIQUIDITY AND CAPITAL RESOURCES

FUNDS GENERATED FROM OPERATIONS

Funds generated from operations were $467 million for 2003, compared to $527 million for 2002 and $496 million for 2001. NGTL's ability to generate adequate amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth, remain strong at December 31, 2003.

INVESTING ACTIVITIES

Net capital expenditures totalled $78 million in 2003, compared to $170 million in 2002 and $128 million in 2001. Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

FINANCING ACTIVITIES

In 2003, all required financing was provided by TCPL. NGTL anticipates that future financing requirements will be obtained from TCPL or from third parties.


CONTRACTUAL OBLIGATIONS

OBLIGATIONS AND COMMITMENTS

Total long-term debt including debt with TCPL at December 31, 2003 was $2.625 billion compared to $2.921 billion at December 31, 2002. At December 31, 2003, principal repayments resulting from maturities and sinking fund obligations related to long-term debt are as follows:

PRINCIPAL REPAYMENTS

Year Ended December 31 (millions of dollars)    2004        2005      2006       2007      2008      2009+
                                              ---------  --------- ---------  --------- ---------  ---------
Long-term debt                                   184         124        76        111       167      1,963

At December 31, 2003, the company's future purchase obligations are approximately as follows.

PURCHASE OBLIGATIONS

Year Ended December 31 (millions of dollars)    2004        2005      2006       2007      2008      2009+
                                              ---------  --------- ---------  --------- ---------  ---------
Transportation by others(1)                         75          75        63          -         -          -

(1) Rates are based on known 2004 levels. Beyond 2004, demand rates are subject to change. The contract obligations in this table are based on demand volumes only and exclude commodity charges incurred when volumes flow.

GUARANTEES

NGTL had no outstanding guarantees related to the long-term debt of unrelated third parties at December 31, 2003.

CONTINGENCIES

The company and its subsidiary are subject to various legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company's consolidated financial position or results of operations.

RELATED PARTY TRANSACTIONS

All transactions with related parties occurred in the normal course of operations under normal commercial terms.

TCPL

During 2003, NGTL made interest payments to TCPL in the amount of $47 million.

FOOTHILLS PIPE LINES (ALTA.) LTD.

TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd. During 2003, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $70 million for gas transportation services (2002 - $75 million; 2001 - $83 million).

FINANCIAL AND OTHER INSTRUMENTS

The company issues short-term and long-term debt including amounts in foreign currencies. These activities result in exposures to interest rates and foreign currency exchange rates. The company utilizes derivative and other financial instruments to manage its exposure to the risks that result from these activities. A derivative must be designated and effective to be accounted for as a hedge. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. The recognition of gains and losses on derivatives used as hedges for the Alberta System exposures are determined through the regulatory process.

The carrying amounts of cross-currency swaps represent the net unrealized gains or losses on those swaps. The carrying amounts for interest rate swaps represent the net accrued interest from the last payment date to the reporting date. The carrying amounts shown in the table below are recorded in the Consolidated Balance Sheet.

The fair values of foreign exchange and interest rate derivatives have been estimated using year-end market rates. These fair values approximate the amount that the company would receive or pay if the instruments were closed out at these dates.

Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the company and its counterparties and are not a measure of the company's exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. The table below provides information on derivatives held but not on the corresponding position that has been hedged.

ASSET/(LIABILITY) AT DECEMBER 31                             2003                          2002
(MILLIONS OF DOLLARS)
---------------------------------------------    ---------------------------    -------------------------
                                                   CARRYING          FAIR         Carrying        Fair
                                                    AMOUNT           VALUE         Amount         Value
                                                 ------------     ----------    ------------    ---------
FOREIGN EXCHANGE RISK
  Cross-currency swaps                                   (1)            (1)             46           46

INTEREST RATE RISK AND INTEREST IMPACT OF
CROSS-CURRENCY AND INTEREST RATE SWAPS
       Canadian dollars                                  --              3              --           16
       U.S. dollars                                      --             --              (1)          (8)

At December 31, 2003, the notional principal amounts of the cross-currency and interest rate swaps were US$162 million (2002 - US$237 million).

RISK MANAGEMENT

All elements of the company's financial risks are managed on its behalf by TCPL. NGTL and its subsidiary, Ventures LP, are exposed to market, financial and counterparty risks in the normal course of their business activities. The risk management function assists in managing these various business activities and the risks associated with these activities. A strong commitment to a risk management culture by management supports this function. TCPL's primary risk management objective is to protect earnings and cash flow and ultimately, shareholder value.

The processes within TCPL's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TCPL's risktaking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by TCPL's Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TCPL manages market risk exposures in accordance with its corporate market risk policy and position limits. NGTL's primary market risks result from volatility in interest rates and foreign currency exchange rates.

FINANCIAL RISK MANAGEMENT

NGTL monitors the financial market risk exposures relating to its long-term debt portfolios and foreign currency exposure on transactions. The market risk exposures created by these business activities are managed by establishing offsetting positions or through the use of derivative financial instruments.

COUNTERPARTY RISK MANAGEMENT

Counterparty risk is the financial loss that the company would experience if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the company. Counterparty risk is mitigated by conducting financial and other assessments to establish a counterparty's creditworthiness, setting exposure limits and monitoring exposures against these limits, and, where warranted, obtaining financial assurances.

The company's counterparty risk management practices and positions are further described under Credit Risk in Note 7 to the Consolidated Financial Statements.

RISKS AND RISK MANAGEMENT RELATED TO THE KYOTO PROTOCOL

The Canadian government continues to develop climate change policy that will help it meet its commitment under the Kyoto Protocol. While broad policy mechanisms such as the Domestic Emissions Trading Program for Large Final Emitters have been identified, program details are still undefined. Once these details are finalized, NGTL will be better able to assess the implications on the company.

Over the past several years, NGTL's focus has been, and continues to be, on developing practical options for reducing greenhouse gas (GHG) emissions from the company's facilities. This is being achieved through technical and operational improvements, driven in large part by increased fuel and system efficiencies and the elimination of methane emissions. NGTL's current position is that operating initiatives that reduce GHG at the source are more appropriate than other mechanisms.

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROLS

Pursuant to the Sarbanes-Oxley Act as adopted by the U.S. Securities and Exchange Commission, NGTL's management evaluates the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered herein, NGTL's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that NGTL's disclosure controls are effective in ensuring that material information relating to NGTL is made known to management on a timely basis, and is included herein.

To the best of these officers' knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this report.

CRITICAL ACCOUNTING POLICY

The company accounts for the impacts of rate regulation in accordance with generally accepted accounting principles (GAAP) as outlined in Note 1 to the Consolidated Financial Statements. Three criteria must be met to use these accounting principles: the rates for regulated services or activities must be subject to approval by a regulator; the regulated rates must be designed to recover the cost of providing the services or products; and it must be reasonable to assume that rates set at levels to recover the cost can be charged to and will be collected from customers in view of the demand for services or products and the level of direct and indirect competition. The company's management believes that all three of these criteria have been met. The most significant impact from the use of these accounting principles is that in order to achieve a proper matching of revenues and expenses, the timing of recognition of certain expenses and revenues may differ from that otherwise expected under GAAP. The two most significant examples of this relate to the recording of income taxes on the taxes payable basis and the deferral of foreign exchange losses as outlined in the Consolidated Financial Statements' Note 8 and Note 3, respectively.

CRITICAL ACCOUNTING ESTIMATE

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgement. NGTL's most significant critical accounting estimate is depreciation expense. NGTL's plant, property and equipment are depreciated on a straight-line basis over their estimated useful lives. Depreciation expense for the year ending December 31, 2003 was $296 million. However, depreciation rates for the Alberta System are approved by the EUB and depreciation expense is recoverable as part of the cost of providing the services or products. A change in the estimation of the useful lives of the Alberta System's plant, property and equipment would therefore have no material impact on NGTL's net income but would directly impact the funds generated from operations.

ACCOUNTING CHANGES

HEDGING RELATIONSHIPS

In November 2001, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) issued an Accounting Guideline "Hedging Relationships," that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The AcSB amended this guideline in June 2003 to clarify some aspects and to add an appendix of implementation guidance. The rules under this guideline are substantially similar to the corresponding requirements under Statement of Financial Accounting Standards (SFAS) No. 133 which was adopted by the company for U.S. GAAP purposes, effective January 1, 2001. This accounting guideline will be effective for the company as of January 1, 2004 on a prospective basis. NGTL does not expect the new Canadian requirement to have a significant impact on the company's Consolidated Financial Statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

In November 2002, the CICA issued a new Handbook Section "Disposal of Long-Lived Assets and Discontinued Operations". This section establishes new standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. This section was effective for the company on a prospective basis after May 1, 2003 and did not result in restatement of income for prior periods.

IMPAIRMENT ON LONG-LIVED ASSETS

In November 2002, the CICA issued a new Handbook Section "Impairment on Long-Lived Assets." This section establishes new standards for the recognition, measurement and disclosure of the impairment of long-lived assets and establishes new write-down provisions. This section will be effective for the company as of January 1, 2004 and is not expected to have a significant impact on the company's Consolidated Financial Statements.

ASSET RETIREMENT OBLIGATIONS

In January 2003, the CICA issued a new Handbook Section "Asset Retirement Obligations". The new section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This standard is substantially similar to the corresponding requirements under SFAS No. 143 which was adopted by the company for U.S. GAAP purposes, effective January 1, 2003. This section will be effective for the company as of January 1, 2004 and is not expected to have a significant impact on the company's Consolidated Financial Statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the AcSB of the CICA issued a new Accounting Guideline "Consolidation of Variable Interest Entities" which requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. For NGTL, the guideline's disclosure requirements are effective as of January 1, 2004 and the consolidation requirements are effective as of January 1, 2005. Adopting the provisions of this guideline is not expected to impact the company's Consolidated Financial Statements.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued a new Handbook Section "Generally Accepted Accounting Principles" which establishes standards for financial reporting in accordance with GAAP. It defines primary sources of GAAP and requires that an entity apply every relevant primary source. This section will be effective for the company as of January 1, 2004 and will require the recognition of additional regulated assets and liabilities but is not expected to have a significant impact on the company's net income.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In July 2003, the CICA issued a new Handbook Section "General Standards of Financial Statement Presentation" which clarifies what constitutes "fair presentation in accordance with GAAP". This section will be effective for the company as of January 1, 2004 and is not expected to have an impact on the company's Consolidated Financial Statements.

OTHER INFORMATION

Additional information relating to NGTL, including the company's Annual Information Form, is posted on SEDAR at WWW.SEDAR.COM under NOVA Gas Transmission Ltd.

SELECTED ANNUALCONSOLIDATED FINANCIAL DATA(1)

The following sets forth selected annual financial information for the years ended December 31, 2003, 2002, and 2001 in millions of dollars except for per share amounts.

ANNUAL FINANCIAL INFORMATION                                             2003             2002            2001
---------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Revenues                                                                1,315            1,358           1,345
Net income(2)                                                             193              220             202
Total assets                                                            4,992            5,189           5,257
Total long-term financial liabilities                                   2,441            2,625           2,921

SHARE STATISTICS
Net income per share - Basic and Diluted                               $1,930           $2,200          $2,020
Cash dividends declared per share                                        $750             $790          $2,020

(1) The selected annual consolidated financial data has been prepared in accordance with Canadian GAAP.

(2) There were no discontinued operations or extraordinary items during these periods.

               SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA(1)

The following sets forth selected quarterly financial data for the four quarters of 2003 and 2002 in millions of dollars except for per share amounts.

THREE MONTHS ENDED (UNAUDITED)                  March 31    June 30    September 30    December 31
---------------------------------------------------------------------------------------------------
2003
OPERATING RESULTS
Revenues                                             328        330             328           329
Net income(1)                                         44         48              50            51

SHARE STATISTICS
Net income per share - Basic and Diluted            $440       $480            $500          $510

2002
OPERATING RESULTS
Revenues                                             334        341             342           341
Net income(2)                                         51         54              56            59

(i) Share Statistics
Net income per share - Basic and Diluted            $510       $540            $560          $590

(1) The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation.

(2) There were no discontinued operations or extraordinary items during these periods.

DIVIDENDS

TCPL as the sole shareholder on NGTL receives all the dividends declared on the 100,004 New Common Shares. In 2003, 2002 and 2001 TCPL received dividends of $75 million, $79 million and $202 million, respectively.

REVENUE BY SEGMENT AND GEOGRAPHIC LOCATION

For the year ended December 31, 2003, 100 per cent of NGTL's revenue came from providing natural gas transmission and related services with all revenues being obtained by providing these services in the Province of Alberta, Canada.

FORWARD-LOOKING INFORMATION

Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                             DIRECTORS AND OFFICERS

The following table and associated notes set forth, in alphabetical order, the names of each director and officer of NOVA Gas Transmission at March 29, 2004, their municipalities of residence, their respective principal occupations within the past five years and, where applicable, the period during which each director has served as director of NOVA Gas Transmission and when each director's term of office expires.

                                           PERIOD DURING WHICH A            PRESENT PRINCIPAL OCCUPATION
                                            DIRECTOR OF NOVA GAS         (INCLUDING ALL POSITIONS CURRENTLY
NAME AND MUNICIPALITY OF RESIDENCE            TRANSMISSION(1)            HELD WITH NOVA GAS TRANSMISSION)(2)
----------------------------------         ---------------------         -----------------------------------
DIRECTORS(2):
-------------

BELLSTEDT, Albrecht W. A.                  Since March 31, 1999          Executive Vice-President, Law and
Calgary, Alberta                                                         General Counsel, TransCanada and
                                                                         Executive Vice-President, NOVA Gas
                                                                         Transmission

GIRLING, Russell K.                        Since August 1, 1999          Executive Vice-President, Corporate
Calgary, Alberta                                                         Development and Chief Financial
                                                                         Officer, TransCanada and Executive
                                                                         Vice-President and Chief Financial
                                                                         Officer, NOVA Gas Transmission

TURNER, Ronald J.                          Since October 22, 1999        Executive Vice-President, Gas
Calgary, Alberta                                                         Transmission, TransCanada and
                                                                         President, NOVA Gas Transmission

OFFICERS:
---------

BELLSTEDT, Albrecht W. A.                                                Executive Vice-President, Law and
Calgary, Alberta                                                         General Counsel, TransCanada and
                                                                         Executive Vice-President, NOVA Gas
                                                                         Transmission

COOK, Ronald L.                                                          Vice-President, Taxation,
                                                                         TransCanada and Vice-President,
                                                                         Taxation, NOVA Gas Transmission

FELDMAN, Max                                                             Vice-President, Gas Transmission,
Calgary, Alberta                                                         West, Gas Transmission Division,
                                                                         TransCanada and Vice-President, Gas
                                                                         Transmission, West, NOVA Gas
                                                                         Transmission




OFFICERS:
---------

GIRLING, Russell K.                                                      Executive Vice-President, Corporate
Calgary, Alberta                                                         Development and Chief Financial
                                                                         Officer, TransCanada and Executive
                                                                         Vice-President and Chief Financial
                                                                         Officer, NOVA Gas Transmission

GRANT, Rhondda E.S.                                                      Vice-President and Corporate
Calgary, Alberta                                                         Secretary, TransCanada and
                                                                         Vice-President and Corporate
                                                                         Secretary, NOVA Gas Transmission

LAMB, Garry E.                                                           Vice-President, Risk Management,
Calgary, Alberta                                                         TransCanada and Vice-President,
                                                                         Risk Management, NOVA Gas
                                                                         Transmission.

KVISLE, Harold N.                                                        President and Chief Executive
Calgary, Alberta                                                         Officer, TransCanada and Chief
                                                                         Executive Officer, NOVA Gas
                                                                         Transmission

TURNER, Ronald J.                                                        Executive Vice President, Gas
Calgary, Alberta                                                         Transmission, TransCanada and
                                                                         President, NOVA Gas Transmission

WISHART, Donald M.                                                       Executive Vice-President,
Calgary, Alberta                                                         Operations and Engineering,
                                                                         TransCanada and Executive
                                                                         Vice-President, Operations and
                                                                         Engineering, NOVA Gas Transmission

-----------
NOTES:

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

A.W.A. Bellstedt      Prior to June 2000, Senior Vice-President, Law and
                      General Counsel, TransCanada. Prior to April 2000, Senior
                      Vice-President, Law and Administration, TransCanada.
                      Prior to August 1999, Senior Vice-President, Law and
                      Chief Compliance Officer, TransCanada. Prior to February
                      1999, Partner of Fraser Milner, a law firm.

R.L. Cook             Prior to April 2002, Director of Taxation, TransCanada.

M. Feldman            Prior to April 2003, Senior Vice-President, Customer
                      Sales and Services, Operations and Engineering Division,
                      TransCanada. Prior to June 2000, Senior Vice-President,
                      Customer, Sales and Service, Transmission Division,
                      TransCanada. Prior to September 1999, Vice-President,
                      Customer Service, TransCanada Energy Transmission Ltd.

R.K. Girling          Prior to March 2003, Executive Vice-President and Chief
                      Financial Officer, TransCanada. Prior to June 2000,
                      Senior Vice-President and Chief Financial Officer,
                      TransCanada. Prior to September 1999, Vice-President,
                      Finance, TransCanada. Prior to January 1999, Executive
                      Vice-President, Power, TransCanada Energy Ltd.

R.E.S. Grant          Prior to September 1999, Corporate Secretary and
                      Associate General Counsel, Corporate, TransCanada.

H.N. Kvisle           Prior to May 2001, Executive Vice-President, Trading and
                      Business Development, TransCanada. Prior to June 2000,
                      Senior Vice-President, Trading and Business Development,
                      TransCanada. Prior to April 2000, Senior Vice-President and President, Energy Operations, TransCanada. Prior to
                      September 1999, President, Fletcher Challenge Energy
                      Canada (oil and gas).

G.E. Lamb             Prior to October 2001, Vice-President Audit and Risk
                      Management. Prior to June 2000, Vice-President, Risk
                      Management. Prior to February 2000, Vice-President, Risk
                      Identification and Quantification. Prior to September,
                      1999, General Manager, Counterparty Risk.

R.J. Turner           Prior to March 2003, Executive Vice-President, Operations
                      and Engineering, TransCanada. Prior to December 2000,
                      Senior Vice-President, International and President,
                      TransCanada International. Prior to September 1999,
                      Senior Vice-President and President, Transmission West,
                      TransCanada.

D.M. Wishart          Prior to March 2003, Senior Vice-President, Field
                      Operations, Operations and Engineering Division,
                      TransCanada. Prior to June 2000, Senior Vice-President,
                      Operations, Transmission Division, TransCanada. Prior to
                      September 1999, Senior Vice-President, Project
                      Development, TransCanada International Ltd.

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

                             ADDITIONAL INFORMATION

     (i) TransCanada will provide to any person or company upon request to the Corporate Secretary of NOVA Gas Transmission:

          (a) when the securities of NOVA Gas Transmission are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

               (I) one copy of NOVA Gas Transmission's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

               (II) one copy of the comparative consolidated financial statements of NOVA Gas Transmission for NOVA Gas Transmission's most recently completed financial year in respect of which such financial statements have been filed, together with the report of the auditor thereon, Management's Discussion and Analysis, and one copy of any interim financial statements of TransCanada which have been filed subsequent to the last filed annual financial statements;

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

          (c) additionally, information on executive compensation is contained in NOVA Gas Transmission's Annual Filing of Reporting Issuer and additional financial information is contained in the Corporation's Consolidated Financial Statements for the period ended December 31, 2003.

The address for requests relating to the above paragraphs is:

NOVA Gas Transmission Ltd.
c/o TransCanada PipeLines Limited
450 1st Street SW
Calgary, Alberta
T2P 5H1

Attention:  Corporate Secretary