Form 40-F
period 2004-12-31
NOVA GAS TRANSMISSION LTD
filed 2005-03-21
CIK 831909

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT of 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2004                Commission File Number 1-9912

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
7 7/8% Debentures due April 1, 2023	New York Stock Exchange

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

At December 31, 2004, 100,004 New Common Shares and 100,002 New Senior Preferred Shares
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

        Yes ☒            No ☐

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS

A.    Audited Annual Financial Statements

        The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto are attached. (see pages 14 through 28).

B.    Management's Discussion & Analysis

        For management's discussion and analysis, see the Management's Discussion & Analysis on pages 1 through 12 included herein.

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

CODE OF ETHICS

        The Registrant is a wholly owned subsidiary of TransCanada PipeLines Limited ("TCPL"). The Registrant's employees, officers and directors as employees of TCPL, are subject to TCPL's code of ethics for employees and officers. The code is available at www.transcanada.com. There has been no waiver of the code granted during the 2004 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate fees for professional services rendered by KPMG LLP for NOVA Gas Transmission Ltd. and its subsidiaries for the 2004 and 2003 fiscal years are shown in the table below:

	Fees in Millions of Dollars
	2004	2003
Audit Fees	$0.29	$0.25
Audit-Related Fees	—	—
Tax Fees	—	0.03
All Other Fees	—	—
Total	$0.29	$0.28

        The nature of each category of fees is described below.

Audit Fees

        Audit fees were incurred for professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

        Tax fees were incurred for sales tax compliance and advice.

Pre-Approval Policies and Procedures

        The Registrant is a wholly owned subsidiary of TCPL. The Registrant under applicable corporate law is not required to have an Audit Committee. The Registrant's accounting fees are reviewed by TCPL's Audit Committee. TCPL's Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services which includes the Registrant. Under the policy, the TCPL Audit Committee has granted pre-approval for specified non-audit services of $25,000 CDN or less that are within the annual pre-approved limit for non-audit services. For engagements of $25,000 CDN or less which are not within the annual pre-approved limit, and for engagements between $25,000 CDN and $100,000 CDN, approval of the TCPL Audit Committee chair is required and the TCPL Audit Committee is to be informed of the engagement at its next scheduled meeting. For all engagements of $100,000 or more, pre-approval of the TCPL Audit Committee is required. In all cases, regardless of dollar amount involved, where there is a potential for conflict of interest for the independent auditor to arise on an engagement, the TCPL Audit Committee chair must pre-approve the assignment.

        To date, no approvals have been granted for non-audit services on the basis of the de-minimis exemptions. All non-audit services are pre-approved by the TCPL Audit Committee in accordance with the pre-approval policy referenced herein.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements, as defined in this Form.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Contractual Obligations
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt Obligations	2,405	124	187	176	1,918
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	357	83	94	27	153
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—

Total	2,762	207	281	203	2,071

        For further information on purchase obligations see "Management's Discussion and Analysis — Contractual Obligations — Purchase Obligations", which is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

        Under applicable corporate law, the Registrant is not required to have an audit committee. The Registrant is a wholly owned subsidiary of TCPL. TCPL's Audit Committee, to the extent it deems it necessary or appropriate, reviews the annual and quarterly financial statements and annual disclosure documents of the Registrant.

FORWARD-LOOKING INFORMATION

        This document, documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities include forward-looking statements. All forward looking statements are based on NGTL's current beliefs as well as assumptions based on information available at the time the assumption was made. Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause NGTL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date hereof or otherwise, and NGTL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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

Date: March 18, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

13.1
NOVA Gas Transmission Ltd. Annual Information Form for the year ended December 31, 2004.

13.2
Management's Discussion and Analysis included herein on pages 1 through 12.

13.3
2004 Consolidated Audited Annual Financial Statements included herein on pages 14 through 28.

99.1
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference.

EXHIBITS

23.1
Consent of KPMG LLP Chartered Accountants, dated February 28, 2005.

31.1
Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2
Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1
Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2
Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

NOVA GAS TRANSMISSION LTD.

ANNUAL INFORMATION FORM

March 12, 2005

ii

PRESENTATION OF INFORMATION

        Unless otherwise noted, the information contained in this Annual Information Form ("AIF") is given at or for the year ended, December 31, 2004 ("Year End"). Amounts are expressed in Canadian dollars unless otherwise indicated. Financial information is presented in accordance with Canadian generally accepted accounting principles.

        This AIF provides material information about the business and operations of NOVA Gas Transmission Ltd., ("NGTL" or the "Company"). NGTL's Management's Discussion and Analysis dated March 1, 2005 ("MD&A") and Audited Consolidated Financial Statements (the "Financial Statements") for the year ended December 31, 2004 are hereby incorporated by reference into this AIF and are available under the NGTL profile on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

        This AIF, the documents incorporated by reference into this AIF, and other reports and filings made with the securities regulatory authorities include forward-looking statements. All forward looking statements are based on NGTL's beliefs and assumptions based on information available at the time the assumption was made. Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Much of this information also appears in the MD&A. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed in this AIF, which could cause NGTL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this AIF or otherwise, and NGTL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

REFERENCE INFORMATION

        For the reference information noted below, please refer to Schedule "A".

  •
  Exchange Rate of the Canadian Dollar

  •
  Metric Conversion Table

iii

NOVA GAS TRANSMISSION LTD.

Corporate Structure

        NGTL's head office and registered office are located at 450-1st SW in Calgary, Alberta.

        NGTL is a wholly-owned subsidiary of TransCanada PipeLines Limited ("TCPL") which in turn, is a wholly owned subsidiary of TransCanada Corporation ("TransCanada"). NGTL was incorporated in 1954 by Special Act of the Legislative Assembly of the Province of Alberta (the "Incorporating Act"), which was amended from time to time and then repealed in two stages in 1994 and early 1995.

        On September 1, 1987, NGTL was continued under the Business Corporations Act (Alberta) ("ABCA") pursuant to an amendment to the Incorporating Act with the result that both the Incorporating Act (as amended to reflect the continuance) and the ABCA applied to the Company until the eventual repeal of the Incorporating Act. NGTL's Articles of Incorporation have been amended ten times over the years. The most significant change was effected in 1998 and was undertaken to facilitate a plan of arrangement under which and effective July 2, 1998, TCPL entered into a business combination with NOVA Corporation, the then parent of NGTL. Under the terms of the plan of arrangement (the "Arrangement"), the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company. As a result of the Arrangement, NGTL became an indirect wholly owned subsidiary of TCPL. Effective August 30, 1999, NGTL became a direct wholly owned subsidiary of TCPL.

        NGTL may not be continued outside of Alberta or into any other jurisdiction. NGTL may not, without the approval of the Alberta Energy and Utilities Board ("EUB"), sell, lease, mortgage or otherwise dispose of or encumber any of its property, franchise, privileges or rights unless it is in the ordinary course of business. Additionally, unless authorized by the EUB, the Company may not sell or permit the transfer of any common shares to a corporation, however incorporated, if the sale or transfer would result in the vesting in that corporation of more than fifty per cent of the outstanding capital stock of NGTL. Under the Gas Utilities Act (Alberta) (GUA), the Company may not issue any shares or evidences of indebtedness payable in more than one year, without an order of the EUB. The EUB has granted an order dated June 17, 1996, which has been amended November 5, 1998 and June 7, 1999, which permits NGTL to issue its common shares to TCPL for cash, issue debt securities, and enter into credit facilities, provided that in each instance, such activities are for the purposes of funding capital expenditures for NGTL's Alberta System, financing working capital or other general corporate purposes, or managing the equity component of NGTL's capital structure in accordance with direction from the EUB. This order remains in effect until revoked by the EUB.

        NGTL does not directly employ any employees or contractors. NGTL's principal operating entity is TCPL. Information about the number of employees of TCPL can be found under the heading "Determining Individual Executive Compensation — Market Competitiveness" below.

GENERAL DEVELOPMENT OF THE BUSINESS

        NGTL owns and operates an Alberta-based regulated pipeline business for the transportation of natural gas ("Alberta System") which is a stable and mature pipeline system. Over the past three financial years, the general developments of NGTL's business have related to the extension, development and construction of lateral pipelines, receipt points and meter stations to better serve its customers. On October 1, 2004, NGTL acquired the 380 kilometre Simmons pipeline system ("Simmons Pipeline System") for approximately $22 million. The Simmons Pipeline System delivers natural gas to the oil sands region near Fort McMurray, Alberta from several connecting receipt points on the Alberta System.

THE BUSINESS OF NGTL

Gas Transmission

        The Alberta System is a natural gas collection system that has been in operation since 1954. It is a stable and mature pipeline system whose development is based on extension and development of laterals, receipt points and meter stations. This growth is dependent on exploitation of natural gas reserves by producers.

        Canadian natural gas transmission services are provided under gas transportation tariffs that provide for cost recovery including return of and return on capital as approved by the applicable regulatory authorities. In some cases, such tariffs are determined under agreements with customers and other interested parties, subject to regulatory approval. The net income of the gas transmission business is generated based on such tariffs. Under the current regulatory model, net income is not affected by fluctuations in the commodity price of natural gas, but such fluctuations influence both production levels and the natural gas basins from which North American natural gas consumers elect to purchase natural gas supplies.

        The volume of natural gas shipments on the Alberta System depends on the volume of natural gas produced and sold both in and outside of Alberta, and on the cost and availability of other pipeline capacity. The natural gas transported by NGTL on its pipelines comes from the Western Canada Sedimentary Basin ("WCSB"). The WCSB's estimated remaining established reserves of natural gas are approximately 55 trillion cubic feet ("Tcf") with a remaining reserve-to-production ratio of approximately nine years at current levels of production. At present, incremental reserves are continually being discovered and generally maintain the reserve-to-production ratio at close to nine years. Production of natural gas from the WCSB has not increased since 2001. With the expansion of capacity on TCPL's wholly and partially owned pipelines over the past decade and the competition provided by other pipelines, combined with significant growth in natural gas demand in Alberta, TCPL anticipates there will be excess pipeline capacity out of the WCSB for the foreseeable future.

        Further information regarding gas transmission can be found in the MD&A under the heading "Business Risks — Competition" and under the heading "Competition in Gas Transmission" below.

Pipeline Operations

        The Alberta System is an Alberta-wide natural gas transmission system that collects and transports natural gas for use in Alberta and for delivery to connecting pipelines, such as the Canadian Mainline, the Foothills System and the BC System, as well as to other unaffiliated pipelines, at various points on the Alberta border for delivery to eastern Canada, British Columbia and the United States. The Alberta System includes 23,186 kilometres of mainlines and laterals.

        Capital expenditures, which are dependent in part upon requests for increased transportation service by customers, were $87 million in 2004 on the Alberta System. NGTL anticipates approximately $97 million of capital spending on the Alberta System in 2005. These capital expenditures will be primarily related to capacity expansion.

        TransCanada Pipeline Ventures Limited Partnership ("Ventures LP"), which is wholly owned by NGTL, owns a 121 kilometre pipeline and related facilities, which supplies natural gas to the oil sands region of northern Alberta, and a 27 kilometre pipeline which supplies natural gas to a petrochemical complex at Joffre, Alberta.

        The following table sets forth the annual volumes delivered by the Alberta System for the years ended December 31, 2004 and 2003.

	2004		2003
Deliveries to Market Areas	Volume(1)	Per Cent	Volume(2)	Per Cent
	(Bcf)		(Bcf)
Alberta	589	15	539	14
Eastern Canada and Eastern United States	1,418	36	1,552	40
Western United States	737	19	665	17
Midwestern United States	1,155	30	1,117	29
British Columbia	10	—	10	—

Total	3,909	100	3,883	100

Notes:

(1)
Of the total volumes transported in 2004, 1.80 Tcf of natural gas was delivered to the Canadian Mainline, 743 Bcf of natural gas was delivered to the BC System and 768 Bcf of natural gas was delivered to the Saskatchewan portion of the Foothills System.

(2)
Of the total volumes transported in 2003, 1.89 Tcf of natural gas was delivered to the Canadian Mainline, 673 Bcf of natural gas was delivered to the BC System and 777 Bcf of natural gas was delivered to the Saskatchewan portion of the Foothills System.

Alberta System Contracted Firm Transportation Services

        As of Year End, the Alberta System was providing transportation for 282 shippers pursuant to approximately 18,300 firm service transportation contracts.

        As of Year End, the weighted average remaining term of firm transportation contracts was approximately 2.9 years, compared to a weighted average remaining term of 2.4 years as of December 31, 2003. Currently, these contracts are renewable by the customer providing notice to NGTL at least twelve months prior to the expiry of the current contract term.

Regulation of the Alberta System

        The construction and operation of the Alberta System is regulated by the Alberta Energy and Utilities Board ("EUB") primarily under the provisions of the GUA and the Pipeline Act (Alberta). NGTL also requires the EUB's approval for rates, tolls and charges, and the terms and conditions under which it provides its services. Under the provisions of the Pipeline Act, the EUB oversees various matters, including the economic, orderly and efficient development of the pipeline, the operation and abandonment of the pipeline, and certain related pollution and environmental conservation issues. In addition to requirements under the Pipeline Act, the construction and operation of natural gas pipelines in Alberta are subject to certain provisions of, and require certain approvals under, other provincial legislation such as the Environmental Protection and Enhancement Act (Alberta).

        Alberta System tolls are designed to generate sufficient revenues for NGTL to recover operating expenses, depreciation, taxes and financing costs of the Alberta System, including interest on debt and payments on securities attributable to the Alberta System, together with a return on deemed common equity.

        In 2004, NGTL received two significant regulatory decisions from the EUB in respect of the Alberta System which were disappointing.

        In July 2004, the EUB released its decision in the generic cost of capital ("GCOC") proceeding. All Alberta provincially regulated utilities, including the Alberta System, were mandated an ROE of 9.60 per cent for 2004. This generic ROE will be adjusted annually by 75 per cent of the change in long-term Government of Canada bonds from the previous year, consistent with the approach used by the NEB. The EUB also established a deemed common equity of 35 per cent for the Alberta System. This result was less than the applied for ROE of 11 per cent on deemed common equity of 40 per cent, which the company considered to be a fair return.

        In September 2003, NGTL filed Phase I of the 2004 General Rate Application ("GRA") with the EUB, consisting of evidence in support of the applied-for rate base and revenue requirement. In its August 2004 decision, the EUB approved NGTL's purchase of the Simmons Pipeline System and the recovery of costs associated with firm transportation service arrangements with the Foothills, Simmons and Ventures LP systems; however, the EUB decision disallowed certain operating costs, including incentive compensation costs.

        In September 2004, NGTL filed with the Alberta Court of Appeal for leave to appeal the EUB's decision on Phase I of the 2004 GRA with respect to the disallowance of applied-for incentive compensation costs. NGTL believes the EUB made errors of law in deciding to deny the inclusion of these compensation-related costs in the revenue requirement which it considers necessary and prudent for the safe, reliable and efficient operation of the Alberta System. At NGTL's request, the Court of Appeal adjourned the appeal for an indefinite period of time to allow the Company to consider the merits of a review and variance application to the EUB in respect of 2004 costs, and work toward a negotiated settlement of future years' tolls with its customers which would replace or amend NGTL's 2005 GRA. In September 2004, the EUB gave approval for the Company to enter into negotiations for a settlement that would not exceed three years.

        In December 2004, the EUB approved interim rates that were effective in 2004 as final rates and the EUB approved interim rates effective January 1, 2005, which will remain in place until final 2005 rates are determined. In addition, in February 2005, NGTL reached an agreement in principle with its Alberta System shippers in respect of a revenue requirement settlement for the period from January 1, 2005 until December 31, 2007. NGTL is proceeding with finalizing the terms of the settlement with the negotiating parties and anticipates executing the settlement agreement in March 2005. The Company expects to file the settlement agreement with the EUB for approval shortly thereafter.

        Further information about regulatory developments involving the Alberta System can be found in the MD&A under the heading "Regulatory Developments".

Tolling Methodology for the Alberta System

        The current tolling methodology and rate design for the Alberta System features differentiated pricing for each gas receipt point on the Alberta System. The receipt-point price is dependent on geographic location, the diameter of the pipe through which the customer's natural gas travels, and the term of the transportation contract.

Other Regulation

        In addition to requiring application to the EUB for orders fixing and approving its rates and terms of service, the GUA requires that gas utilities must apply to the EUB for orders authorizing, among other things, any issuance of any shares or debt securities. An order exempting NGTL from the application of these provisions of the GUA was granted on June 17, 1996, and further amended November 5, 1998 and June 7, 1999, to allow the issuance of shares to TCPL, and the issuance of inter-company indebtedness between TCPL and NGTL as it may relate to the Alberta System.

        The EUB, pursuant to the Gas Resources Preservation Act (Alberta), also regulates the production of natural gas and, with the approval of the Government of Alberta, its removal from Alberta. Furthermore, the National Energy Board regulates the removal of natural gas from Canada. While NGTL is not a natural gas producer, requests for service on the Alberta System could be affected by the ability of its customers to obtain production and removal permits.

        The GUA also restricts NGTL from being continued to another jurisdiction outside of the Province of Alberta.

Competition in Gas Transmission

        NGTL's pipelines are connected to and supplied by one of North America's largest natural gas basins, the WCSB. However, the WCSB is maturing and it will be a challenge for producers to increase production in this basin. Other pipeline systems connected to the WCSB, including some of TransCanada's interconnected pipelines, have expanded in the last few years. These expansions have provided shippers with additional flexibility and competitive choices when moving WCSB supplies to market. Increased competition has led to the non-renewal of some of the firm service contracts on the Alberta System. The WCSB gas supply is expected to remain essentially flat.

        The Alberta System is the primary transporter of natural gas within the province of Alberta and to provincial boundary points. However, there are a number of alternative pipelines which offer price advantages and which compete with the Alberta System. In anticipation of and in response to these developments, the Alberta System's current tolling methodology was designed to enhance NGTL's ability to provide competitive pricing and service flexibility and to provide NGTL with the ability to respond to potential future export bypass pipelines.

Research and Development

        In 2004, NGTL spent approximately $1.5 million on research and development activities primarily related to pipeline integrity management and other related pipeline activities.

HEALTH, SAFETY AND ENVIRONMENT

        NGTL is committed to providing a safe and healthy environment for its employees and the public, and to the protection of the environment. Health, safety and environment ("HS&E") is a priority in all of NGTL's operations. The HS&E Committee of the Board of Directors of TCPL monitors compliance by all of TCPL's wholly owned subsidiaries with the TransCanada HS&E corporate policy through regular reporting by TCPL's department of Community, Safety & Environment. TCPL's senior executives are also committed to ensuring the Company is in compliance with its policies and is an industry leader. Senior executives are regularly advised of all important operational issues and initiatives relating to HS&E by way of a formal reporting process. In addition, TCPL's performance in the HS&E area is assessed by an independent outside firm every three years or more often if the HS&E Committee requests it.

        TCPL has an HS&E management system modeled after elements of the International Organization for Standardization's standard for environmental management systems which is known as ISO 14001, to facilitate the focus of resources on the areas of greatest risk to the organization's business activities relating to HS&E. It highlights opportunities for improvement, enables TCPL to work towards defined HS&E expectations and objectives, and provides a competitive business advantage. HS&E's outside, independent assessments, management system assessments and planned inspections are used to assess both the effectiveness of implementation of HS&E programs, processes and procedures, and TCPL and its subsidiaries compliance with regulatory requirements.

        TCPL employs full-time staff dedicated to HS&E matters, and incorporates HS&E policies and principles into the planning, development, construction and operation of all its projects. Environmental protection requirements have not had a material impact on the capital expenditures of NGTL to date; however there can be no assurance that such requirements will not have a material impact on the Company's financial or operating results in future years. Such requirements can be dependent on a variety of factors including the regulatory environment in which NGTL operates.

Environment

        The most significant environmental issues facing NGTL relate to climate change. Climate change is a strategic issue for the Company, particularly in light of the Canadian government's ratification of the Kyoto Protocol which came into force in February 2005 and requires Canada to reduce its greenhouse gas emissions significantly. The Canadian government is currently developing the policies relating to how it intends to meet these reduction targets, and until it is completed, NGTL cannot predict the degree to which it will be affected. TCPL has had a comprehensive climate change strategy in place since 1999, which includes five key areas of activity:

  •
  Participation in policy forums;

  •
  Implementation of direct emissions reduction programs;

  •
  Assessment of new technology development;

  •
  Evaluation of emissions trading mechanisms; and

  •
  Assessment of business opportunities.

        Activities in each of these areas occurred in 2004 and will continue in 2005.

        TCPL received its fifth consecutive gold level reporting status for its 2003 Voluntary Challenge and Registry ("VCR") report. TCPL has submitted its VCR report for 2004 greenhouse gas emissions and is currently waiting for its 2004 VCR report to be reviewed. To achieve gold level status, VCR reports are rated in several categories. Only 12 per cent of the submissions to the registry have received gold level reporting recognition.

        For further information about the Kyoto Protocol refer to the MD&A under the heading "Risks and Risk Management Related to the Kyoto Protocol".

LEGAL PROCEEDINGS

        NGTL and it's subsidiary are subject to various legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations.

INTEREST OF EXPERTS

        NGTL's auditor is KPMG LLP and as of March 12, 2005, the partners of KPMG LLP do not hold any registered or beneficial ownership, directly or indirectly, in the securities of NGTL.

RISK FACTORS

        Information about risk factors involving the Alberta System can be found in the MD&A under the heading "Business Risks" and "Risk Management".

DIVIDENDS

        TCPL as the sole shareholder of NGTL receives all the dividends declared on the 100,004 New Common Shares. In 2004, 2003 and 2002 TCPL received dividends of $434 million, $75 million and $79 million, respectively.

DESCRIPTION OF CAPITAL STRUCTURE

        NGTL has authorized an unlimited number of New Common Shares, an unlimited number of New Senior Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares and an unlimited number of Senior Preferred Shares. As at March 12, 2005, there were issued and outstanding 100,004 New Common Shares and 100,002 New Senior Preferred Shares, all of which are owned by TCPL.

        The holders of the New Common Shares and the New Senior Preferred Shares are entitled to attend and vote at all meetings of shareholders. Holders of all other preferred shares in any class or series, if any, are not entitled to vote except in exceptional circumstances.

RATINGS

        The following table sets out the credit ratings of outstanding classes of securities of NGTL.

	DBRS	Moody's	S&P
Senior Unsecured Debt
Debentures	A	A2	A-
Medium-term Notes	A	A2	A-
Trend/Rating Outlook	Stable	Stable	Negative

        Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A description of the rating agencies' credit ratings listed in the table above is set out below.

Dominion Bond Rating Service (DBRS)

        The DBRS long-term debt rating scale is meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The A rating assigned to NGTL's senior unsecured debt is the third highest of ten categories for long-term debt. Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated entities.

Moody's Investor Services (Moody's)

        Moody's long-term ratings are opinions of the ability of an issuer to honor its long-term financial obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification, with 1 being the highest and 3 being the lowest. The A2 rating assigned to NGTL's senior unsecured debt is the third highest of nine rating categories for long-term obligations. Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Standard & Poor's (S&P)

        S&P's long-term ratings are opinions of the creditworthiness of an obligor based on relevant risk factors. Ratings may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to NGTL's senior unsecured debt is the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is somewhat susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.

MARKET FOR SECURITIES

        NGTL's 7.875% debentures due April 1, 2023, are listed on the New York Stock Exchange. These debentures are thinly traded and as such there is insufficient market data to provide the market value of these securities.

DIRECTORS AND OFFICERS

        As of March 12, 2005, the directors and executive officers of NGTL as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,574,763 common shares of TransCanada Corporation and such holdings constitute less than one per cent of TransCanada's common shares and less than one per cent of the voting securities of any of its subsidiaries or affiliates. TransCanada collects this information from its directors and officers but otherwise has no direct knowledge of individual holdings of its securities.

Directors

        The following table and associated notes set forth, in alphabetical order, the names of each director of NGTL at March 12, 2005, their municipalities of residence, their respective principal occupations within the past five years and, where applicable, the period during which each director has served as director of NGTL and when each director's term of office expires.

Name and Municipality of Residence	Period During Which a Director of NGTL(1)	Present Principal Occupation (including all positions currently held with NGTL)(3)
Albrecht W. A. Bellstedt(2) Calgary, Alberta Canada	Since March 31, 1999	Executive Vice-President, Law and General Counsel, TransCanada and TCPL and Executive Vice-President, NGTL
Russell K. Girling Calgary, Alberta Canada	Since August 1, 1999	Executive Vice-President, Corporate Development and Chief Financial Officer, TransCanada and TCPL and Executive Vice-President and Chief Financial Officer, NGTL
Ronald J. Turner Calgary, Alberta Canada	Since October 22, 1999	Executive Vice-President, Gas Transmission, TransCanada and TCPL and President, NGTL

Notes:

(1)
The directors of NGTL are elected annually for a term of one year.

(2)
Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 and arose because of late filed financial statements required to reflect certain re-statements. The cease trade order was rescinded in January 2004.

(3)
The five year employment history disclosure for NGTL's directors is referenced in the notes to officers below.

        None of NGTL's directors beneficially owns, directly or indirectly, or exercises control over, any voting securities of the Company.

Election of Directors

        NGTL's articles of incorporation allow for a minimum of three and a maximum of fifteen directors. The Directors of NGTL serve at the discretion of the Board of Directors of TCPL. All current directors are expected to remain in office for the coming year.

Officers

        All of the executive officers and corporate officers of NGTL reside in Calgary, Alberta, Canada. As of March 12, 2005, the officers of the Company, their principal occupations during the five preceding years, and their present positions within NGTL are as follows:

Name and Municipality of Residence(1)	Present Principal ccupation (including all positions currently held with NGTL)(2)(3)
Albrecht W. A. Bellstedt Calgary, Alberta	Executive Vice-President, Law and General Counsel, TCPL and Chairman of the Board, Executive Vice-President and Chief Compliance Officer, NGTL
Ronald L. Cook Calgary, Alberta	Vice-President, Taxation, TCPL and Vice-President, Taxation, NGTL.
Max Feldman Calgary, Alberta	Vice-President, Gas Transmission, West, Gas Transmission Division, TCPL and Vice-President, Gas Transmission, West, NGTL
Russell K. Girling Calgary, Alberta	Executive Vice-President, Corporate Development and Chief Financial Officer, TCPL and Executive Vice-President, Chief Financial Officer and Treasurer, NGTL
Rhondda E.S. Grant Calgary, Alberta	Vice-President, Communications and Corporate Secretary, TCPL and Vice-President and Corporate Secretary, NGTL.
Lee G. Hobbs Calgary, Alberta	Vice-President and Controller, TCPL and Controller, NGTL
Harold N. Kvisle Calgary, Alberta	President and Chief Executive Officer, TCPL and Chief Executive Officer, NGTL
Garry E. Lamb Calgary, Alberta	Vice-President, Risk Management, TCPL and Vice-President, Risk Management, NGTL
Ronald J.Turner Calgary, Alberta	Executive Vice President, Gas Transmission, TCPL and President, NGTL
Donald M. Wishart Calgary, Alberta	Executive Vice-President, Operations and Engineering, TCPL and Executive Vice-President, Operations and Engineering, NGTL

Notes:

(1)
Officers are appointed by the Board of Directors of NGTL and serve at its discretion.

(2)
No Officer has any interest in the voting securities of NGTL.

(3)
Information provided with respect to the principal occupation of each director is based on information furnished to the Company by such director. All of the above directors and officers have held their present principal occupations or held executive positions with the same or associated firms for the past five years, except as indicated as follows:

Albrecht W.A. Bellstedt	Prior to June 2000, Senior Vice-President, Law and General Counsel, TCPL. Prior to April 2000, Senior Vice-President, Law and Administration, TCPL.
Ronald L. Cook	Prior to April 2002, Director of Taxation, TCPL.
Max Feldman
Prior to April 2003, Senior Vice-President, Customer Sales and Services, Operations and Engineering Division, TCPL. Prior to June 2000, Senior Vice-President, Customer, Sales and Service, Transmission Division, TCPL.
Russell K. Girling	Prior to March 2003, Executive Vice-President and Chief Financial Officer, TCPL. Prior to June 2000, Senior Vice-President and Chief Financial Officer, TCPL.
Rhondda E. S. Grant	Prior to February 2005, Vice-President and Corporate Secretary, TCPL.
Harold N. Kvisle
Prior to May 2001, Executive Vice-President, Trading and Business Development, TransCanada. Prior to June 2000, Senior Vice-President, Trading and Business Development, TCPL. Prior to April 2000, Senior Vice-President and President, Energy Operations, TCPL.
Garry E. Lamb	Prior to October 2001, Vice-President, Audit and Risk Management, TCPL. Prior to June 2000, Vice-President, Risk Management, TCPL.
Lee G. Hobbs	Prior to August, 2001, Director, Accounting, TCPL.
Ronald J. Turner
Executive Vice-President, Operations and Engineering, December 2000 to March 2003, TCPL. Executive Vice-President, International, June 2000 to December 2000, TCPL. Prior to June 2000, Senior Vice-President, International, TCPL.
Don M. Wishart	Prior to March 2003, Senior Vice-President, Field Operations, Operations and Engineering Division, TCPL. Prior to June 2000, Senior Vice-President, Operations, Transmission Division, TCPL.

Committees of the Board of Directors

        The Board of Directors of NGTL does not have an executive Committee and the Corporation is not required to have an Audit Committee. The Board of Directors performs all the functions of an Audit Committee.

Conflicts of Interest

        The Board of Directors and members of the TCPL Board who provide services to NGTL, are not aware of any existing or potential material conflicts of interest between NGTL or a subsidiary and any director or officer of NGTL. Directors and officers of TCPL are required to disclose the existence of existing or potential conflicts in accordance with the Canada Business Corporations Act. If a director or officer has such a conflict, NGTL requires that the director or officer absent themselves from any discussion or voting relating to the matter giving rise to the material existing or potential conflict. NGTL is governed by a Code of Conduct (the "Code") mandated by the EUB. This Code requires that an annual report be certified by NGTL's compliance officer to indicate compliance. The Code prohibits any preferential practices to exist between NGTL and TCPL.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

        No insider has any material interest in the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

1.
Additional information in relation to NGTL may be found on SEDAR at www.sedar.com.

2.
Additional financial information is provided in NGTL's audited Consolidated Financial Statements and MD&A for its most recently completed financial year.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

        The following is the Human Resources Committee of TCPL (the "Committee") report on executive compensation which covers all NGTL executives whose compensation is reviewed by the Committee, including the executives referred to as the Named Executive Officers ("NEO's") in the subsection entitled "Executive Compensation Information" below. NGTL executives are not paid directly by NGTL, however a portion of their compensation is included in NGTL's cost of service base and as a result the disclosure on executive compensation is included in this AIF. The TCC Board of Directors determines the compensation for both TCPL and NGTL.

        The Committee is composed of five directors, K.L. Hawkins (Chair), W.K. Dobson, S.B. Jackson, D.P. O'Brien and W.T. Stephens, all of whom are unrelated and independent as required by securities regulations. None of these individuals has ever been an officer or employee of TCPL or any of its subsidiaries. None of TCPL's current executive officers has served as a member of the compensation committee or as a director of any other entity in respect of which any of the members of the Committee or any of the other directors of TCPL is an executive officer. S.B. Jackson joined the Committee in 2004 as a replacement for J.D. Thompson who retired from the Board in April 2004. The Committee reports to the Board of Directors of TCPL on all material matters considered, recommended or approved by the Committee.

        The Committee engages its own consultants and legal advisors, independent of those used by management, to gather information and deliver opinions and advice on various subjects including the compensation practices of TCPL versus the market, securities law and governance practices.

Executive Compensation Structure and Policies

        The design of TCPL's executive compensation program is based on a compensation philosophy that:

  •
  supports employee attraction, engagement and retention;

  •
  is competitive with the external compensation market;

  •
  aligns executive interests with shareholders and customers; and

  •
  rewards accomplishments through "pay-for-performance".

        The executive compensation program specifically provides for Total Direct Compensation ("TDC") which is a combination of base salary and performance-based incentives that reflects business achievement, fulfillment of individual objectives and overall job performance. The Committee approves all remuneration to be awarded through the executive compensation program. TCPL will continue to monitor market conditions and adapt its executive compensation program to ensure it remains competitive and aligned with TCPL's compensation philosophy.

Determining Individual Executive Compensation

Market Competitiveness

        When determining the level of individual executive compensation, the Committee considers market compensation data provided by external compensation consultants. This data consists of summary compensation information from selected Canadian-based companies. These companies are generally head offices or subsidiary offices of similar size and scope to TCPL, and represent the market where TCPL may compete for talent (the "Comparator Group").

        The membership of the Comparator Group is reviewed annually by the Committee for its business relevance to TCPL. An overview of the characteristics of the 2004 Comparator Group, as compared to TCPL, is provided in the following table:

	TransCanada	2004 Comparator Group
Industry	North American Pipelines, Power	Canadian Oil and Gas, Pipelines, Power, Utilities
Location	Calgary	Principally Alberta

		Median	75th Percentile
Revenue(1)	$5.4 billion	$4.7 billion	$6.3 billion
Market Capitalization(2)	$12.9 billion	$12.2 billion	$17.8 billion
Assets(1)	$20.5 billion	$10.2 billion	$12.7 billion
Employees(3)	Approximately 2,500	2,367	3,982

Notes:

(1)
Revenue and Assets statistics reflect 2003 information.

(2)
Market Capitalization is calculated as at July 31, 2004.

(3)
Number of employees is reported as of April 1, 2004.

Pay for Performance

        The Committee considers actual performance and results achieved against annual business and individual performance objectives. The compensation an executive receives will vary in accordance with the following guidelines:

  •
  If actual performance meets objectives and is considered satisfactory, an executive's TDC is designed to be comparable to the median of the data from the Comparator Group;

  •
  If actual performance exceeds those objectives and is considered to be above satisfactory, an executive's TDC is designed to be competitive with above-median compensation levels of the market data for his or her role. The degree to which an executive is compensated over the median is relative to his or her performance level; or

  •
  If actual performance falls short of objectives and is considered to be below satisfactory, variable incentive awards in a given year may be positioned below market median levels, but fixed elements are held and not adjusted downward.

        The pay component mix of TDC is structured to place a significant portion of the executive's compensation at risk. Disclosure of the actual pay component mix for the NEO's is noted in the table below.

Elements of Executive Compensation for 2004

        In 2004, the executive compensation program consisted of four direct compensation elements; base salary, short-term annual cash incentives, share units issued under the mid-term incentive plan and stock options issued as long-term incentives. The following table provides an overview of these elements:

Component of TDC	Type of Compensation	Average Mix(1) for NEO's	Element	Form	Performance Period	Determination of Market Competitive Award
Fixed	Annual	29% of TDC	Base Salary	Cash	1 year	Match to similar roles in the Comparator Group plus individual performance sustained over a number of years
Variable	Annual	28% of TDC	Short-term Incentive	Cash	1 year	Degree to which each executive's achievement against pre-established annual objectives contributed to annual corporate performance
	Longer-term	35% of TDC	Mid-term Incentive	Executive Share Units	Up to 3 years with vesting at end of period	Degree to which each executive's contribution and potential will be key to the success of TransCanada
		8% of TDC	Long-term Incentive	Stock Options	Vesting 33 1/3% each year for 3 years with a 7 year term	Degree to which each executive's contribution and potential will be key to the success of TransCanada

Note:

(1)
Mix is the relative emphasis placed on each pay element and is expressed as an average percentage of TDC for the five NEOs. The relative emphasis on specific forms of variable compensation for individual executives is aligned with the executive's ability to contribute to short, medium, and long-term business achievement based on the Committee's assessment.

Overview of Executive Compensation Elements

Fixed Compensation — Base Salary

        Base salary provides a fixed level of income based on the market value of a role. In accordance with TCPL's market-based compensation practices, all executive roles are individually matched to similar roles in the Comparator Group. Although reviewed annually, base salaries are not significantly adjusted upward year-over-year beyond what is required to maintain appropriate market positioning based on individual contribution and performance or to reflect a material change in an executive's responsibility.

Variable Compensation

        The Board has specifically moved away from formulaically driven variable/incentive compensation programs to programs based on sound judgement and discretion at the Committee and Board levels. The Board is of the view that formulas and weightings applied to forward-looking objectives may lead to unintended consequences for compensation purposes. This is often due to unforeseen events that are outside the scope of the compensation program. For this reason, there are no pre-established weightings applied to measures or numerical calculations used to determine payments for executives from TCPL's performance-based variable compensation programs. The Board's comprehensive assessment of overall business performance of TCPL, including company performance achievement against stated objectives and business circumstances, provides the context for individual executive evaluations for short-term incentives, as well as the vesting of the medium-term incentive awards.

Short-term Incentives

        Short-term incentives are awarded through the annual Incentive Compensation ("IC") program. The IC program provides for annual cash payments based on individual performance measured against pre-established annual business and individual objectives within the context of overall corporate performance. The awards are provided under the following guidelines:

If actual performance is viewed as...		Then...
Below satisfactory	-->	payments are below median market incentive levels
Satisfactory	-->	payments align with median market incentive levels
Above satisfactory	-->	payments may be in excess of the median market incentive levels

        Annual corporate performance provides the baseline from which individual assessments are made. In years where corporate performance meets or exceeds objectives, the foundation for award considerations will generally be, on aggregate, above median market incentive levels. Conversely, if corporate performance is less than satisfactory, award considerations for executives will be tempered accordingly.

        The actual incentive awards for each executive are based on the Committee's subjective and discretionary assessment of the executive's proportional contribution to the corporate results based on his or her achievement against individual objectives. Payments from the IC program are made in the first quarter following the completion of the financial year.

        For 2004, TransCanada's stated objectives focused on the diligent and disciplined implementation of TransCanada's key strategies for growth and value creation. Examples of some of the measures used to assess performance in these areas are as follows:

Financial strength	Earnings per share Funds generated from operations Earnings before interest, taxes, depreciation and amortization The ability to be well prepared for the right transactions
Regulatory framework	Progress on work with regulators and customers to evolve the regulated business model
Grow and optimize core operations (Pipe and Power)	Total shareholder return rolling average Invested capital Earnings growth after three years of the capital being invested
Operational Excellence	Safety Costs Employee engagement Environment Asset performance Customer relationships

        To assess the results achieved against these objectives, the Board looks at both absolute performance and relative performance against specific comparators. The company is of the view that both relative and absolute measures are required to give a balanced perspective of achievement.

        In 2004, performance against these objectives delivered above-satisfactory results in the areas of financial strength, and growth and significant progress on other objectives. The Board has therefore assessed that TransCanada met or exceeded the vast majority of stated performance objectives for 2004. On average, this achievement has resulted in above-median payments to executives under the IC program. The extent to which an individual executive's payment is above median is related to his or her contribution to these business results as assessed by his or her own performance against specified objectives. The actual IC program payments awarded to the NEO's is noted in the "Summary Compensation Table" below.

Medium-term Incentives

        Medium-term incentives are awarded through the Executive Share Unit Plan (the "ESU Plan"). The purpose of this plan is to align a considerable portion of executives' compensation with longer-term performance objectives that support the interests of shareholders and customers. This plan has been in effect since 2003 and the company has made three grants under it. The awarding of annual grants and number of units granted to executives is based on delivering competitive TDC and is not dependent on the number, term or current value of other outstanding incentive awards previously granted to the individual.

        Under the ESU Plan, participants receive a provisional grant of units that are valued based on the price of TransCanada's common shares at the time of grant. Grants are subject to specific business performance conditions set by the Committee at the time of grant. Throughout the three year term of the grant, participant's accounts are credited with additional units for dividends declared and paid.

        At the end of the term, actual achievement will be compared with the performance objectives and participant unit totals will be adjusted based on this assessment. The resulting vested units will then be valued based on the price of TransCanada's common shares at the time of vesting and participants will receive a cash payment for their vested units.

        In 2004, participants received a grant of units that were valued based on the closing price of TransCanada's common shares on the Toronto Stock Exchange ("TSX") on the date of grant. The Committee established specific objectives for Threshold and Target performance levels, the achievement of which will adjust payouts as follows:

Performance Level		Unit Total Adjustment
Below Threshold	-->	zero units vest; no payment is made
At Threshold	-->	50% of units vest for payment
At or Above Target	-->	100% of units vest for payment

        The performance criteria for the 2004 grant consisted of a combination of:

  1.
  TransCanada's absolute total shareholder return ("TSR");

  2.
  TransCanada's relative TSR as compared to specified companies with which TransCanada may compete for capital (the "ESU Peer Group"); and

  3.
  Corporate financial measures of earnings per share and funds generated from continuing operations.

        There are no pre-established weightings applied to these measures or numerical calculations used. The Committee will use its judgement and discretion to assess overall performance in light of the stated criteria and business circumstances surrounding the performance achievement.

        If the actual performance achievement is determined by the Committee to align at a point between Threshold and Target levels, the Committee will determine the number of units that vest on a pro rata basis. The amount paid to the participants will be based on the number of vested units and the weighted average closing price on the TSX during the five trading days immediately prior to and including the valuation date.

        For the purposes of executive compensation disclosure, the ESU plan is reported as a long term incentive plan in this AIF.

Long-term Incentives

        Long-term incentives are awarded to executives through the Stock Option Plan. This plan aligns executives' interests with the longer-term growth and profitability of TransCanada, ultimately enhancing shareholder value. Executives who participate benefit only if the market value of TransCanada's common shares at the time of option exercise is greater than the market value of such shares at the time of grant. The awarding of annual grants and number of options granted to executives is based on delivering competitive TDC and is not dependent on the number, term or current value of other outstanding incentive awards previously granted to the individual.

        The exercise price of an option is based on the price of a TransCanada common share as of the date of grant. The price is set as the higher of the closing price on the grant date or the weighted average closing price on the TSX during the five trading days immediately prior to the grant date. Options granted in 2004 vest 33 1/3% on each anniversary of the grant date for a period of three years. Vested options from this grant may be exercised until their expiry, which is seven years from the grant date.

Share Ownership Guidelines

        The Committee is of the opinion that senior executives should hold an interest in TransCanada in order to align their financial interests with those of shareholders. In January 2003, certain senior officers of the company were given guidelines to achieve an interest level that the Committee viewed as significant in relation to each senior executive's base salary. The specified executives have five years (until December 31, 2007) to meet the following guidelines:

President and Chief Executive Officer	3 times base salary
Executive Vice-Presidents	2 times base salary
Other Specified Senior Executives	1 times base salary

        In calculating their interest in TransCanada, these executives may include the value of shares owned and any outstanding units granted under the ESU Plan. As of December 31, 2004, all NEO's have met or exceeded these guidelines.

Changes to the Executive Compensation Program

ESU Plan

        As a continuous improvement initiative, a review of the ESU Plan design was undertaken in 2004 to further enhance its alignment to TCC's compensation principles. As a result of this review, fundamental changes have been approved by the Committee for implementation starting with the 2005 grant.

        The design changes are intended to provide more transparent and intuitive plan mechanics for participants while maintaining the delivery of competitive compensation. The key design changes included the expansion of the performance levels from two to three and the recalibration of performance requirements in light of the new structure.

	Below Threshold	Threshold	Target	Maximum
Previous Design	Zero payout	Requires stretch but achievable performance	Very difficult stretch performance requirements	N/A
		50% of granted units payout	At Target = 100% granted units payout
New Design	Zero payout	Requires acceptable and achievable performance	Requires stretch but achievable performance	Very difficult stretch performance requirements
		50% of granted units payout	At Target = 100% granted units payout	At Maximum = 150% granted units payout

        With the previous design, there was a significant risk of grant forfeiture due to the difficulty of the performance requirements at both the Threshold and Target levels. Grants were made with higher nominal values in recognition of this significant risk. As a result of the design review, it was concluded that the previous structure of the ESU Plan failed to provide adequate performance motivation for participants. The new design provides for greater recognition of both satisfactory and excellent performance and does not require higher nominal value to deliver the same intended level of competitive compensation over the longer term.

        Starting with the 2005 grant, the share price used to value the units at the time of grant will reflect the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. Previously, the share price used to value the units was the closing price on the TSX on the grant date. The change was made to align the grant valuation process with the payout valuation process.

        For every annual grant under the ESU Plan, the Committee reviews and approves specific business performance conditions. For the 2005 grant, the performance requirements will be based on the same measures as those used for the 2004 grant (i.e. absolute and relative TSR plus corporate financial measures).

Stock Option Plan

        As a result of the introduction of the ESU Plan, the administrative changes noted below were made to the use of the Stock Option Plan in 2003. The implementation of these administrative changes did not require a Plan amendment.

	1995 to 2002 Grants	2003 Grants Onward
Vesting	25% on the grant date 25% each year for the next three years	0% on the grant date 33 1/3% each year for the next three years
Exercise Expiry	Ten years from grant	Seven years from grant
Other awards made at the time of grant	Units from Performance Unit Plan One unit for each Stock Option granted	Units from ESU Plan Number of units granted is not related to the number of Stock Options granted

        Starting in 2005, only executive-level employees participate in the Stock Option Plan.

Performance Unit Plan

        The Performance Unit Plan ("PUP") was established in 1995 and includes participants in the executive and management employee groups. In July 2002, the Committee amended the plan so that no further awards would be made under the PUP, but accruals on existing awards will continue until expiry of the last grants, in 2012.

        Until 2003, one PUP unit was granted in tandem with each option granted under the Stock Option Plan. Each unit is eligible for an annual cash accrual that is no greater than the value of dividends paid on one common share in the preceding financial year. The accrual is made if TransCanada's TSR is equal to or greater than that of other specified Canadian companies with which TransCanada competes for capital (the "PUP Peer Group"). The Committee has full discretion to award the full or a lesser value if TransCanada's absolute TSR is below that of the PUP Peer Group. For 2004, the Committee approved a cash accrual of $1.14 per PUP unit.

        The accrued dollar value vests three years after the grant date and is deemed to be automatically redeemed on the tenth anniversary of the grant date. A performance unit may be exercised for the dollar value accrued on the unit beginning on the third anniversary of the grant date.

        At the time of exercise the market price of a common share plus the amount accrued on the unit must be equal to or greater than the market price of a common share on the grant date of the unit. Additionally, the option awarded in tandem with the unit must have been previously or concurrently exercised. However; if the underlying option is exercised before the PUP unit is vested, the PUP unit is forfeited.

Compensation of the Chief Executive Officer

        The components of TDC for the Chief Executive Officer ("CEO") are the same as those for other executive officers of TCC, namely base salary, short-term incentive (from the IC program), medium-term incentive (from the ESU Plan) and long-term incentive (from the Stock Option Plan). Annually, the Committee makes recommendations to the Board regarding the CEO's compensation based on the same market-based, performance-related basis as for other executive officers. As with other executive officers, there are no pre-established weightings applied to the CEO's personal performance objectives or numerical calculations performed to determine his variable compensation payments.

Overview of Performance

        Mr. Kvisle is accountable for ensuring the stated corporate performance objectives are achieved and this forms the first of his personal objectives. As previously noted, the Board has reviewed TransCanada's financial and non-financial results, and assessed them as meeting or exceeding the vast majority of those objectives for 2004.

        In addition to ensuring the stated corporate objectives are achieved, Mr. Kvisle's 2004 individual objectives focused on delivering value-added support for key initiatives in the organization such as:

  •
  Northern development and key acquisitions;

  •
  Ensuring key management bench strength;

  •
  Building winning long-term relationships with key stakeholders;

  •
  Reinforcing operational excellence throughout the organization;

  •
  Ensuring a high level of ethical behaviour and good governance throughout the organization; and

  •
  Personal growth.

        The Committee assessed Mr. Kvisle's results and concluded that his performance exceeded expectations against individual objectives and made this recommendation to the Board.

        The Board is of the view that Mr. Kvisle's overall contribution to TransCanada's achievements and his performance against individual objectives in 2004 exceeded expectations, resulting in his TDC being positioned slightly below the top quartile TDC for similar roles in the Comparator Group. In its decision, the Board considered the achievement of the company and individual objectives (both financial and non financial) as well as significant economic, industrial and market circumstances that influenced the performance of TransCanada.

        Information on the incentive award decisions for Mr. Kvisle and the other NEO's made by the Committee and the Board in February 2005 can be found in the section entitled, "Supplemental Disclosure of Compensation".

        This Report on Executive Compensation is submitted on behalf of the Human Resources Committee of the Board:

K.L. Hawkins (Chair) W.K. Dobson S.B. Jackson	D.P O'Brien W.T. Stephens

Executive Compensation Information

Summary Compensation Table

        The following table outlines the summary of compensation earned in the 2004, 2003 and 2002 financial years by the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers. Executive officers are included as NEO's based on base salary and annual incentive bonuses earned during the most recently completed financial year.

	Annual Compensation				Long-term Compensation
					Awards		Payouts
Name and Principal Position of the Named Executive Officers	Year	Salary(1) ($)	Bonus(2) ($)	Other Annual Compensation(3) ($)	Securities Under Options Granted(4) (#)	Shares or Units Subject to Resale Restriction ($)	LTIP Payouts(5) ($)	All Other Compensation(6) ($)
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Harold N. Kvisle President and Chief Executive Officer	2004 2003 2002	871,251 772,503 726,252	1,100,000 900,000 1,000,000	46,700 69,108 93,230	165,000 200,000 150,000	0 0 0	0 0 0	0 0 0
Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer	2004 2003 2002	457,524 443,751 420,003	460,000 430,000 480,000	42,680 39,611 26,904	60,000 80,000 65,000	0 0 0	0 0 0	0 0 6,575
Ronald J. Turner Executive Vice-President, Power	2004 2003 2002	450,000 447,501 436,254	340,000 300,000 340,000	58,714 64,233 41,420	40,000 60,000 50,000	0 0 0	0 0 0	0 0 0
Albrecht W.A. Bellstedt Chairman of the Board, Executive Vice President, Chief Compliance Officer	2004 2003 2002	347,505 337,506 327,501	330,000 270,000 300,000	25,665 43,910 9,641	40,000 60,000 45,000	0 0 0	0 0 0	0 0 0
Donald M. Wishart Executive Vice President, Operations and Engineering	2004 2003 2002	335,004 279,435 245,346	330,000 270,000 165,609	5,109 5,189 15,896	40,000 40,000 30,000	0 0 0	0 0 0	0 0 0

Notes:

(1)
Base salary is earned income during the financial year and reflects any changes in base pay rates that occurred during that time period. Any approved change to the base pay rate is effective April 1st of the financial year.

(2)
Amounts referred to in this table as "Bonus" are paid pursuant to TCPL's Incentive Compensation program. See "Report on Executive Compensation — Short-term Incentives".

(3)
The amounts in this column include the value of salary paid in lieu of vacation. This column also includes amounts paid to the NEO's by way of flex benefit credits applied to the Employee Stock Savings Plan, and payments made to the NEO's by subsidiaries and affiliates of TCPL (including directors' fees paid by affiliates and amounts paid for serving on management committees of partnerships in which TCPL holds an interest) specifically, Mr. Girling — $21,000 (director's fees paid by an affiliate). The value of perquisites for each NEO is less than the lesser of $50,000 and 10% of the NEO's total annual salary and bonus and, as such, is not included in the amounts shown in this column.

(4)
This column shows the number of stock options awarded under the Stock Option Plan to each of the NEO's for each of the financial years noted. A similar number of performance units were granted in tandem in 2002 under the PUP, described in the section titled "Changes to the Executive Compensation Program — Performance Unit Plan".

(5)
Long Term Incentive Plan Payouts will represent the settlements for the vested and paid ESU Plan and PUP grants. There have been no payouts made to the NEO's from either plan to date. Please refer to the sections titled "Long Term Incentive Plan Awards Table", "Supplemental Disclosure of Compensation" and "Long Term Incentive Plan Grants Outstanding" for all past and present grant information pertaining to these plans.

(6)
For 2002, the amounts in this column include amounts contributed by TCPL for the NEO's under the Defined Contribution Pension Plan. See the section titled, "Pension and Retirement Benefits" below.

Long Term Incentive Plan Awards

2004 Executive Share Unit Plan Grants

        The following table outlines the medium-term incentive grants made to the NEO's under the ESU Plan for the financial year-ending December 31, 2004. In 2003 the threshold amount equalled 50%, while the target and maximums were 100%.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
		Performance or Other Period Until Maturation or Payout
Name	Securities, Units or Other Rights(1) (#)		Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)
	(a)	(b)	(c)	(d)	(e)	(f)
Harold N. Kvisle	0 - 73,185	01-Jan-04 through 31-Dec-06	0	36,593	73,185	73,185
Russell K. Girling	0 - 29,275	01-Jan-04 through 31-Dec-06	0	14,638	29,275	29,275
Ronald J. Turner	0 - 21,540	01-Jan-04 through 31-Dec-06	0	10,770	21,540	21,540
Albrecht W.A. Bellstedt	0 - 21,540	01-Jan-04 through 31-Dec-06	0	10,770	21,540	21,540
Donald M. Wishart	0 - 21,540	01-Jan-04 through 31-Dec-06	0	10,770	21,540	21,540

Notes:

(1)
This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Medium-term Incentives" for more information about the ESU Plan.

(2)
Does not include units related to reinvested dividends.

Stock Options Granted in 2004

        The following table outlines the stock options granted under the Stock Option Plan to each of the NEO's in February 2004.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Harold N. Kvisle	23-Feb-04	165,000	12.40	26.85	26.80	23-Feb-11
Russell K. Girling	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11
Ronald J. Turner	23-Feb-04	40,000	3.01	26.85	26.80	23-Feb-11
Albrecht W.A. Bellstedt	23-Feb-04	40,000	3.01	26.85	26.80	23-Feb-11
Donald M. Wishart	23-Feb-04	40,000	3.01	26.85	26.80	23-Feb-11

Notes:

(1)
On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

(2)
The exercise price is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the options.

Aggregate Option Exercises during 2004 and 2004 Year-End Option Values

        The following table outlines, for each of the NEO's:

  •
  The number of stock options, if any, exercised during the financial year ended December 31, 2004;

  •
  The aggregate value realized upon exercise;

  •
  The total number of unexercised options, if any; and

  •
  The value of unexercised "in-the-money" options at December 31, 2004.

			Unexercised Options at December 31, 2004 (#)		Value of Unexercised in-the-Money Options at December 31, 2004(1) ($)
	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Harold N. Kvisle	0	0	516,667	335,833	5,715,152	1,796,623
Russell K. Girling	235,162	2,404,055	75,417	129,583	607,240	711,410
Ronald J. Turner	23,256	373,111	207,094	92,500	2,232,542	430,425
Albrecht W.A. Bellstedt	0	0	96,250	91,250	932,963	510,962
Donald M. Wishart	0	0	155,995	74,167	1,779,989	379,977

Note:

(1)
The value of unexercised "in-the-money" options at the financial year end is the difference between the exercise price and the closing price of $29.80 per share of a common share on the TSX on December 31, 2004. The underlying options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

Equity Compensation Plan Information

Stock Option Plan

        The Stock Option Plan is the only compensation plan under which equity securities of TransCanada have been authorized for issuance. Stock options may be granted to such employees of TCPL as the Committee may from time to time determine. Starting in 2005, the Committee determined that only executive-level employees will participate in the plan. The following provides key information regarding the Stock Option Plan provisions:

  •
  The plan was first approved by shareholders in 1995;

  •
  There was an amendment approved by shareholders at TransCanada's annual and special meeting of shareholders held on April 23, 2004 to increase the number of shares issuable by 1,000,000;

  •
  A maximum of 26,000,000 of TransCanada's common shares may be issued under the plan. This represents 5.36% of common shares issued and outstanding as at March 1, 2005;

  •
  As at March 1, 2005, there were approximately 10,694,000 common shares issuable upon the exercise of outstanding stock options. This represents 2.2% of issued and outstanding common shares;

  •
  As at March 1, 2005, there were approximately 3,627,500 common shares remaining available for issuance. This represents 0.75% of issued and outstanding common shares;

  •
  As at March 1, 2005, approximately 11,678,500 common shares have been issued upon the exercise of stock options, representing 2.4% of issued and outstanding common shares; and

  •
  The exercise price for unexercised issued stock options ranges from $10.03 to $30.09, with expiry periods ranging from March 3, 2005 to February 28, 2012.

        Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant cannot exceed 5% of TransCanada's common shares then issued and outstanding. There are no restrictions on the number of stock options that may be granted to insiders, subject to the foregoing limitation. Stock options cannot be transferred or assigned by participants other than by will or by participants who for any reason are unable to manage their affairs.

        Stock options granted in 2004 vest as to one-third on each anniversary of the grant date for a period of three years and have a seven-year expiry date. The exercise price of a stock option is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the stock options. Administrative changes were made to the use of the Stock Option Plan in 2003 which did not require an amendment to the terms of the plan. More information on these changes is found in "Changes to the Executive Compensation Program — Stock Option Plan".

        Under the current terms of the Stock Option Plan, stock options expire on the earlier of:

  •
  The third anniversary of the date of a participant's retirement;

  •
  The first anniversary of the date of a participant's death; and

  •
  The seven year anniversary of the date of grant.

        The following table outlines the action prescribed by the Stock Option Plan, following an employment event:

Employment Event	Action
Resignation	The participant may exercise outstanding exercisable stock options no later than the last day of active employment, after which date all outstanding stock options are forfeited.
Termination without cause	The participant may exercise outstanding exercisable stock options no later than the last day of the notice period, after which date all outstanding stock options are forfeited.
Termination for cause	The participant may exercise outstanding exercisable stock options no later than 10 days after the last day of active employment, after which date all outstanding stock options are forfeited.

        The Committee has the power to amend or discontinue this plan at any time, provided, however, that any amendment which increases the number of common shares that may be issued under the plan, must be approved by the shareholders of TCC. Any such amendment shall not alter or impair the rights of any participants without their consent.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table outlines the number of common shares to be issued upon the exercise of outstanding options under the TCC Stock Option Plan, the weighted-average exercise price of the outstanding options, and the number of common shares remaining available for future issuance under the Stock Option Plan, all at December 31, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,964,792	$20.90	4,682,535
Equity compensation plans not approved by security holders	Nil	Nil	Nil
TOTAL	9,964,792	$20.90	4,682,535

Long Term Incentive Plan Grants Outstanding

        This section includes information on previously awarded medium and long term incentive grants that are still outstanding as of December 31, 2004 under the specified plans. These outstanding grants have not yet been recorded as Long Term Incentive Plan Payouts in the Summary Compensation Table, Column (h).

Executive Share Unit Plan

        The following table outlines the medium-term incentive grants under the ESU Plan that are in addition to those Threshold amount equalled 50%, while the target and maximums were 100%.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
		Performance or Other Period Until Maturation or Payout
Name	Securities, Units or Other Rights(1) (#)		Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)
	(a)	(b)	(c)	(d)	(e)	(f)
Harold N. Kvisle	0 - 50,000	01-Jan-03 through 31-Dec-05	0	25,000	50,000	50,000
Russell K. Girling	0 - 20,000	01-Jan-03 through 31-Dec-05	0	10,000	20,000	20,000
Ronald J. Turner	0 - 15,000	01-Jan-03 through 31-Dec-05	0	7,500	15,000	15,000
Albrecht W.A. Bellstedt	0 - 15,000	01-Jan-03 through 31-Dec-05	0	7,500	15,000	15,000
Donald M. Wishart	0 - 10,000	01-Jan-03 through 31-Dec-05	0	5,000	10,000	10,000

Notes:

(1)
This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Medium-term Incentives" for more information about the ESU Plan.

(2)
Does not include units related to reinvested dividends.

Performance Unit Plan

        The following table outlines PUP awards made to the NEO's. The estimated future payouts set out in the table include all accruals up to and including the accrual approved on February 28, 2005, as the accrual is attributable to 2004 performance. See "Changes to the Executive Compensation Program — Performance Unit Plan" for information with respect to this plan. As at December 31, 2004, approximately 6,976,000 units under the PUP were outstanding. As at March 12, 2005, approximately 6,941,000 units under the PUP were outstanding with a dollar value of $28,653,718.

Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(3)
Performance or Other Period Until Maturation or Payout(2)
Name	Securities, Units or Other Rights(1) (#)		Below Threshold ($)	Threshold ($)	Target ($)	Maximum ($)
	(a)	(b)	(c)	(d)	(e)	(f)
Harold N. Kvisle	150,000 100,000 42,500 55,000 50,000 90,000	25-Feb-12 20-Mar-11 27-Feb-11 28-Feb-10 01-Feb-10 01-Sep-09	0 0 0 0 0 0	476,250 407,500 173,188 272,525 247,750 445,950	476,250 407,500 173,188 272,525 247,750 445,950	476,250 407,500 173,188 272,525 247,750 445,950
Russell K. Girling	65,000 45,000 45,000 50,000 20,000 25,000 25,000 25,162	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 29-Jul-09 01-Mar-09 03-Dec-08 09-Dec-07	0 0 0 0 0 0 0 0	206,375 183,375 222,975 247,750 99,110 123,875 123,875 155,124	206,375 183,375 222,975 247,750 99,110 123,875 123,875 155,124	206,375 183,375 222,975 247,750 99,110 123,875 123,875 155,124
Ronald J. Turner	50,000 42,500 35,000 50,000 20,000 40,000	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 29-Jul-09 01-Mar-09	0 0 0 0 0 0	158,750 173,188 173,425 247,750 99,100 198,200	158,750 173,188 173,425 247,750 99,100 198,200	158,750 173,188 173,425 247,750 99,100 198,200
Albrecht W.A. Bellstedt	45,000 42,500 35,000 50,000 20,000 50,000	25-Feb-12 27-Feb-11 28-Feb-10 1-Feb-10 29-Jul-09 2-Feb-09	0 0 0 0 0 0	142,875 173,187 173,425 247,750 99,100 247,750	142,875 173,187 173,425 247,750 99,100 247,750	142,875 173,187 173,425 247,750 99,100 247,750
Donald M. Wishart	30,000 35,000 20,000 20,000 20,000 25,162	25-Feb-12 27-Feb-11 28-Feb-10 1-Feb-10 1-Mar-09 9-Dec-07	0 0 0 0 0 0	95,250 142,625 99,100 99,100 99,100 155,124	95,250 142,625 99,100 99,100 99,100 155,124	95,250 142,625 99,100 99,100 99,100 155,124

Notes:

(1)
As no further awards will be made under the PUP, it will be phased out over the remaining life of the outstanding units.

(2)
The exercise period for all units commences upon vesting, which is the third anniversary of the grant date, and expires on the tenth anniversary of the grant date, with the exception of the performance units maturing on February 1, 2010 granted under a one time special performance incentive program, which vested on February 22, 2002.

(3)
The Committee determined in February 2005 that $1.14 will accrue for 2004 in respect of the awards made from 1995 to 2002. The amounts referred to herein are either received in full or forfeited by the NEO's. See "Changes to the Executive Compensation Program — Performance Unit Plan" for more information.

Pension and Retirement Benefits for Executive Officers

Pension and Retirement Benefits

        TCPL's Canadian pension plans are designed to attract and retain employees for the long term and to provide employees with a lifetime annual retirement income.

Base Pension Plan

        All TCPL employees participate in the TransCanada Registered Pension Plan, which is now solely a non-contributory defined benefit pension plan. The Registered Pension Plan previously provided three benefit options, a defined benefit, a defined contribution and a combination option (defined benefit and defined contribution). It was amended on October 1, 2001 to eliminate the combination option for new members and on January 1, 2003 to eliminate the defined contribution option.

        The normal retirement age under the Registered Pension Plan is age 60 or any age between 55 and 60 where the sum of an employee's age and continuous service equals 85. Employees are eligible to retire prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is:

1.25% of an employee's highest average earnings(1) up to the final average YMPE(2)

plus

1.75% of an employee's highest average earnings above the final average YMPE multiplied by

the employee's years of credited service in the Registered Pension Plan ("Credited Pensionable Service")

Notes:

(1)
Highest Average Earnings means the average of an employee's best consecutive 36 months of pensionable earnings in the last 15 years before retirement. Pensionable Earnings means an employee's base salary plus actual Incentive Compensation paid to a targeted percentage or for executive employees a fixed percentage of their base salary. Pensionable earnings do not include overtime, shift and premium differentials or any other forms of compensation.

(2)
YMPE means Year's Maximum Pensionable Earnings under the Canada/Quebec Pension Plan (C/QPP). Final Average YMPE means the average of the YPME in effect for the latest calendar year from which earnings are included in an employee's highest earnings calculation plus the two previous years.

        Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,000 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $126,000 per annum.

Supplemental Pension Plan

        All TCPL employees with pensionable earnings over the Income Tax Act (Canada) ceiling of $126,000, including the NEO's, participate in the company's non-contributory defined benefit Supplemental Pension Plan. Approximately 417 TCPL employees currently participate in the Supplemental Pension Plan.

        The Supplemental Pension Plan is funded through a retirement compensation arrangement, under the Income Tax Act (Canada). Subject to the Board's approval, contributions to the fund are based on an annual actuarial valuation of the Supplemental Pension Plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.

        The annual pension benefit under the Supplemental Pension Plan is equal to 1.75% multiplied by the employee's Credited Pensionable Service multiplied by the amount by which such employee's highest average earnings exceed the ceiling imposed under the Income Tax Act (Canada) and were recognized under the Registered Pension Plan.

        Generally, neither the Registered Pension Plan nor the Supplemental Pension Plan provide for the recognition of past service. However, the Committee may, under the provisions of the Supplemental Pension Plan, at its sole discretion, grant additional years of credited service to executive employees.

        Under the Registered Pension Plan and the Supplemental Pension Plan, TCPL employees, including the NEO's, will receive the following normal form of pension:

  •
  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant's designated joint annuitant; and

  •
  in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and for unmarried participants or married participants who have received spousal consent and who have so elected, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

        In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.

        The following table sets out the estimated annual defined benefit plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the Registered Pension Plan and the Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) for employees with the following "highest average earnings" and "years of credited pensionable service classifications".

	Years of Credited Pensionable Service
Highest Average Earnings
	10	15	20	25	30	35
$ 400,000	$68,000	$102,000	$136,000	$170,000	$204,000	$238,000
600,000	103,000	154,000	206,000	257,000	309,000	360,000
800,000	138,000	207,000	276,000	345,000	414,000	483,000
1,000,000	173,000	259,000	346,000	432,000	519,000	605,000
1,200,000	208,000	312,000	416,000	520,000	624,000	728,000
1,400,000	243,000	364,000	486,000	607,000	729,000	850,000
1,600,000	278,000	417,000	556,000	695,000	834,000	973,000
1,800,000	313,000	469,000	626,000	782,000	939,000	1,095,000
2,000,000	348,000	522,000	696,000	870,000	1,044,000	1,218,000

        Based on their current highest average earnings and assuming the NEO's remain employed by TCPL until age 60 and that the Registered Pension Plan and Supplemental Pension Plan remain in force substantially in their present form, the NEO's will have the number of years of credited pensionable service and benefit payable set out below under their names:

	Years of Credited Service to December 31, 2004	Accrued Pension at December 31, 2004 and Payable at Age 60(3)	Years of Credited Service to Age 60	Annual Benefit Payable at Age 60
Harold N. Kvisle(1)	10.33	$264,000	23.16	$595,000
Russell K. Girling(2)	6.00	$72,000	26.50	$311,000
Ronald J. Turner	22.80	$280,000	31.13	$381,000
Albrecht W.A. Bellstedt	10.92	$91,000	20.16	$167,000
Donald M. Wishart	7.59	$55,000	17.50	$126,000

Notes:

(1)
Mr. Kvisle and Mr. Bellstedt were granted five years of additional credited pensionable service which vested on the fifth anniversary of employment. Mr. Kvisle and Mr. Bellstedt are also eligible for one additional year of credited pensionable service for each of the next five continuous years of service with the company. The additional credited service is to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)
Upon the completion of three years of continuous service from September 8, 2004, Mr. Girling will be granted three years of additional credited service to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(3)
Amounts are rounded to the nearest one thousand dollars.

Fiscal 2004 Pension Expense Related to Service and Compensation

        Amounts reported in the table below represent the pension expense related to 2004 service for each of the NEO's under both the Registered Pension Plan and the Supplemental Pension Plan including the impact of differences between actual compensation paid in 2004 and the actuarial assumptions used for the year.

Name	Fiscal 2004 Pension Expense Related to Service and Compensation
Harold N. Kvisle	$894,000
Russell K. Girling	$86,000
Ronald J. Turner	$21,000
Albrecht W.A. Bellstedt	$149,000
Donald M. Wishart	$190,000

Accrued Pension Obligations

        As at December 31, 2004, TCPL's accrued obligation for the Supplemental Pension Plan was approximately $155.9 million. The 2004 current service costs and interest costs of the Supplemental Pension Plan were approximately $3.4 and $8.3 million, respectively, for a total of $11.7 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 18 of the Notes to the Consolidated Financial Statements which are available on the company's website at www.transcanada.com and filed with Canadian securities regulators on SEDAR at www.sedar.com.

        The accrued pension obligations for the NEO's under both the Registered Pension Plan and the Supplemental Pension Plan are outlined in the following table. Changes include the fiscal 2004 expense attributed to service and compensation, as well as the normal increases(1) to pension obligations arising from the annual valuation of the company's pension plans.

Name	Accrued Obligation at December 31, 2003(1)(2)	Change in Accrued Obligation for 2004(2)(3)	Accrued Obligation at December 31, 2004(2)
	(a)	(b)	(c) = (a) + (b)
Harold N. Kvisle	2,357,000	1,254,000	3,611,000
Russell K. Girling	485,000	200,000	685,000
Ronald J. Turner	2,931,000	361,000	3,292,000
Albrecht W.A. Bellstedt	885,000	376,000	1,261,000
Donald M. Wishart	520,000	274,000	794,000

Notes:

(1)
The normal increases include interest on the beginning of year obligation and changes in interest rate assumptions as a result of changes in long-term bond yields.

(2)
The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in the company's 2003 and 2004 consolidated financial statements. As the assumptions reflect the company's best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(3)
Excluded from the change in accrued liability for 2004 is the impact of investment returns on the company's pension plan assets.

Supplemental Disclosure of Compensation

        Decisions regarding medium and long-term grants are made annually by the Committee in February prior to the publication of the AIF. Therefore, although not a requirement, NGTL discloses these forthcoming compensation awards for the NEO's.

        The following tables outline the grants made under the noted plans that were approved in February 2005. For the year 2005 threshold levels are set at 50%, target levels at 100% and maximum levels at 150%. For information pertaining to the noted compensation programs, please refer to the Report on Executive Compensation section.

Medium Term Incentives — Executive Share Unit Plan

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
		Performance or Other Period Until Maturation or Payout
Name	Securities, Units or Other Rights(1) (#)		Below Threshold (#)	Threshold (#)	Target (#)	Maximum (#)
	(a)	(b)	(c)	(d)	(e)	(f)
Harold N. Kvisle	0 - 65,230	01-Jan-05 through 31-Dec-07	0	32,660	65,320	97,980
Russell K. Girling	0 - 18,349	01-Jan-05 through 31-Dec-07	0	9,175	18,349	27,524
Ronald J. Turner	0 - 12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	8,687
Albrect W.A. Bellstedt	0 - 12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	18,687
Donald M. Wishart	0 - 12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	18,687

Notes:

(1)
This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Changes to the Executive Compensation Program — ESU Plan" for more information about the ESU Plan.

(2)
Does not include the units related to reinvested dividends.

Long Term Incentives — Stock Option Plan

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Harold N. Kvisle	28-Feb-05	160,000	15.17%	$30.09	$29.72	28-Feb-12
Russell K. Girling	28-Feb-05	60,000	5.69%	$30.09	$29.72	28-Feb-12
Ronald J. Turner	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12
Albrecht W.A. Bellstedt	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12
Donald M. Wishart	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12

Notes:

(1)
On each anniversary date of the grant for a period of three years, one third of these options vest and are exercisable.

(2)
The exercise price is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the options.

Employee Stock Savings Plan

        NEO's may participate in the Employee Stock Savings Plan on the same basis as all other employees. Each employee may direct a payroll deduction toward the purchase of common shares. TCPL matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional TCPL contribution of 1% of the employee's base salary. The shares purchased and the dividends paid on those shares are allocated to the employee account and vest immediately.

Employment Contracts

        In 2002, the Committee approved an arrangement with Mr. Kvisle and Mr. Bellstedt to grant them additional credited pensionable service. The arrangement resulted in Mr. Kvisle and Mr. Bellstedt receiving five years of additional credited pensionable service in 2004, on their fifth anniversary date with TCPL. In addition, for the next five years, Mr. Kvisle and Mr. Bellstedt will be granted one additional year of credited pensionable service on their anniversary dates. All such additional service is not to exceed 10 additional years of credited pensionable service and is only to be recognized on that portion of pensionable earnings which exceeds annual Registered Pension Plan earnings, to be recognized in the TransCanada Supplemental Pension Plan.

        In 2004 the Committee also approved arrangements for Mr. Girling to obtain additional credited pensionable service. Subject to maintaining continuous employment with TCPL until September 8, 2007 he will receive three additional years of credited pensionable service on that date.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        No director or executive officer of NGTL or any associate of any such director, or executive officer, is or has been indebted to NGTL. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by NGTL.

SECURITIES OWNED BY DIRECTORS

        The Following table sets our the number of each class of securities of TransCanada beneficially owned, directly or indirectly, or over which control or direction is exercised and the number of deferred share units credited to each director, as of March 12, 2005.

Director	TCC Securities Owned, Controlled or Directed(1)
Albrecht W. A. Bellstedt	13,065
Russell K. Girling	149,140
Ronald J. Turner	265,417

Note:

(1)
The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of NGTL, has been furnished by each of the directors. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. The percentage of outstanding shares beneficially owned by any one director or by all directors and officers of the Company does not exceed 1% of the class outstanding.

AUDITOR

        KPMG LLP has been appointed as auditor for NGTL and has served as auditor for the Company since 1998.

MANAGEMENT CONTRACTS

        The management functions of NGTL are substantially performed by the directors and senior officers of the TCPL.

SCHEDULE "A"

Exchange Rate of the Canadian Dollar

        All dollar amounts in the AIF are in Canadian dollars, except where otherwise indicated. The following table shows the yearly high and low noon rates, the yearly average noon rates and the year-end noon spot rates for the United States dollar for the past five years, each expressed in Canadian dollars, as reported by the Bank of Canada.

	Year Ended
	2004	2003	2002	2001	2000*
Year High Noon Rate	1.3968	1.5747	1.6132	1.6021	1.5593
Year Low Noon Rate	1.1774	1.2924	1.511	1.4936	1.4341
360 Day Average Noon Rate	1.3016	1.4014	1.5703	1.5484	1.4852
Year End Noon Rate	1.2036	1.2924	1.5796	1.5926	1.5002
*
Year end noon rate for 2000 is as at December 29, 2000.

        On March 1, 2005, the noon rate for the United States dollar as reported by the Bank of Canada was US $1.00 = Cdn. $1.2293.

Metric Conversion Table

        The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor
Kilometres	Miles	0.62
Millimetres	Inches	0.04
Gigajoules(1)	Million British thermal units	0.95
Cubic metres	Cubic feet	35.3
Kilopascals	Pounds per square inch	0.15
Degrees Celsius	Degrees Fahrenheit	to convert to Fahrenheit multiply by 1.8, then add 32 degrees; to convert to Celsius subtract 32 degrees, then divide by 1.8
(1)
The conversion is based on natural gas at a base pressure of 101.325 kilopascals and at a base temperature of 15 degrees Celsius.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The Management's Discussion and Analysis dated March 1, 2005 should be read in conjunction with the audited Consolidated Financial Statements of NOVA Gas Transmission Limited (NGTL or the Company) and the notes thereto for the year ended December 31, 2004. Amounts are stated in Canadian dollars unless otherwise indicated.

Financial Review

        Net earnings of $176 million in 2004 were $17 million lower than in 2003 and $44 million lower than in 2002. These decreases were primarily due to the impacts of the Alberta Energy and Utilities Board (EUB) decisions in respect of Phase I of the 2004 General Rate Application (GRA) in August 2004 and on the Generic Cost of Capital (GCOC) proceeding in July 2004. In the 2004 GRA Phase I decision, the EUB disallowed approximately $24 million (pre tax) of operating costs associated with the operation of the pipeline. In addition, the GCOC decision resulted in a lower return on deemed common equity in 2004 compared to the earnings implicit in the 2003 and 2002 negotiated settlements which included fixed revenue requirement components, before non-routine adjustments, of $1.277 billion and $1.347 billion, respectively. Net earnings for the Alberta System in 2004 reflect a return on common equity (ROE) of 9.60 per cent on deemed common equity of 35 per cent as approved in the GCOC decision. The 2004 earnings impact of the two EUB decisions were partially offset by lower operating costs, a corporate tax refund and related interest received in the first quarter, higher corporate interest income and higher earnings from TransCanada Pipeline Ventures LP (Ventures LP).

        NGTL owns the Alberta System, which is one of the largest volume carriers of natural gas in North America and delivered 3,909 billion cubic feet (Bcf) of natural gas in 2004, compared to deliveries of 3,883 Bcf in 2003 and 4,146 Bcf in 2002. The volumes transported by the Alberta System in 2004 represented approximately 16 per cent of total North American natural gas production and approximately 64 per cent of the natural gas produced in Western Canada.

        The Alberta System is regulated by the EUB under the provisions of the Gas Utilities Act (Alberta) (GUA) and the Pipeline Act (Alberta). Under the GUA, the rates, tolls and other charges, and terms and conditions of service are subject to the approval of the EUB.

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

Opportunities and Developments

        In October 2004, NGTL acquired the Simmons Pipeline System (Simmons) for approximately $22 million. The assets include 380 kilometres of pipeline and metering facilities and four compressor units located in northern Alberta. The system has a capacity of approximately 185 million cubic feet per day. Simmons delivers natural gas to the Fort McMurray area from several connecting receipt points within the Alberta System, along with production connected directly to the pipeline. Continued development of oil sands resources is expected to increase the demand for natural gas in the Fort McMurray area, as oil sands production requires natural gas supply for hydrogen feedstock, power generation and fuel.

Regulatory Developments

        In July 2003, NGTL, along with other utilities, filed evidence in the EUB's GCOC Proceeding. In this application, NGTL requested a return of 11 per cent on a deemed common equity of 40 per cent for the Alberta System in 2004. In July 2004, the EUB released its decision on the GCOC Proceeding. In its GCOC decision, the EUB set a generic ROE of 9.60 per cent for all Alberta utilities for 2004 and an equity thickness for the Alberta System of 35 per cent. The EUB decided that the generic ROE in future years will be adjusted by 75 per cent of the change in long-term Canada bonds, consistent with the approach used by the National Energy Board. The EUB also indicated that a review of its ROE adjustment mechanism would not occur prior to 2009, unless the ROE resulting from the application of the formula is less than 7.6 per cent or greater than 11.6 per cent. As for changes in capital structure, the EUB expects changes would only be pursued if there is a material change in investment risk.

        In August 2004, NGTL received the EUB's decision on Phase I of the 2004 GRA which consisted of evidence in support of the applied-for rate base and revenue requirement. The EUB approved depreciation rates which resulted in a composite rate of 4.05 per cent in 2004, the purchase of Simmons and the recovery of costs associated with existing transportation arrangements with the Foothills, Simmons and Ventures LP systems. However, the EUB decision disallowed certain operating and capital costs.

        In September 2004, NGTL filed with the Alberta Court of Appeal for leave to appeal the EUB's decision on Phase I of the 2004 GRA with respect to the disallowance of applied-for incentive compensation costs. In its decision, the EUB disallowed approximately $24 million (pre tax) of operating costs, which included $19 million of applied-for incentive compensation costs. NGTL believes the EUB made errors of law in deciding to deny the inclusion of these costs in the revenue requirement. The Company believes these are necessary costs that it reasonably and prudently incurs for the safe, reliable, and efficient operation of the Alberta System. At the request of NGTL, the Court of Appeal adjourned the appeal for an indefinite period of time while NGTL considers the merits of a Review and Variance application to the EUB in respect of 2004 costs, and works toward a negotiated settlement of future years' tolls with its customers. On February 24, 2005, NGTL advised the EUB that an agreement in principle for the Alberta System has been reached with negotiating parties on a revenue requirement settlement for the period January 1, 2005 to December 31, 2007. The agreement is subject to final approval by participating parties and ultimately the EUB.

        In October 2004, the EUB approved Phase II of the 2004 GRA, which primarily dealt with rate design and services. The EUB also directed TransCanada to file a 2005 GRA Phase II application on or before April 1, 2005 to address certain cost allocation issues related to rate design.

        In December 2004, NGTL filed its 2005 Phase I GRA with the EUB. On February 24, 2005, NGTL requested a suspension of the established regulatory timetable for adjudication of the 2005 GRA pending finalization of the contemplated settlement agreement. On February 25, 2005, the EUB granted this request.

Business Risks

Competition

        NGTL's Alberta System provides the major natural gas gathering and export transportation capacity for the Western Canadian Sedimentary Basin (WCSB) by connecting to most of the natural gas processing plants in Alberta and then transporting natural gas for domestic and export deliveries. The Alberta System faces competition primarily from the Alliance Pipeline, a natural gas pipeline from northeast B.C. to the Chicago area for ex-Alberta deliveries. In addition, the Alberta System has faced, and will continue to face, increasing competition from other pipelines.

        As of December 2003, the WCSB had remaining discovered natural gas reserves of 55 trillion cubic feet and a reserves-to-production ratio of approximately nine years at current levels of production. Historically, additional reserves have continually been discovered to maintain the reserves-to-production ratio at close to nine years. Natural gas prices in the future are expected to be higher than long-term historical averages due to a tighter supply/demand balance which should stimulate exploration and production in the WCSB. However, WCSB supply is expected to remain essentially flat.

Financial Risk

        Regulatory decisions continue to have a significant impact on the financial returns for existing and future investments in the Alberta System. The Company remains concerned the approved financial returns discourage additional investment in existing Canadian natural gas transmission systems. NGTL had applied to the EUB for a return of 11 per cent on 40 per cent deemed common equity, in its application in the GCOC proceeding. In its GCOC decision, the EUB set a generic ROE of 9.60 per cent for all Alberta utilities for 2004 and a deemed equity thickness for the Alberta System of 35 per cent.

        The Company is cognisant of the views and shares the concerns of credit rating agencies regarding the Canadian regulatory environment. Credit ratings and liquidity have risen to the forefront of investor attention. In light of the developments in the Canadian regulatory environment, there exists a view that current Canadian regulatory policy is eroding the credit worthiness of utilities which, over the long term, could make it increasingly difficult for utilities to access capital on reasonable terms.

Other

Safety

        NGTL worked closely with regulators, customers and communities during 2004 to ensure the continued safety of employees and the public. Pipeline safety performance in 2004 was excellent with no line-breaks or other serious incidents. Under the approved regulatory models for the Alberta System, expenditures on pipeline integrity have no negative impact on earnings. The Company expects to spend approximately $23 million in 2005 on pipeline integrity compared to $27 million in 2004. NGTL continues to use a rigorous risk management system that focuses spending on issues and areas that have the largest impact on maintaining or improving the reliability and safety of the pipeline system.

Environment

        In 2004, NGTL continued to conduct activities to increase environmental protection through proactive sampling, remediation and monitoring programs. Compressor stations on the Alberta System have been assessed through the Company's Site Assessment, Remediation & Monitoring program. In 2004, the Company invested in improved environmental protection measures. This program of actively assessing and addressing environmental issues will continue into the future. In addition, the decommissioning of two Alberta System compressor plants was undertaken in 2004, effectively reclaiming each project site.

Outlook

        NGTL has a long history of providing pipeline capacity to markets and connecting natural gas supply for the Company's customers. As the marketplace has evolved and competition has grown, the Company has focused on providing market-responsive products and services, competitive cost-effective structures, and the highest levels of reliability to customers.

        In 2005, NGTL will continue to focus on achieving additional efficiency improvements in all aspects of the business by maintaining focus on operational excellence and leveraging technological advancements. NGTL will also continue to work collaboratively with all stakeholders on negotiated settlements and the evolution of services that will increase the value of NGTL's business to customers and stakeholders.

        Looking forward, as the supply/demand balance tightens, producers will continue to explore and develop new fields, particularly in Northeastern B.C. and the Central Foothills regions of Alberta as well as unconventional supply such as gas production from coal bed methane reserves. In addition, NGTL anticipates filing an application in 2005 with the EUB to construct Alberta System facilities in Northern Alberta required to connect additional natural gas supplies delivered to the Alberta System from the Mackenzie Delta.

        NGTL's earnings from its Alberta System are primarily determined by the average investment base, ROE, deemed common equity and opportunity for incentive earnings. In the short to medium term, the Company expects a modest level of investment in these mature assets and therefore anticipates, due to depreciation, a continued decline in the average investment base. Accordingly, without an increase in ROE, deemed common equity or incentive opportunities, future earnings are anticipated to decrease. However, these mature assets will continue to generate strong cash flows. Under the current regulatory model, earnings from the Alberta System are not affected by short-term fluctuations in the commodity price of natural gas, changes in throughput volumes or changes in contract levels.

Earnings

        In 2005, NGTL's net earnings will depend in large part on the outcome of the final terms of the contemplated settlement agreement. The Company is proceeding with finalizing the terms of the settlement with the negotiating parties and anticipates executing the settlement agreement in March, 2005. NGTL will expect to file the settlement agreement with the EUB for approval shortly thereafter.

Capital Expenditures

        Capital spending is comprised of capital maintenance and construction of new facilities that are dependent on requests from customers for new services. Total capital spending for the Company during 2004 was $87 million compared to $78 million in 2003 and $170 million in 2002. The increase in net capital expenditures in 2004 compared to 2003 is primarily attributable to higher spending on construction of new Alberta System facilities. Capital spending in 2005 is expected to increase by approximately $10 million, primarily due to Alberta System facility requirements to service growing markets in Northeastern Alberta.

Liquidity and Capital Resources

Funds Generated From Operations

        Funds generated from operations were $453 million for 2004, compared to $506 million for 2003 and $524 million for 2002. NGTL's ability to generate adequate amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth, is consistent with the past few years.

Investing Activities

        Capital expenditures totalled $87 million in 2004, compared to $78 million in 2003 and $170 million in 2002. Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance. In 2004, NGTL also purchased Simmons for approximately $22 million.

Financing Activities

        In 2004, all required financing was provided by TransCanada PipeLines Limited (TCPL). NGTL anticipates that future financing requirements will be obtained from TCPL or from third parties.

Contractual Obligations

Obligations and Commitments

        Total long-term debt, including debt with TCPL, at December 31, 2004 was $2.405 billion compared to $2.625 billion at December 31, 2003. At December 31, 2004, principal repayments resulting from maturities and sinking fund obligations related to long-term debt are as follows:

PRINCIPAL REPAYMENTS

	Year Ended December 31
	2005	2006	2007	2008	2009	2010+
	(millions of dollars)
Long-term debt	124	76	111	167	9	1,918

        At December 31, 2004, the Company's future purchase obligations are approximately as follows:

PURCHASE OBLIGATIONS

	Year Ended December 31
	2005	2006	2007	2008	2009	2010+
	(millions of dollars)
Transportation by others(1)	83	80	14	14	13	153
(1)
Rates are based on known 2005 levels. Beyond 2005, demand rates are subject to change. The contract obligations in this table are based on known or contracted demand volumes only and exclude commodity charges incurred when volumes flow.

Guarantees

        NGTL had no outstanding guarantees related to the long-term debt of unrelated third parties at December 31, 2004.

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

TCPL

        NGTL relies on TCPL to provide administrative and operating services. Costs for such administrative and operating services are recorded on the Company's financial statements at the exchange amount determined in accordance with policies which are subject to regulatory review.

        During 2004, NGTL made interest payments to TCPL in the amount of $46 million (2003 — $47 million; 2002 — $50 million).

Foothills Pipe Lines (Alta.) Ltd.

        TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd. During 2004, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $69 million for gas transportation services (2003 — $70 million; 2002 — $75 million).

Financial and Other Instruments

        The Company has issued short-term and long-term debt including amounts in foreign currencies. These activities result in exposures to interest rates and foreign currency exchange rates. The Company utilizes derivative and other financial instruments to manage its exposure to the risks that result from these activities. A derivative must be designated and effective to be accounted for as a hedge. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. The recognition of gains and losses on derivatives used as hedges for the Alberta System exposures are determined through the regulatory process.

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

Foreign Exchange and Interest Rate Management Activity

        The Company manages the foreign exchange risk of U.S. dollar debt and interest rate exposures through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. The table below provides information on derivatives held.

		December 31
		2004		2003
	Accounting Treatment	Fair Value	Notional or Principal Amount (U.S.)	Fair Value	Notional or Principal Amount (U.S.)
		(millions of dollars)
Foreign Exchange
Cross-currency swap (maturing 2012)	Hedge	(3)	37	(1)	162

        In accordance with the Company's accounting policy, the above derivative is recorded on the consolidated balance sheet at its fair value in 2004. At December 31, 2004, the Company also had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $47 million (2003 — $210 million). The carrying amount and fair value of these interest rate swaps was $(1) million in 2004 (2003 — nil and $3 million, respectively).

Risk Management

        All elements of the Company's financial risks are managed on its behalf by TCPL. NGTL is exposed to market, financial and counterparty risks in the normal course of their business activities. The risk management function assists in managing these various business activities and the risks associated with these activities. A strong commitment to a risk management culture by management supports this function. TCPL's primary risk management objective is to protect earnings and cash flow and ultimately, shareholder value.

        The risk management function is guided by the following principles that are applied to all businesses and risk types:

  •
  Board Oversight Risk strategies, policies and limits are subject to review and approval by TCPL's Board of Directors.

  •
  Independent Review Risk-taking activities are subject to independent review, separate from the business lines that initiate the activity.

  •
  Assessment Processes are in place to ensure that risks are properly assessed at the transaction and counterparty levels.

  •
  Review and Reporting Market positions and exposures, and the creditworthiness of counterparties are subject to ongoing review and reporting to executive management.

  •
  Accountability Business lines are accountable for all risks and the related returns for their particular businesses.

  •
  Audit Review Individual risks are subject to internal audit review, with independent reporting to the Audit Committee of TCPL's Board of Directors.

        The processes within TCPL's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TCPL's risk taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by TCPL's Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

        TCPL manages market risk exposures in accordance with its corporate market risk policies and position limits. NGTL's primary market risks result from volatility in interest rates and foreign currency exchange rates.

Financial Risk Management

        NGTL monitors the financial market risk exposures relating to its long-term debt portfolio and foreign currency exposure on transactions. The market risk exposures created by these business activities are managed by establishing offsetting positions or through the use of derivative financial instruments.

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

        The Company's counterparty risk management practices and positions are further described in Note 9 to the Consolidated Financial Statements.

Risks and Risk Management Related to the Kyoto Protocol

        NGTL believes that the natural gas that is transported by its facilities plays a critical role in meeting continental energy demand. The Company also recognizes however that its facilities produce emissions that can also contribute to climate change and air related issues. For this reason, the management of air emissions and climate change issues is a key area of the Company's environmental stewardship work.

        Climate change policy development is well underway in North America. In December 2002, the Canadian Government registered its instrument of ratification with the United Nations, making Canada the 100th country to ratify the Kyoto Protocol. Following ratification, the federal government initiated discussions with industry regarding emissions reductions from sources in three broad categories: the oil and gas sector, the electricity sector and the mining/manufacturing sector. The mechanism that is proposed for achieving the reduction is a domestic emissions trading system that would cap emissions from sectors at predetermined emissions intensity levels.

        As direct emitters of greenhouse gas emissions, NGTL's facilities will be impacted by climate change policy developments in Canada. Pipeline systems are expected to be captured under the proposed federal government plan for industrial emitters. At present however, the details of the target allocation within sectors and allowable compliance options have not been finalized. Until the allocation of targets within the sector are set and until compliance options are fully developed, it is difficult to determine the level of impact to the Company's asset base.

Disclosure Controls and Procedures, and Internal Controls

        Pursuant to regulation adopted by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002, NGTL's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

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

        To the best of these officers' knowledge and belief, there have been no significant changes in internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting subsequent to the date on which such evaluation was completed in connection with this report.

Critical Accounting Policy

        The Company accounts for the impacts of rate regulation in accordance with generally accepted accounting principles (GAAP) as outlined in Note 1 to the Consolidated Financial Statements. Three criteria must be met to use these accounting principles: the rates for regulated services or activities must be subject to approval by a regulator; the regulated rates must be designed to recover the cost of providing the services or products; and it must be reasonable to assume that rates set at levels to recover the cost can be charged to and will be collected from customers in view of the demand for services or products and the level of direct and indirect competition. The Company's management believes that all three of these criteria have been met. The most significant impact from the use of these accounting principles is that in order to appropriately reflect the economic impact of the regulator's decisions regarding the Company's revenues and tolls, and to thereby achieve a proper matching of revenues and expenses, the timing of recognition of certain expenses and revenues may differ from that otherwise expected under GAAP. The most significant example of this relates to the recording of income taxes on the taxes payable basis as outlined in Note 10 of the Consolidated Financial Statements.

Critical Accounting Estimate

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Company's consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgement. NGTL's most significant critical accounting estimate is depreciation expense. NGTL's plant, property and equipment are depreciated on a straight-line basis over their estimated useful lives. Depreciation expense for the year ending December 31, 2004 was $299 million. Depreciation expense on the Alberta System is recoverable as part of the cost of providing services. A change in the estimation of the useful lives of the Alberta System's plant, property and equipment would, if recovery through rates is permitted by the regulators, have no material impact on NGTL's net income but would directly impact funds generated from operations.

Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

Hedging Relationships

        Effective January 1, 2004, the Company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting.

        The adoption of the new guideline which NGTL applied prospectively had no impact on net income for the year ended December 31, 2004.

Generally Accepted Accounting Principles

        Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of GAAP and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy and provides an exemption for rate-regulated operations.

        This accounting change was applied prospectively and there was no impact on net income for the year ended December 31, 2004. In prior years, in accordance with industry practice, certain assets and liabilities related to the Company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. There was no material impact from this change on the Consolidated Balance Sheet as at January 1, 2004.

Selected Annual Consolidated Financial Data(1)

        The following sets forth selected annual financial information for the years ended December 31, 2004, 2003, and 2002 in millions of dollars except for per share amounts.

Annual Financial Information	2004	2003	2002
Operating Results
Revenues	1,233	1,315	1,358
Net income(2)	176	193	220
Total assets	4,744	4,992	5,189
Total long-term financial liabilities	2,281	2,441	2,625
Share Statistics
Net income per share — Basic and Diluted	$1,760	$1,930	$2,200
Cash dividends declared per share	$4,340	$750	$790
(1)
The selected annual consolidated financial data has been prepared in accordance with Canadian GAAP.

(2)
There were no discontinued operations or extraordinary items during these periods.

Selected Quarterly Consolidated Financial Data(1)

        The following sets forth selected quarterly financial data for the four quarters of 2004 and 2003 in millions of dollars except for per share amounts.

	Three Months Ended
	March 31	June 30	September 30	December 31
	(unaudited)
2004
Operating Results
Revenues	311	315	300	307
Net income(2)	52	39	38	47
Share Statistics
Net income per share — Basic and Diluted	$520	$390	$380	$470
2003
Operating Results
Revenues	328	330	328	329
Net income(2)	44	48	50	51
Share Statistics
Net income per share — Basic and Diluted	$440	$480	$500	$510
(1)
The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation.

(2)
There were no discontinued operations or extraordinary items during these periods.

Dividends

        TCPL as the sole shareholder on NGTL receives all the dividends declared on the 100,004 New Common Shares. In 2004, 2003 and 2002, NGTL paid dividends of $434 million, $75 million and $79 million, respectively.

Revenue by Segment and Geographic Location

        For the year ended December 31, 2004, 100 per cent of NGTL's revenue came from providing natural gas transmission and related services with all revenues being obtained by providing these services in the Province of Alberta, Canada.

Other Information

        Additional information relating to NGTL, including the Company's Annual Information Form and continuous disclosure documents, is posted on SEDAR at www.sedar.com under NOVA Gas Transmission Ltd.

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

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
(AUDITED)

DECEMBER 31, 2004

KPMG LLP Chartered Accountants
1200 205 - 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDER

        We have audited the consolidated balance sheets of NOVA Gas Transmission Ltd. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
February 28, 2005

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED INCOME

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Revenues	1,233	1,315	1,358
Expenses
Operating expenses	377	378	362
Depreciation	299	296	295

	676	674	657

Operating Income	557	641	701

Other Expenses/(Income)
Financial charges (Note 5)	236	266	299
Allowance for funds used during construction	(1)	(1)	(3)
Other	(3)	6	(6)

	232	271	290

Income before Income Taxes	325	370	411
Income Taxes (Note 10)
Current	171	160	182
Future	(22)	17	9

	149	177	191

Net Income	176	193	220

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED CASH FLOWS

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Cash Generated From Operations
Net income	176	193	220
Depreciation	299	296	295
Future income taxes	(22)	17	9

Funds generated from operations	453	506	524
Decrease/(increase) in operating working capital	6	23	(60)

Net cash provided by operating activities	459	529	464

Investing Activities
Capital expenditures	(87)	(78)	(170)
Deferred amounts and other assets	79	(41)	(14)

Net cash used in investing activities	(8)	(119)	(184)

Financing Activities
Reduction of long-term debt	(184)	(296)	(486)
Long-term debt issued	—	—	300
Common share dividends	(434)	(75)	(79)
Increase/(decrease) in amounts due to parent and affiliates	167	(39)	(15)

Net cash used in financing activities	(451)	(410)	(280)

Change in Cash	—	—	—
Cash at Beginning of Year	—	—	—

Cash at End of Year	—	—	—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED BALANCE SHEET

	December 31
	2004	2003
	(millions of dollars)
ASSETS
Current Assets
Accounts receivable	116	128
Inventories	28	31

	144	159
Plant, Property and Equipment (Note 3)	4,513	4,724
Other Assets (Note 4)	49	91
Future Income Taxes	38	18

	4,744	4,992

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	33	39
Due to parent (Note 6)	491	324
Accrued interest	34	37
Long-term debt due within one year (Note 5)	124	184

	682	584
Deferred Amounts (Note 4)	72	—
Long-Term Debt (Note 5)	2,281	2,441
Preferred Shares (Note 7)	—	—
Common Shareholder's Equity
Common shares (Note 8)	1,706	1,706
Retained earnings	3	261

	1,709	1,967

	4,744	4,992

On behalf of the Board:

(Signed) "A.W.A. Bellstedt" Director	(Signed) "R.K. Girling" Director

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED RETAINED EARNINGS

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Balance at beginning of year	261	143	2
Net income	176	193	220
Common share dividends	(434)	(75)	(79)

Balance at end of year	3	261	143

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

        TransCanada Pipeline Ventures Limited Partnership ("Ventures LP") is a business created by NGTL to provide energy solutions for customers operating in the Western Canada Sedimentary Basin. It currently owns two natural gas pipelines, one to the Fort McMurray oil sands region in northern Alberta, and the other to a large petrochemical complex at Joffre, Alberta. Ventures LP is wholly-owned by NGTL, 99.99 per cent directly and the remaining 0.01 per cent through a wholly-owned subsidiary, TransCanada Pipeline Ventures Ltd.

NOTE 1    Accounting Policies

        The consolidated financial statements of the Company have been prepared by Management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences are described in Note 12. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

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

        In July 2004, the EUB released its decision on the Generic Cost of Capital (GCOC) proceeding. In its GCOC decision, the EUB set a generic rate of return on common equity (ROE) of 9.60 per cent for all Alberta utilities for 2004 and a deemed equity thickness for the Alberta System of 35 per cent.

        In August 2004, NGTL received the EUB's decision on Phase I of the 2004 General Rate Application (GRA) which consisted of evidence in support of the applied-for rate base and revenue requirement. The EUB approved depreciation rates which resulted in a composite rate of 4.05 per cent in 2004, the purchase of the Simmons Pipeline System (Simmons) and the recovery of costs associated with existing transportation arrangements with the Foothills, Simmons and Ventures LP systems. However, the EUB decision disallowed certain operating and capital costs. Operating cost disallowances totalled $24 million pre tax.

        In 2002 and 2003, the Alberta System operated under the Alberta System Rate Settlement 2001-2002, and the 2003 Alberta System Revenue Requirement Settlement, respectively.

        In order to appropriately reflect the economic impact of the regulator's decisions regarding the Company's revenues and tolls, and to thereby achieve a proper matching of revenues and expenses, the timing of recognition of certain revenues and expenses in the regulated business may differ from that otherwise expected under GAAP.

Inventories

        Inventories are carried at the lower of average cost or net realizable value and primarily consist of materials and supplies including spare parts.

Plant, Property and Equipment

        Plant, property and equipment are carried at cost and consist primarily of pipeline, compression and metering facilities used in the transmission of natural gas. Depreciation is calculated on a straight-line basis. The various rates used for the Alberta System resulted in a composite depreciation rate of 4.05 per cent for 2004 and 4.00 per cent for 2003 and 2002. An allowance for funds used during construction is capitalized and included in the cost of plant, property and equipment.

Income Taxes

        As prescribed by the regulator, the taxes payable method of accounting for income taxes is used for tollmaking purposes for regulated natural gas transmission operations. Under the taxes payable method it is not necessary to provide for future income taxes. As permitted by Canadian GAAP, this method is also used for accounting purposes, since there is reasonable expectation that future taxes payable will be included in future costs of service and recorded in revenues at that time. The liability method of accounting for income taxes is used for other operations. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

Foreign Currency Translation

        Assets and liabilities are translated into Canadian dollars at period end exchange rates.

        Exchange gains or losses on the principal amounts of foreign currency denominated debt related to the Alberta System are deferred until they are recovered in tolls.

Derivative Financial Instruments

        The Company utilizes derivative financial instruments to manage its exposure to changes in foreign currency exchange rates and interest rates. Gains and losses on derivatives used as hedges for regulated operations are recognized as they are recovered through the toll making process.

NOTE 2    Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

Hedging Relationships

        Effective January 1, 2004, the Company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting.

        The adoption of the new guideline, which NGTL applied prospectively, had no impact on net income for the year ended December 31, 2004.

Generally Accepted Accounting Principles

        Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of GAAP and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy and provides an exemption for rate-regulated operations.

        This accounting change was applied prospectively and there was no impact on net income for the year ended December 31, 2004. In prior years, in accordance with industry practice, certain assets and liabilities related to the Company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. There was no material impact from this change on the consolidated balance sheet as at January 1, 2004.

NOTE 3    Plant, Property and Equipment

	December 31
	2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(millions of dollars)
Alberta System
Pipeline	4,978	2,055	2,923	4,934	1,908	3,026
Compression	1,496	599	897	1,507	549	958
Metering and other	861	262	599	862	211	651

	7,335	2,916	4,419	7,303	2,668	4,635
Under construction	20	—	20	13	—	13

	7,355	2,916	4,439	7,316	2,668	4,648
Other	86	12	74	85	9	76

	7,441	2,928	4,513	7,401	2,677	4,724

NOTE 4    Other Assets and Deferred Amounts

        Other Assets include regulatory assets of $33 million and $38 million for 2004 and 2003, respectively. Deferred Amounts include regulatory liabilities of nil for both 2004 and 2003.

NOTE 5    Long-Term Debt

		2004		2003
	Maturity Dates	Outstanding December 31(1)	Weighted Average Interest Rate(2)	Outstanding December 31(1)	Weighted Average Interest Rate(2)
Debentures and Notes
Canadian dollars	2007 to 2024	607	11.6%	627	11.6%
U.S. dollars (2004 — US$375; 2003 — US$500)	2012 to 2023	451	8.2%	646	8.3%
Medium-Term Notes
Canadian dollars(3)	2005 to 2030	1,067	7.4%	1,067	7.4%
U.S. dollars (2004 and 2003 — US$233)(4)	2026 to 2029	280	7.7%	301	7.7%
Foreign exchange differential recoverable through the tollmaking process		—		(16)

		2,405		2,625
Less: Long-Term Debt Due Within One Year		124		184

		2,281		2,441

(1)
Amounts outstanding are stated in millions of Canadian dollars; amounts denominated in U.S. dollars are stated in millions.

(2)
Weighted average interest rates are stated as at the respective outstanding dates.

(3)
$300 million (2003 — $300 million) is in the form of a Promissory Note to TCPL. This note has an interest rate of 7.52 per cent and matures in 2010.

(4)
$241 million (US$200 million) (2003 — $259 million (US$200 million)) is in the form of a Promissory Note to TCPL. This note has an interest rate of 7.7 per cent and matures in 2029.

Debentures

        Debentures amounting to $225 million have retraction provisions that entitle the holders to require redemption of up to 8 per cent of the then outstanding principal plus accrued and unpaid interest on repayment dates. No redemptions have been made to December 31, 2004.

Medium-Term Notes

        Medium-term notes amounting to $50 million have a provision entitling the holders to extend the maturity of the medium-term notes from the initial repayment date of 2007 to 2027. If extended, the interest rate would increase from 6.1 percent to 7.0 per cent and the medium-term notes would become redeemable at the option of the Company.

Financial Charges

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Interest on long-term debt	227	250	283
Short-term interest and other financial charges	7	14	14
Amortization of debt discount	2	2	2

	236	266	299

        The Company made interest payments of $228 million for the year ended December 31, 2004 (2003 — $257 million; 2002 — $278 million).

Principal Repayments

        Principal repayments resulting from maturities and sinking fund obligations of the long-term debt of the Company approximate: 2005 — $124 million; 2006 — $76 million; 2007 — $111 million; 2008 — $167 million; 2009 — $9 million.

NOTE 6    Due to Parent

        Short-term borrowings from TCPL are unsecured, payable on demand and interest is charged at the prevailing short-term commercial paper rates.

NOTE 7    Preferred Shares

        The Company is authorized to issue an unlimited number of New Senior Preferred Shares, Class A Preferred Shares, Class B Preferred Shares, and Senior Preferred Shares, all of which are without par value.

        At December 31, 2004 and 2003, 100,002 New Senior Preferred Shares with a carrying value of $1 per share were issued and outstanding.

NOTE 8    Common Shares

        The Company is authorized to issue an unlimited number of New Common Shares of no par value.

        At December 31, 2004 and 2003, 100,004 common shares with a total carrying value of $1,706 million were issued and outstanding.

NOTE 9    Risk Management

Foreign Exchange and Interest Rate Management Activity

        The Company manages the foreign exchange risk of U.S. dollar debt and interest rate exposures, through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. The table below provides information on derivatives held.

	December 31
		2004		2003
	Accounting Treatment	Fair Value	Notional or Principal Amount (U.S.)	Fair Value	Notional or Principal Amount (U.S.)
	(millions of dollars)
Foreign Exchange
Cross-currency swap (maturing 2012)	Hedge	(3)	37	(1)	162

        In accordance with the Company's accounting policy, the above derivative is recorded on the Consolidated Balance Sheet at its fair value in 2004. At December 31, 2004, the Company also had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $47 million (2003 — $210 million). The carrying amount and fair value of these interest rate swaps was $(1) million in 2004 (2003 — nil and $3 million, respectively).

Fair Values

        The fair values of long-term debt are determined using market prices for the same or similar issues. The fair values of foreign exchange and interest rate derivatives have been estimated using year-end market rates.

        The fair value of long-term debt, including the current portion, is $3,014 million (2003 — $3,239 million).

        These fair values are provided solely for information purposes and are not recorded in the consolidated balance sheet.

Credit Risk

        Credit risk results from the possibility that a counterparty to a derivative in which the Company has an unrealized gain fails to perform according to the terms of the contract. Credit exposure is minimized by dealing with creditworthy counterparties in accordance with established credit approval practices. At December 31, 2004, total credit risk and largest credit exposure to a single counterparty are both nil for foreign currency and interest rate derivatives.

NOTE 10    Income Taxes

  Provision for Income Taxes

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Current	171	160	182
Future	(22)	17	9

	149	177	191

Reconciliation of Income Tax Expense

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Income before income taxes	325	370	411

Federal and provincial statutory income tax rate	33.9%	36.7%	39.2%
Expected income tax expense	110	136	161
Income tax differential related to regulated operations	34	30	24
Large corporations tax	5	6	6
Other	—	5	—

Actual income tax expense	149	177	191

Future Income Tax Assets

	December 31
	2004	2003
	(millions of dollars)
Difference in accounting and tax bases of plant and equipment	26	29
Deferred amounts	12	(11)

Net future income tax assets	38	18

Income Tax Payments

        Income tax payments of $158 million were made during the year ended December 31, 2004 (2003 — $143 million; 2002 — $203 million).

Future Income Taxes

        As permitted by Canadian GAAP, the Company follows the taxes payable method of accounting for income taxes related to its regulated operations. If the liability method of accounting had been used, additional future income tax liabilities in the amount of $433 million at December 31, 2004 (2003 — $468 million) would have been recorded and would be recoverable from future revenues.

NOTE 11    Related Party Transactions

        All transactions with related parties occurred in the normal course of operations under normal commercial terms.

TCPL

        NGTL relies on TCPL to provide administrative and operating services. Costs are recorded on the Company's financial statements at the exchange amount determined in accordance with policies subject to regulatory review.

        During 2004, NGTL made interest payments to TCPL in the amount of $46 million (2003 — $47 million; 2002 — $50 million).

Foothills Pipe Lines (Alta.) Ltd.

        TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd. During 2004, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $69 million for gas transportation services (2003 — $70 million; 2002 — $75 million).

NOTE 12    U.S. GAAP

        The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which in some respects, differ from U.S. GAAP. The effects of these differences on the Company's financial statements are as follows.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP

	Year Ended December 31
	2004	2003	2002
	(millions of dollars)
Revenues	1,233	1,315	1,358

Other costs and expenses	377	378	362
Depreciation	299	296	295

	676	674	657

Operating income	557	641	701
Other expenses
Financial charges and other	232	271	290
Income taxes	149	177	191

	381	448	481

Net income in accordance with U.S. GAAP	176	193	220
Adjustments affecting comprehensive income under U.S. GAAP
Unrealized gain on derivatives net of tax(1)	—	5	1

Comprehensive income in accordance with U.S. GAAP	176	198	221

Condensed Balance Sheet in Accordance with U.S. GAAP

	December 31
	2004	2003
	(millions of dollars)
Current assets	144	159
Plant, property and equipment	4,513	4,724
Other assets(2)	701	809

	5,358	5,692

Current liabilities	682	584
Deferred amounts	72	—
Deferred income taxes(2)	615	698
Long-term debt(1)	2,280	2,443
Shareholders' equity(1)	1,709	1,967

	5,358	5,692

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

December 31
Cash Flow Hedges (FAS 133)
(millions of dollars)
Balance at January 1, 2002	(6)
Unrealized gain on derivatives, net of tax of $(1)	1

Balance at December 31, 2002	(5)
Unrealized gain on derivatives, net of tax of $(3)	5

Balance at December 31, 2003 and 2004	—

(1)
Effective January 1, 2004, all foreign exchange and interest rate derivatives are recorded in the Company's Consolidated Financial Statements at fair value under Canadian GAAP. Under the provisions of Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives and Hedging Activities", all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value. For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk. For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.

No amounts were included in income in 2004, 2003 and 2002 with respect to cash flow hedges. No amount was included in other comprehensive income as at December 31, 2004 (2003 — $5 million after tax; 2002 — $1 million after tax), for the hedge of foreign exchange rate risk.

(2)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost of service regulated business. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

Income Taxes

        The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:

	December 31
	2004	2003
	(millions of dollars)
Deferred Tax Liabilities
Difference in accounting and tax bases of plant and equipment	402	433
Taxes on future revenue requirement	220	248
Deferred amounts	—	11
Other	5	6

	627	698

Deferred Tax Assets
Deferred amounts	12	—

Net deferred tax liabilities	615	698

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 — Accounting Changes — to the Company's consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which are incorporated by reference herein. Our report to the shareholders dated February 28, 2005, which is incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
February 28, 2005